CONFIDENTIAL TREATMENT REQUESTED BY IMPERIAL GARDEN & RESORT, INC.

As confidentially submitted to the Securities and Exchange Commission on October 28, 2016

Registration No. -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION SATTEMENT UNDER THE SECURITIES ACT OF 1933

IMPERIAL GARDEN & RESORT, INC.

(Exact name of Registrant as specified in its charter)

__________Not Applicable___________

(Translation of Registrant’s name into English)

British Virgin Islands	7999 (amusement and recreation services)	Not Applicable
State or other jurisdiction of Incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

106 Zhouzi Street, 4th Floor, 4E

Rouhu District, Taipei, Taiwan (Republic of China) 11493

Telephone: 886-2-2658-2927

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173

Road Town, Tortola, British Virgin Islands

Tel: 1-284-852-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jay Kaplowitz, Esq. Cheryll Calaguio, Esq. Huan Lou, Esq. Sichenzia Ross Ference Kesner LLP 61 Broadway, 32nd Floor New York, NY 10006 (212) 930-9700 – telephone (212) 930-9725 – facsimile	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 (212) 530-2208 – telephone (212) 202-6380 – facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.      ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering            ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.                ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.                ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)(2)	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (3)	Amount of registration fee
Ordinary shares, par value US $0.01 per share			$50,000,000	$5,795.00
Ordinary shares, underlying underwriter’s warrants			-	-

(1)	American depositary shares, or ADSs, are evidenced by American depositary receipts issuable upon deposit of the ordinary shares.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may sell these securities until the registration statement filed with the United States Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY IMPERIAL GARDEN & RESORT, INC.

As confidentially submitted to the Securities and Exchange Commission on October 28, 2016

Subject to Completion, Dated October [ ], 2016

PRELIMINARY PROSPECTUS

[  ] American Depositary Shares

Representing [  ] Ordinary Shares

IMPERIAL GARDEN & RESORT, INC.

This is an initial public offering of Imperial Garden & Resort, Inc. (“our”, “we”, “us” the “Company”). The Company is offering on a best-efforts basis as many as [] of its ordinary shares represented by American Depository Shares, or ADSs. We are offering [ ] ADSs. Each ADS represents [ ] ordinary share, par value US$0.01 per share. We expect that the initial public offering price of the ADSs will be between US$[ ] and US$[ ] per ADS. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We intend to apply for listing of our ordinary shares on a NASDAQ under the symbol “[ ]”.

Investing in our ADSs involves a high degree of risk, including risks of losing your entire investment. See “Risk Factors” on page 10 to read about factors you should consider before buying the ADSs.

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, which became law in April, 2012 and will be subject to reduced public company reporting requirements. See “Jumpstart Our Business Startups Act” specified herein.

	Per ADS	Total
Price to public	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$

The underwriter is selling our ADSs in this offering on a best efforts basis. The underwriter is not required to sell any specific number or dollar amount of ADSs but will use its best efforts to sell the ADSs offered. One of the conditions to our obligation to sell any securities through the underwriter is that, upon the closing of the offering, the ADSs would qualify for listing on the NASDAQ market.

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth above, to result in sufficient proceeds to list our ADSs on NASDAQ. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the effective date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us after deducting certain escrow fees. The proceeds from the sale of the ADSs in this offering will be payable to “        ” and will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing trust bank account until the minimum offering amount is raised. We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company. Since we are selling the ADSs offered hereby on an “all or none” basis up to the minimum offering amount, if we do not raise the aggregate offering amount of $15,000,000, we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

Neither the United States Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriter expects to deliver the ADSs against payments in U.S. dollars to purchasers on or about _______ , 2016.

Network 1 Financial Securities, Inc.

          , 2016

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This prospectus contains estimates and information concerning our industry, including market positions, market sizes, and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risks due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

Neither we nor any of the underwriters has done anything that would permit this offering, possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until  _______, 2016 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS CONVENTIONS

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refer to our American depositary shares, each of which represents [] ordinary share;

•	“ordinary shares” prior to the completion of this offering refers to our ordinary shares of par value US$0.01 per share, and upon and after the completion of this offering are to our ordinary shares, each of par value US$0.01 per share;

•	“APR” or “annual percentage rate” refers to the annual rate that is charged to borrowers, including a fixed interest rate and a transaction fee rate, expressed as a single percentage number that represents the actual yearly cost of borrowing over the life of a loan;

•	the terms “we,” “us,” “our,” “the Company,” “our Company” or “Imperial Garden” refers to Imperial Garden & Resort, Inc., a British Virgin Islands corporation, and all of the Subsidiaries as defined herein unless the context specifies;

•	the “Board” or “Board of Directors” refers to the board of directors of the Company;

•	“Subsidiary” or “Subsidiaries,” refer to “HUANG JIA Country CLUB and Recreation Inc.,” “Yao-Teh International Recreation Co., Ltd.” and “Ta-Teh-Fu Co., Ltd.”;

“China”, “mainland China” and “P.R.C.” refer to the People’s Republic of China, excluding Taiwan, Hong Kong or Macau for purposes of this prospectus;

•	“BVI” refers to British Virgin Islands;

•	“R.O.C.” or “Taiwan” refers to Taiwan, the Republic of China;

•	all references to “NTD” and “New Taiwan Dollars” are to the legal currency of R.O.C.; and

•	all references to “U.S. dollars”, “dollars”, and “$” are to the legal currency of the United States.

This prospectus specifies certain NTD amounts and in parenthesis the approximate U.S. dollar amounts at the exchange rate on the date of this prospectus. The conversion rates regarding NTD and U.S. dollars are subject to change and, therefore, we can provide no assurance that U.S. dollar amounts specified in this prospectus will not change.

For clarification, this prospectus follows English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman of the Board of Directors is “Fun-Ming Lo,” even though, in Chinese, his name would be presented as “Lo Fun-Ming.”

We have relied on statistics provided by a variety of publicly-available sources regarding Taiwan’s and China’s expectations of growth, Taiwan’s and China’s interest in the travel and tourism industry, which we have not, directly or indirectly, sponsored or participated in the publication of any of such materials.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a report commissioned by us dated June, 2015, as updated from time to time, by the Cunningham Group (“Cunningham”), an independent urban interior and landscape design firm.

Our Mission

We seek to provide premium services to customers in the hospitality and entertainment businesses. Building on our current golf operation, we intend to expand our services to include leisure vacations, business travel, retail and dining segments. Our goal is to operate one of the largest resorts in Taiwan.

Our Business

The Company was incorporated in the British Virgin Islands on September 23, 2016. We are a development stage company, and we currently manage and operate a golf course known as the Royal Country Club, located in Taiwan on a parcel of land of which Yao-Teh International Recreation Co., Ltd., (“Yao-Teh”) and Ta-Teh-Fu Co., Ltd. (“Ta-Teh-Fu”), two of our Subsidiaries, are the current record owners. Occupying approximately 197.7 acres of land, the Royal Country Club features a renovated18-hole golf course designed by Robert T. Jones, a world-class golf architect, a snack bar providing indigenous Hakka food, various amenities, such as locker and shower rooms, and a retail store that offers golf equipment and accessories. A majority of our current income is derived from the management and operations of the Royal Country Club.

In order to generate additional income, we aim to construct, develop and operate the “Royal Country Club Spa & Resort,” a premier resort, which we intend to complete in two phases, Phase I and Phase II. Phase I will include construction of a premium hotel that will feature full service hot spring spa facilities inside and swimming pools outside, as well as a courtyard garden and a hotel river view that will house water falls, restaurants and bars. Further, we envision that during Phase I, we will also complete the construction and development of a natural hot spring spa on a hill, which will be connected to the main hotel area by a bridge.

During Phase II, we anticipate constructing and developing a second hotel, three upscale restaurants, pools and water slides, a Japanese garden, a multi-purpose center for weddings and conferences and a shopping and entertainment village and other venues or facilities for recreational purposes. The garden will be designed and arranged to recreate a scene reflecting Japan in the 17th century. We believe that this Japanese garden will be the largest garden in the world, occupying approximately 281.7 acers of land.

We expect that upon the completion of the two phases described above, we will begin to generate higher revenues.

We plan to increase our long-term stockholders’ value as follows.

1)	As to the Royal Country Club:

We seek to provide exceptional customer service in order to strengthen customer loyalty. We believe that the Royal Country Club brand has distinguished itself by the 18-hole golf course and nearby villages featured with indigenous culture and food. We intend to focus on ensuring that each of our guests associates the Royal Country Club brand with consistently memorable experience.

2)	Upon completion of the first two phases discussed above, we plan to:

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●	Expand clientele for the Royal Country Club Spa & Resort by undergoing a marketing effort for our additional amenities. We intend to focus on marketing to people of different age groups and gender.
●	Provide more services and expand sources of income. We intend to increase sources of revenue from (1) hotel rooms, conference centers and wedding venues, (2) charging nature park admission fees, (3) charging admission fees for the floral garden, and (4) providing dining service at the restaurants and bars.
●	Form Strategic Partnerships. In addition to IHG, we anticipate developing strategic partnerships on a selective basis. For example, we have had discussions with several established entertainment companies that have extensive experience in our target markets and have indicated interest in jointly developing the resort.
●	Leverage Relationships. We are the first to develop and operate a golf resort featuring hot spring spas and natural habitation in Taiwan. We will continue creating unique or special features to attract customers and increase our market share in the hospitality industry. In order to do so, we intend to continue to leverage our development expertise, existing platform and business model and our access to international strategic partners with the end in view of developing a resort that is superior to others located in our geographical area.
●	Continue innovation. We intend to leverage our in-house expertise in conjunction with the knowledge and experience of our hotel management partners and consultants to develop innovations in resort entertainment activities and amenities.

Our Strategy

We plan to shift our business emphasis from the existing golf-centered model to a tourism-focused model. We believe that upon the completion of Phase I of the construction project, as described above, we will be able to attract a broader range of visitors to our resort. As a part of our marketing strategy, we anticipate designing campaigns and marketing materials that target both domestic and international visitors. If we are successful in developing and operating the Royal Country Club Spa & Resort, we intend to apply the same management and operations model to other chain resorts that we may build and operate in the future.

Competition

In the hospitality and recreation industry, we are facing and expect to continue facing extensive competition from competitors of a similar scale in the same or similar industries and sectors. We have to keep innovating and upgrading our products and services to maintain our existing clientele and attract new customers to the Royal Country Club and the planned Royal Country Club Spa & Resort. For instances, currently the snack bar at the Royal Country Club provides delicious Hakka food to our golf customers. When the contemplated Royal Country Club Spa & Resort opens, the customers will be able to enjoy the view of the largest garden in Taiwan while playing golf therein. Although our current and future services and products provided at the Royal Country Club and to be provided at the planned Royal Country Club Spa & Resort are and will be special as compared to the services at traditional golf courses and hotels, we may not have effective measures to prevent others imitating our services and products. We will be likely to lose customers to other competing golf venues and hotels if those competitors offer similar or more services and products at lower prices.

Competitive Strengths

Our Competitive Strengths in the Golf Business

We believe the Royal Country Club is one of the leading golf venues in Taiwan. Our strengths in this sector include:

●	Established scenic golf course and country club. We have completed significant renovation of our 18-hole golf course, which was designed by a world renowned golf architect. The golf course offers a challenging golf experience and provides what we believe to be a scenic setting.
●	Brand effect. We believe that the name of Royal Country Club will add value to the Royal Country Club Spa & Resort.
●	Special experience of indigenous culture, Hakka. Miaoli is the county where a lot of Hakka people reside. Currently, visitors of the Royal Country Club have an opportunity to participate in Hakka activities, such as participating in Hakka holiday ceremonies, visiting architecture of Hakka styles and tasting Hakka dishes. In the future, guests of our contemplated hotels will be able to visit Hakka places of interest in one trip to Miaoli while staying at our hotels.
●	Experienced management team and committed and motivated staff. Our senior management team has an average of approximately 20 years of experience in construction, real estate development and golf management industries and significant expertise in operating complex and themed golf courses. In addition, we have a team of skilled and committed employees.

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Our Competitive Strengths in the Resort Business

Upon completion of the two construction phases, the entire resort will feature premium hotels and high-quality country club amenities, hot spring spas, scenic hiking trails and Japanese gardens, in addition to the golf course. In that respect, we believe that our competitive strengths include:

●	Upon completion of Phase II, we will be the only and the largest golf club in a garden in Taiwan.
●	We have rare underground hot spring in a resort.
●	We have engaged with IHG as strategic partner, a renowned international hospitality management company with experience in Asian markets. We believe IHG’s rich experience in resort and hotel management will provide superior services to our consumers.
●	We will build the only leisure resort with natural habitation in Miaoli.
●	We have convenient access to Zhongshan high-way, high speed rail and other public transportation.
●	Favorable Trends. We believe the recent vacation trends favor our core value, “quality first”. Nowadays visitors, particularly visitors from mainland China, are paying more attention to the free-styled vacation over the traditional group tour designed by tour agencies. Additionally, tourists from mainland China tend to stay in one place to know more about it. We believe that these trends will continue and that we are well positioned to take advantage of them.
●	First mover advantage. We will be among one of few resorts that operate a golf course, natural hot spring spas, nature parks, country clubhouses, and retail facilities in Taiwan. With our management team’s substantial experience, we believe we are well positioned to capitalize on our first-mover advantage and enhance our brand recognition.

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Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act as discussed above.

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THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$[ ] and US$[ ] per ADS.

ADSs offered by us	[ ] ADSs

ADSs outstanding immediately after this offering	[ ] ADSs

Ordinary shares outstanding immediately after this offering	[ ] ordinary shares and ADSs

The ADSs	Each ADS represents [ ] ordinary shares of par value US$0.01 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. Any amendment that imposes or increases fees or certain charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Underwriter Warrants	We shall grant to the underwriter share purchase warrants (the “Underwriter Warrants”) covering a number of ADSs equal to ten percent (10%) of the total number of ADSs being sold in this offering.

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Use of proceeds

We intend to use the proceeds from this offering for working capital and general corporate purposes, including the expansion of our business. To the extent that we are unable to raise the maximum proceeds in this offering, we may not be able to achieve all of our business objectives in a timely manner. See "Use of Proceeds" for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Lock-up	We and our directors, executive officers and our shareholders of over 5% of the outstanding equity securities issued by the Company have agreed not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities owned by them for a period of one hundred and eighty (180) days after the date of this prospectus, subject to certain exceptions. Immediately after the completion of this offering, a total of [ ] ordinary shares (representing approximately [ ]% of our ordinary shares then issued and outstanding) will be subject to the lock-up agreements and other restrictions on transfer as described under “Shares Eligible for Future Sale” and “Underwriting.” See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	We intend to apply to have the ADSs listed on the NASDAQ under the symbol “_____.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The Underwriter expects to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2016.

Depositary	[ ]

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Summary of Financial Information

The following summary combined statements of operations for the years ended December 31, 2014 and December 31, 2015, and summary combined balance sheet as of December 31, 2014 and December 31, 2015 have been derived from our audited combined financial statements included elsewhere in this prospectus. Our audited combined financial statements are prepared and presented in accordance with U.S. GAAP. The following summary combined statement of operations for the six months ended June 30, 2016 and 2015 and the summary combined balance sheet as of June 30, 2016 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited combined financial statements. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Combined Financial and Operating Data section together with our combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2015	2014

Income Statement Data:
Net revenues	$1,213,410	$1,221,781
Cost of revenues	2,033,716	1,815,190
Gross profit (loss)	(820,306)	(593,409)
Selling, general and administrative expenses	622,901	595,263
Other operating income (expenses)	(2,320,389)	(1,970,021)
Net (loss)	(3,763,596)	(3,158,693)
Foreign currency exchange gain/(loss)	2,452,250	3,761,604
Comprehensive income (loss)	(1,311,346)	602,911

	As of December 31
	2015	2014

Balance Sheet Data:
Cash and cash equivalents	$97,586	$327,736
Total current assets	1,115,950	1,433,875
Total assets	63,043,585	66,480,588
Total liabilities	128,618,550	130,744,207
Total deficit	(65,574,965)	(64,263,619)

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Unaudited Financial Data for the Six Months Ended June 30, 2016 and 2015

	For the Six Months Ended June 30,
	2016	2015

Income Statement Data:
Net revenues	$545,970	$592,618
Cost of revenues	810,324	991,055
Gross profit (loss)	(264,354)	(398,437)
Selling, general and administrative expenses	322,553	272,588
Other operating income (expenses)	(885,832)	(931,768)
Net (loss)	(1,472,739)	(1,602,793)
Foreign currency exchange gain/(loss)	(1,182,728)	(1,507,870)
Comprehensive income (loss)	(2,655,467)	(3,110,663)

	As of June 30
	2016	2015
Balance Sheet Data:
Cash and cash equivalents	$149,936	$97,586
Total current assets	1,137,094	1,115,950
Total assets	63,765,,420	63,043,585
Total liabilities	131,995,852	128,618,550
Total deficit	(68,230,432)	(65,574,965)

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RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our ADSs. We believe the risks and uncertainties described below represent all the material risks known to us that are related to our business and this offering. If any of the following risks actually occur, they may harm our business, financial condition and results of operations. In this event, the market price of our ADSs could decline and you could lose some or all of your investment.

Risks Relating to Our Early Stage Development and Our Operations in General

We are in the early stages of our planned expansion, and as such, we are subject to significant risks and uncertainties. The operating history of the golf course that we currently operate and manage may not serve as an adequate basis to judge our future operating results upon the completion of our contemplated Royal Country Club Spa & Resort.

While Yao-Teh has been operating our golf course since 1988, our planned expansion entails the construction, development and operations of two hotels and other recreational facilities. However, we have not had any direct experience in operating hotels, retail stores, gardens, conference centers, wedding venues, nature hot spring spas and other recreational facilities. As a result, you should consider our business and prospects in light of the risks, expenses and challenges attendant to the operations of a new business. These risks and challenges include:

•	the uncertainties associated with our ability to continue our growth while trying to achieve and maintain our profitability;
•	our ability to establish our competitive position in the high end hotel segment of the lodging industry in Taiwan;
•	our ability to offer innovative products to attract recurring and new customers;
•	implementing our planned strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;
•	increasing awareness of our brand in the resort business and continuing to develop customer loyalty; and
•	attracting, training, retaining and motivating skilled and devoted personnel.

In addition, we have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as Taiwan. Some of the risks relate to our ability to:

•	complete our construction projects within their anticipated time schedules and budgets;

•	attract new and retain existing customers and obtain qualified employees;

•	operate, support, expand and develop our new and existing projects and facilities;

•	maintain effective control of our operating costs and expenses;

•	raise additional capital, as required;

•	develop and maintain internal personnel, systems and procedures to assure compliance with the extensive regulatory requirements applicable to the hospitality business as well as regulatory compliance as a public company;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are unable to complete any of these tasks, we may be unable to complete all of the Royal Country Club Spa & Resort that are currently under development, operate our golf business in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

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We have incurred losses in the past and may incur losses in the future.

We incurred net losses of $3,763,596 and $3,158,693 during the years ended December 31, 2015 and 2014, respectively. We had a total deficit of $65,574,965 and $64,263,619 as of December 31, 2015 and 2014, respectively. We expect our costs to increase as we start expanding our business and operations in the hospitality and entertainment industries. For instance, we estimate that the completion of the Royal Country Club Spa & Resort requires an investment of approximately $200 million, which will be raised in the form of equity and/or debt. Also the operations of the Royal Country Club may be impacted by the construction of the Royal Country Club Spa & Resort and therefore negatively influenced the revenue and profits of the golf operations. As a result, we may incur larger losses in the future. We do not think it is reasonable to expect the Company to make substantial profits during the construction and initial operation of the Royal Country Club Spa & Resort. We cannot assure you that we will achieve or sustain profitability in the future.

Failure to comply with privacy regulations and maintain the integrity of internal or customer data could result in faulty business decisions or harm to our reputation and subject us to additional costs, fines or lawsuits.

Certain information regarding our customers, including personally identifiable information and credit card numbers, is collected and maintained for a period of time for various business purposes, including maintaining records of customer preferences to enhance our customer service quality, the efficiency of billing and the effects of our marketing and promotional efforts.  Additionally, we maintain personally identifiable information about our employees.  The integrity and protection of our customer, employee and company data is critical to our business.  Our customers expect that we adequately protect their personal information.

The regulations applicable to cyber security and privacy are increasingly demanding.  Privacy regulation is an evolving area and may subject us to various compliance requirements.  Compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to serve our customers and market our golf course and ancillary services to our customers. Theft, loss, misappropriation, fraudulent or unlawful use of customer, employee or company data, including cyberattacks, could harm our reputation, resulting in loss of customers, business disruption or increased costs, including remedial costs, lawsuits or fines.  In addition, non-compliance with applicable privacy regulations by us (or in some circumstances, non-compliance by third parties engaged by us) could result in fines or restrictions on our use or transfer of data.  Any of these matters could adversely affect our business, financial condition or results of operations.

Risks Relating to the Completion and Operation of the Royal Country Club Spa & Resort

We could encounter problems that substantially increase the costs to develop our Royal Country Club Spa & Resort and delay or prevent the opening of one or more of our contemplated facilities.

The current estimated budget for the Phase I and Phase II of the Royal Country Club Spa and Resort is based on preliminary projections, initial conceptual design and schedule estimates that we have prepared with the assistance of our independent architecture and design consultants. As of the date of this prospectus, the estimated cost to complete the construction and development of the Royal Country Club Spa and Resort is approximately US$200 million, consisting primarily of construction costs, design fees, professional service fees, consulting and management contract fees and the initial operating costs. However, completion of the resort, as envisioned, is subject to significant development and construction risks, which could have a material adverse impact on our timetables, cost budgets and our ability to complete the projects. These risks include the following:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or failure to obtain necessary permits, licenses and approvals;

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•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to leisure, residential, real estate development or construction projects and tourists’ permits for people from mainland China;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	environmental, health and safety issues, including site accidents;

•	weather interferences;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, cause delays, prevent the construction or opening of any of our contemplated facilities or otherwise affect the design and features of the planned Royal Country Club Spa & Resort.

We may be required to incur significant additional indebtedness or other equity or equity-linked securities in order to complete construction and development of the Royal Country Club Spa & Resort. Our ability to obtain additional financing may be limited, which could delay or prevent the opening or completion of our Royal Country Club Spa & Resort.

We think that it is highly likely that we will require additional funding to complete the construction and development of the Royal Country Club Spa & Resort, as well as to fund initial operating activities and to service existing debt payments. We estimate that we would need approximately $150 million to complete the construction and start the initial operations of the entire Royal Country Club Spa & Resort as contemplated in addition to the funds raised in this offering assuming that we succeed in raising the maximum amount of capital through this offering. If delays and cost overruns are significant, the additional funding required could be substantial, which we will need to obtain either through equity issuances or debt financing. The raising of additional debt by us, if required, could result in the imposition of operating and financing covenants, or liens on our assets, that could significantly restrict our operations. In addition, the sale of additional equity securities could result in dilution to our shareholders’ interest in the Company.

Further, our ability to obtain required capital on acceptable terms, when required, is subject to a variety of uncertainties, including:

•	limitations on our ability to incur additional debt, including as a result of prospective lenders’ evaluations of our creditworthiness and pursuant to restrictions imposed by our existing and anticipated credit facilities;

•	limitations on our ability to raise capital from the credit markets if the credit markets decline due to any large scale defaults originating from overleveraged Chinese companies in Taiwan and China;

•	investors’ and lenders’ perception of, and demand for, debt and equity securities of leisure and hospitality companies, as well as competing offerings of financing and investment opportunities in Taiwan by our competitors;

•	whether it is necessary to provide credit support or other assurances for our Subsidiaries, Yao-Teh and Ta-Teh-Fu;

•	conditions of the U.S., Taiwan, China, Hong Kong, and other capital markets in which we may seek to raise additional funds;

•	our future results of operations, financial condition and cash flows;

•	Taiwan and Chinese regulations on transferring funds between Taiwan and China; and

•	economic, political and other conditions in Taiwan, China and the great Asian region.

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As such, we cannot assure you that the necessary financing, if and when required by us, will be available in the future in the amounts or on terms acceptable to us, or at all. If we fail to raise additional funds in such amounts and at such times as we may need, we may be forced to reduce our expenditures and stay at a level that can be supported by our cash flow and delay the development of the Royal Country Club Spa & Resort. Without necessary capital, we may not be able to:

•	develop and complete any new projects contemplated by our Board of Directors;

•	acquire necessary rights, assets or businesses;

•	expand our operations in Taiwan;

•	hire, train and retain employees for the resort to be constructed;

•	market our services and products; or

•	respond to competitive pressures or unanticipated funding requirements.

Even if the Royal Country Club Spa & Resort is completed as planned, it may not be financially successful, which would limit our cash flow and would adversely affect our operations.

Even if all of the planned facilities contemplated within the Royal Country Club Spa & Resort are completed as planned, no assurance can be given that its operations will be financially successful or generate the cash flows that we require to sustain its operation. We may not attract the level of patronage that we anticipate. If we are unable to attract sufficient business, it would limit our cash flow and adversely affect our operations, our financial condition and our ability to service payments under any of our loan facilities.

Our future resort operating results are subject to conditions affecting the lodging industry in general and our return-driven development model is subject to certain risks.

Our operating results of the contemplated resort are subject to conditions typically affecting the lodging industry, which include:

•	changes and volatility in general economic conditions;
•	our ability to maintain or increase sales to existing customers and attract new customers;
•	competition from other hotels and full-service resorts;
•	natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;
•	seasonality of our business;
•	changes in travel patterns or in the desirability of particular locations, such as Miaoli;
•	increases in operating costs and expenses due to inflation and other factors;
•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
•	the quality and performance of the future managers and other employees of our planned hotels;
•	the availability and cost of capital to allow us to fund construction and renovation of, and make other investments in, our hotels, entertainment facilities and ancillary equipment; and
•	the possibility that our leased properties may be subject to challenges as to their compliance with the relevant government regulations.

In addition, our return-driven development model is subject to the following risks:

•             we may not be able to control our costs effectively as anticipated; and

•             lack of resort operating history makes it difficult to evaluate our future prospects and results of operations of the planned resort.

Changes in any of the conditions typically affecting the lodging industry in general, and the materialization of any risks applicable to our return-driven development model could adversely affect our occupancy rates, average daily rates and revenues generated per available room (“Rev PAR”), or otherwise adversely affect our results of operations and financial condition.

We expect to incur significant pre-opening expenses at the development stage and generate relatively low revenues at the ramp-up stage, which may have a significant negative impact on our financial performance.

We mainly utilize a build-and-operate model, under which the operation of our hotel goes through three stages: development, ramp-up and mature operations. During the development stage, hotels and the accommodations generally incur pre-opening expenses. During the ramp-up stage, when the occupancy rate is still relatively low, revenues generated by hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, our contemplated hotels may not achieve profitability until they reach mature operations. This may have a significant negative impact on our financial performance during the development and ramp-up stages.

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Our business is sensitive to global or regional economic crises. A severe or prolonged downturn in the global, Taiwanese, or Asian economy could cause a sharp reduction of expenditure on our planned resort and therefore materially and adversely affect our revenues and results of operations.

The recent 2015 economic recession in China has been challenging. Uncertainty in credit availability, rising unemployment and slow recovery from sluggish corporate operating and earning performance in certain major economies have continued in 2016. Capital market volatility remains at high levels, as a result of investors’ continued concerns about the systemic impact of potential long-term and wide-spread recession, geopolitical issues, the availability and cost of credit, and the housing and mortgage markets. The weak economic outlook has negatively affected business and consumer confidence and contributed to slow recoveries and low growth rates in most industries around the world.

Our contemplated resort is located in Miaoli where the local economy heavily depends upon tourism, including international visitors from China, South Korea, Japan, United States and other Southeastern Asian countries. Although there have been signs of recovery since the global financial debacle in 2007 originated in United States, there are still great uncertainties regarding economic conditions and the demand for luxurious hotels and golf courses in our targeted markets, such as Taiwan and China. Such uncertainties may adversely impact our results of operations of the planned resort. Continued turbulence in the international markets may also adversely affect our liquidity and financial condition, including our ability to access capital markets to meet our liquidity needs and fund the construction and development of our contemplated resort.

We have not entered into any construction contracts or negotiated with any construction companies regarding the construction of the Royal Country Club Spa & Resort, which may increase the risk of delay.

We have not entered into any construction contracts or negotiated with any construction companies regarding the construction of the Royal Country Club Spa & Resort, which may increase the risk of delay. We currently have not made any plans regarding hiring construction companies, such other engaging with a general contractor that will be responsible for finding subcontractors or directly with separate contractors that will build different parts of the Royal Country Club Spa & Resort. If we did not find competent and diligent construction companies for a reasonable price or found such companies after an extended period of time longer than we expected, it would increase the risks of delaying the construction and operation of the Royal Country Club Spa & Resort.

Our contractors may face difficulties in finding sufficient labor at acceptable cost, which could cause delays and increase construction costs of the Royal Country Club Spa & Resort.

The contractors we intend to retain to construct our Royal Country Club Spa & Resort may face difficulties in finding qualified construction laborers and managers, as many projects commence construction in Taiwan and as substantial construction activities continue in China. Immigration and labor regulations and political tension in Taiwan may cause our contractors to be unable to obtain sufficient laborers from China to make up any gaps in available labor in Taiwan and to reduce costs of construction, which could cause delays and increase construction costs of our projects.

We may encounter common risks associated with construction of hotel buildings and facilities of similar scales.

We expect to be exposed to general risks associated with construction of buildings and facilities for resorts, including but not limited to failure to obtain, or not obtaining in a timely manner, the necessary government licenses, permits and approvals, construction delays, budget overruns and construction contract disputes. In addition, we might experience increased holding costs as a result of delays. We have not yet entered into all of the definitive contracts necessary for the construction and development of the resort, such as construction contracts and recreational facility management contracts. We cannot assure you that we will be able to enter into definitive contracts with contractors and consulting companies with sufficient skills, financial strength and experience on commercially reasonable terms, or at all. We have not, and may not be able to, obtain guaranteed maximum price or fixed contract price terms on the construction contracts for the resort, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the Royal Country Club Spa & Resort or are unable to closely control the construction costs and timetable for the projects, our business, financial condition and prospects may be materially and adversely affected.

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Our insurance coverage may not be adequate to cover all losses that we may suffer from our planned Royal Country Club Spa & Resort. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

We plan to purchase insurance policies providing coverage for construction risks that we believe we may be subject to regarding the construction of the Royal Country Club Spa & Resort. The insurance policies that we expect to purchase will include the life insurance for the construction workers and executive officers, construction materials as well as buildings and fixtures under construction. However, this insurance coverage may exclude certain types of loss and damage, such as loss or damage resulting from acts of terrorism or liability for death or illness caused by contagious or infectious diseases. If loss or damage of those types were to occur, we could suffer significant uninsured losses. Further, the cost of coverage may in the future become so high that we may be unable to maintain the insurance policies we deem necessary for the construction and operations of our projects on commercially practicable terms, or at all, or we may need reduce our policy limits or agree to certain exclusions from our coverage. We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses.

Construction at our projects is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by our contemplated insurance policies.

The construction of large scale properties such as our Royal Country Club Spa & Resort can be dangerous. Construction workers at our projects are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe that we and our contractors take safety precautions that are consistent with the industry practice, but these safety precautions may not be adequate to prevent serious personal injury or loss of life, damage to property or delays. If any accidents occur during the construction of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by our insurance, and therefore our business, prospects and reputation may be materially and adversely affected.

We need the Development Permit, Construction License and Operation License to develop and operate the Royal Country Club Spa & Resort. If we do not obtain the appropriate licenses and permits, we would not be able to construct and use the facilities as contemplated and therefore would not be able to open and operate the resort as planned.

We are required to comply with real property and zoning law to ensure that we can build and operate the Royal Country Club Spa & Resort legally. According to the letter issued from Chang Chen-Bin Architecture Firm dated on October 3, 2016, we need to file our Development Plan of the Royal Country Club Spa & Resort, the Land and Water Reservation Plan and the Environmental Impact Report with the Miaoli County to obtain the Development Permit for our contemplated resort. Thereafter Chang Chen-Bin Architecture Firm will apply for the Construction License for us to start building the resort. Once the resort is completed, Chang Chen-Bin Architecture Firm will, on behalf of the Company, apply for the Operation License which is imperative to the operation of our resort. Chang Chen-Bin Architecture Firm plans to file the Development Plan by December 2016 and estimates that it may take approximately eight months to get the Development Permit. The risks involved in obtaining the Development Permit are that the review process by a committee from the Miaoli County may take longer than what the architecture firm has expected. If, for any reason, the Royal Country Club Spa & Resort operates without the proper licenses and permits, it would be subject to fines ranging from 3% to 30% of the contract price and be further required to obtain the necessary licenses and permits.

We cannot assure you that we will be able to obtain the Development Permit, Construction License and Operation License or obtain such permits and licenses in a timely manner. If we did not successfully obtain any of the licenses or permits described herein timely, we would have to make abrupt changes to our business plan and development strategy because each of them is indispensable.

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The simultaneous planning, constructing and developing our Royal Country Club Spa & Resort and operating the golf course may strain our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of the resort or operation of the golf course.

The planning, designing and construction of Phase I and Phase II of the Royal Country Club Spa & Resort will proceed simultaneously with our operation of the golf course. This construction timetable enables us to maintain certain cash flow and revenue while the Royal Country Club Spa & Resort is being constructed, however, this would entail a significant amount of time and resources from members of our management, which may divert their attention from overseeing the day-to-day operations of the golf course.

We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.

We require extensive operational management and staff to open and operate the resort. Accordingly, we need to undertake a major recruiting program before the opening of the hotels and other comprising the Royal Country Club Spa & Resort. The pool of experienced hospitality and other skilled personnel in Taiwan is limited. Many of our new personnel will occupy sensitive positions requiring qualifications sufficient to meet high standards in the hospitality industry or will be required to possess other skills which entail substantial training and experience. Moreover, competition to recruit and retain qualified hospitality and other personnel is likely to intensify further as competition increases in the hospitality market in Taiwan. Other major resort hotels, such as a Renaissance hotel of the Marriott family in Taipei, are expected to open in Taiwan at or around the same time as our resort. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our recreational and entertainment facilities or that costs to recruit and retain such personnel will not increase. Our inability to attract and retain qualified employees and senior management personnel could have a material adverse effect on our future business operations.

Our business depends substantially on the continuing efforts of our senior management and IHG’s expertise, and our business may be severely disrupted if we lose any of their services or if their other responsibilities cause them to be unable to devote sufficient time and attention to the Company.

We place substantial reliance on the project development and hospitality industry experience and knowledge of the Taiwan and Great Asia markets possessed by members of our senior management team, including Chairman Mr. Fun-Ming Lo, and IHG, which agrees to provide hotel management, technical support and operational services to our hotel to be completed first. The loss of the services of one or more of these members of our senior management team could hinder our ability to effectively manage our current business and implement our growth and development strategies as planned. Finding suitable replacements for Mr. Fun-Ming Lo or other members of our senior management could be difficult if not impossible, and competition for personnel of similar experience could be intense.

We plan to, with assistance from IHG, start recruiting hotel management and operation teams in the fourth quarter of 2017. We or IHG may fail to employ suitable or competent talents to operate and manage any of our contemplated hotels and recreational facilities. The unsuccessful or less than satisfactory operations of any of our planned business lines would exert adverse effect on the financial performance of our entire Company.

The lodging industry in Taiwan is highly competitive and growing rapidly in the past few years, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industry in Taiwan is intensively competitive in 2015 as the supply for lodging exceeded the demand according to a news article published on Win Shang News, one of the real estate industry publications in China. In the past three years since 2013, more than one hundred brand new hotels have been constructed per year in Taiwan. Many of the existing hotels in our targeted markets may be more fully developed and have more revenue to finance ongoing operations than us. Upon opening of our hotels, we will compete primarily with other high end hotels as well as full-service resorts where the competition is mainly based on location, room rates, entertainment facilities, brand recognition, the quality of the accommodations and service levels. In addition, we may face competition from new entrants in the upscale hotel segment and the golf resort segment in Taiwan. Furthermore, we compete with all other hotels for guests primarily from Taiwan, China and Southeast Asian countries. Our typical business customers and leisure travelers may change their travel, spending and consumption patterns and choose hotels in different segments. New and existing competitors may offer more competitive rates, more comprehensive accommodation packages, greater convenience, services or amenities or superior facilities, which could result in a decrease in occupancy and average daily rates of our hotel rooms. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in the location where we plan to operate the resort.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome (“SARS”), or other epidemics. In 2009, reports surfaced regarding occurrences of swine influenza and fears of a global pandemic. Cases of swine influenza were later confirmed in numerous countries, including Taiwan and China. In early 2003, several economies in Asia, including Taiwan, were affected by the outbreak of SARS. Taiwan adopted certain hygiene measures, including quarantining visitors from places where any of the contagious diseases described above were rampant. Those restrictive measures adversely affected the performance of the tourism and hospitality industries during that period. Any prolonged recurrence of such contagious disease or other adverse public health developments in Taiwan or our targeted markets may have a material and adverse effect on our business operations. For example, if any of our employees or customers was suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we might have been under certain circumstances required to quarantine our employees or customers that were affected and the affected areas of our premises. Losses caused by epidemics, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in Taiwan. In the event of an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel or recreational facility, as well as the anticipated future revenue from the hotel or facility. In that event, we might nevertheless remain obligated for any financial commitments related thereto.

Similarly, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

If we are unable to access funds to maintain our hotels’ condition and appearance as planned, the attractiveness of our hotels and our reputation could suffer and our hotel occupancy rates may decline.

In order to maintain outstanding conditions and appearance of our planned hotels, ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment, will be required. Such investments and expenditures require ongoing funding and, to the extent we cannot fund these expenditures from our existing cash or cash flow generated from operations, we must borrow or raise capital through financing. We may not be able to access capital or willing to spend available capital when other higher prioritized projects require the investment. If we fail to make investments necessary to maintain or improve the properties that we plan to build, our resort’s attractiveness and reputation could deteriorate; we could lose our market share to our competitors and our hotel occupancy rates and Rev PAR may decline.

Interruption or failure of our information systems could impair our ability to effectively provide our services that are planned to be provided at the Royal Country Club Spa & Resort, which could damage our reputation.

Our ability to provide consistent and high-quality services and monitor our operations on a real-time basis for our resort, including the hotels, restaurants, golf course, conference centers and other facilities, depends on the establishment and operations of our information technology systems, such as our web property management, central reservation and customer relationship management systems. Any damage to or failure of our systems could interrupt our inventory management, affect the manner of our services in terms of efficiency, consistency and quality, and reduce our customer satisfaction.

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Our technology platform will play a central role in our management of inventory, revenues and loyalty programs. Furthermore, we will rely on our website and call center to facilitate customer reservations. Our systems will be vulnerable to damages or interruptions as a result of power loss or telecommunications failures and operations relying on the system such as reservation and billing will have to be conducted off-line or manually. Computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events will potentially interfere with our normal business operations. Some of our systems will not be fully redundant, and our disaster recovery plan does not account for all possible scenarios. Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or could become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation.

If the value of our products and services or image thereof diminishes, it could have a material and adverse effect on our business and results of operations.

We plan to offer two hotels, amenities and entertainment facilities that are designed to target elite customers. Our success in establishing, maintaining and enhancing our brand and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive products and maintaining consistent premium quality of services across our resort, as well as our ability to respond to competitive pressures. If we were unable to do so, our occupancy rates might have declined, which could in turn have adversely affected our results of operations. Our business might have also been adversely affected if our public image or reputation were to be diminished by the insufficient or ineffective operations of any part of our resort, whether due to unsatisfactory service, accidents or otherwise. If the value of our products or image was diminished or our products did not appeal to customers, our results of operations might have been materially and adversely affected.

We are subject to various hospitality, construction, hygiene, safety and environmental laws and regulations that may subject us to liability.

Our contemplated resort business is subject to various compliance and operational requirements under Taiwanese laws. For example, See “Regulation — Regulations on Hotel Operations.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. If certain of our hotels were not in full compliance with all of the applicable requirements, such as environmental, health and safety laws, we might have been subject to potentially significant monetary damages and fines or the suspension of operations and development activities of the Company.

The growth of third-party online and other hotel reservation intermediaries and travel consolidators may adversely affect our margins and profitability.

IHG or other hotel management teams may have some of our hotel rooms booked through third-party online and other hotel reservation intermediaries and consolidators to whom we pay commissions for such services. They may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. We believe that such intermediaries and consolidators would attempt to develop and increase customer loyalty toward their reservation systems rather than ours. As a result, the growth and increasing importance of these travel intermediaries and consolidators may adversely affect our ability to control the supply and pricing of our room inventory, which would in turn adversely affect our margins and profitability.

Risks Relating to Our Golf Operations

Economic recessions or downturns could negatively affect our golf business, financial condition and results of the golf operations.

A substantial portion of our revenue is derived from discretionary or leisure spending by golfers and such spending can be particularly sensitive to changes in general economic conditions.  An economic downturn in Taiwan could result in slower business activities, increased unemployment, concerns about inflation and energy costs and lower consumer confidence.  Any such downturn is likely to result in reduced spending on leisure activities, such as golfing.  As a result, our business, financial condition and results of operations may be materially adversely affected by such an economic downturn.  With reduced number of golfers on our golf course during an economic downturn, we may be unable to increase our fees, which may contribute to decreased revenues and financial losses.

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We may not be able to attract and retain golfers to utilize our golf properties when we start construction of the Royal Country Club Spa & Resort, which could harm our business, financial condition and results of operations.

The level of attractiveness of our golf course to the market is critically important to our success.  Our success heavily depends on our ability to retain existing players and attract new customers to our golf properties.  Changes in consumer tastes and preferences, particularly those affecting the popularity of golf, dining options and other social trends, could adversely affect our business. In addition, the contemplated Phase I and Phase II construction could dissuade our clients because transporting construction resources and the construction itself may generate the noise, untidy environment and interruption to the golf activities although Phase I construction will be conducted away from the golf course and the golf course will be closed during the Phase II construction period.

Certain factors beyond our control may change consumer spending patterns, particularly in the area of discretionary expenditures for leisure and recreation, resulting in potential reduced demand for our golf services.

Certain factors beyond our control may change consumer spending patterns, particularly in the area of discretionary expenditures for leisure and recreation, resulting in potential reduced demand for our golf services.  These factors include:

•	natural disasters, such as earthquakes, tornadoes, hurricanes, typhoons, wild fires and floods;
•	outbreaks of pandemic or contagious diseases, such as avian or swine flu; and
•	terrorist activities or threats and heightened travel security measures instituted in response to these events.

These factors and other global, national and regional conditions may adversely affect individual golf properties, or certain regions or industries as a whole.  Any one or more of these factors could limit or reduce the demand for our services and in turn could harm our business and results of operations.

Unusual weather patterns and extreme weather conditions as well as seasonality could adversely affect the demand for our golf services or impact our business and results of operations and our ADS price.

Our operations of the golf course are susceptible to seasonal and severe weather patterns.  Extreme weather conditions, such as heavy rains, extremely high temperature and droughts, could reduce our revenues by interrupting or interfering activities on our premises, which could negatively impact our business and operations.  Our golf course business usually declines during winters when the daytime is short and temperature is low. With respect to seasonality, April under which the Strawberry Season falls accounts for a higher percentage of our revenues than other months of the year.

Particularly, our golf course is sensitive to availability of water.  A significantly large quantity of water is needed to maintain the condition of turf grass at a satisfactory level to entertain golfers.  Despite of access to natural lakes, our ability to irrigate our golf course could be adversely impacted by a drought or water shortage caused by human, such as government imposed water restrictions.  A severe drought over an extensive duration could adversely affect our business and results of operations.

Competition in the golf industry could have a material adverse effect on our business and results of operations.

We will operate in a significantly competitive industry and will compete primarily on the basis of reputation, featured facilities, location, quality and breadth of product offerings and pricing.  As a result, competition for market share in the golf industry is intensive.  To succeed, we must have a strong position respecting the market share of golfing and develop new golfers in the Taiwan market.  The number of golf properties in our geographic region may exceed the demand thereof, which could significantly impact our ability to attract and retain golfers.

Increases in our cost of goods, water, utilities and taxes could reduce our operating margins and harm our business, financial condition and results of operations.

Increases in operating costs due to inflation and other factors may not be directly offset by increased revenue.  We anticipate that our operating costs will include labor, cost of goods, water, utilities and taxes.  Many, and in some cases all, of the factors affecting these costs will be beyond our control.  If we are not able to pass along increased costs to our customers in the form of higher prices or others, our operating margins would suffer, which would have an adverse effect on our business, financial condition and results of operations.

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The prices of utilities are volatile and shortages of utilities occur sometimes.  In particular, our golf properties may be subject to restrictions regarding the use of water for irrigation.  Significant increases in the costs of our utilities or any shortages could interrupt or curtail our operations and lower our operating margins, which would have a negative impact on our business, financial condition and results of operations.

We are in the process of amending our licenses and permits for the golf operation, the denial of or delay of obtaining any of which would cause disruptive impact on our current business operation and therefore harm our business and result of operations.

We received the Development Permit and five Construction Licenses to build a 36-hole golf course and three Operation Licenses for the 18-hole golf course which has been in operation since its establishment. Due to policy changes and ownership disputes over certain lots of land inside the territory of the planned 36-hole golf course, we had to switch from the original plan of a 36-hole golf course to the plan of an 18-hole golf course. As a result of the change of plan, we applied and obtained the new Development Permit for the 18-hole golf course, which had been completed as part of the planned 36-hole golf course. We are currently in the process of amending the Construction License and the Land and Water Reservation Plan in order to reclassify the land as golf special district for entertainment purposes. After reclassification of the land, we will apply for the Operation License from the Miaoli County to operate the 18-hole golf course on a full scale.

Presently we are operating the golf course on a testing basis, upon which we are not allowed to host golf tournaments. Yi-Cheng Huang, a consultant who is in charge of obtaining all the licenses and permits for the 18-hole golf course, estimated that it would take approximately 18 months to reclassify the land before the Company is allowed to construct buildings on it. Therefore we cannot provide assurance that we will be able to obtain all the license and permits to operate the existing golf course on a full scale. Failure to obtain or obtain in a timely fashion all necessary licenses and permits will prevent or delay the process of operating our golf course with all of its functionality. Failure to reclassify the land for entertainment purposes will disallow us to develop and construct the buildings contemplated for the Royal Country Club Spa & Resort.

The construction of Phase I of the Royal Country Club Spa &Resort may interrupt the regular operation of the golf course and therefore is likely to cause adverse impact on the operation results of the golf course.

The management of our Company plans to construct the hotel and other facilities for Phase I of Royal Country Club Spa &Resort during which the golf course remains in operation. Although the construction site of Phase I is located to the north of the golf course and does not have any overlapping area with the golf course, there is possibility that the construction will cause disruptive or interruptive impact to golfing activities on the Royal Country Club. The noise, extra traffic, dust, dirt and waste caused by the construction project will likely have adverse impact on our golfing activities. We cannot guarantee that the construction of Phase I will not harm our operation results of the golf course during the period thereof.

Accidents or injuries at our golf properties or in connection with our operations may subject as to liability, and accidents or injuries could negatively impact our reputation and play at our golf properties, which could harm our business, financial condition and results of operations.

There are risks of accidents or injuries on our golf properties or in connection with our operations and activities, including injuries caused by slips and falls on our premises and golf ball hits.  If accidents or injuries occur on our golf properties, we may be held liable for costs related to the injuries.  Although Yao-Teh purchased liability insurance against injuries caused by accidents occurred on the golf course, property insurance against damages to the properties on the premises and insurance against terrorist attacks in the past few years until June 2015, there can be no assurance that Yao-Teh has obtained or will obtain any such insurance at a reasonable price for now and in the future.  Our business, financial condition and results of operations could be harmed to the extent that claims and associated expenses resulting from accidents or injuries exceed our current insurance coverage if there is any.

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Our operations will subject us to environmental regulations, which create uncertainty regarding our future environmental expenses and liabilities.

Our golf properties are regulated by certain environmental laws.  We may be required to incur costs to comply with these laws, such as laws related to water resources, discharges to air, water and land; the handling and disposal of solid and hazardous waste, and, possibly, the cleanup of properties affected by regulated materials.  Pursuant to the environmental requirements, we may be required to investigate and clean up hazardous or toxic substances on or chemical releases from our golf properties.  Environmental laws may impose on us the clean-up responsibility and liability without regard to whether the relevant entity knew of or caused the presence of the contaminants.  We may use certain substances and generate certain wastes that may be deemed hazardous or toxic pursuant to such laws, and in the future we may incur costs related to cleaning up contamination resulting from historical uses of our golf properties and for our treatment, storage or disposal of wastes on any of our golf properties when they were owned by other preceding entities.  The costs of investigation, remediation or renewal of regulated materials may be substantial and the presence of any such substances, or the failure to remediate any golf property properly, may impair our ability to use our golf properties.  We may be required to incur costs to remediate potential environmental hazards, mitigate environmental risks in the future, or comply with other environmental requirements.

Our insurance on the golf business may not be adequate to cover all the losses that we may suffer from our golf operations.

We currently have property insurance on the golfing machinery and equipment, accidental fire insurance on our real property and fixtures and accident insurance on all of our personal and real property. If we incur losses or damages for which we are held liable for amounts exceeding the limits of our insurance coverage, or for claims outside the scope of our insurance coverage, our business and results of operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of golf reservations, deterioration or corrosion of the golf course land, insect or animal damages and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as acts of war or terrorism, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to obtain business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

Our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

A significant portion of our operating costs, including leases and employee base salaries, is fixed. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, winter time before the Chinese New Year generally accounts for a lower portion of our annual revenues than other time of the year, but our expenses do not vary as significantly with changes in occupancy and revenues as we need to continue to pay equipment leases and employee salaries, make regular repairs, maintenance and renovations and invest in other improvements throughout the year to maintain the attractiveness of our contemplated hotels. Furthermore, our property development and renovation costs may increase as a result of an increase in the cost of materials. However, we have limited ability to pass the increased portion of the costs to customers through golf admission fee or membership fee increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

Risks Relating to Doing Business Outside of the United States

Because our headquarters are located outside of the U.S. and our business will be conducted outside of the U.S., we are subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect our revenue and cost of doing business in Taiwan.

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Foreign economic downturns may affect our results of operations in the future.  Additionally, other facts relating to the operation of our business outside of the U.S. may have a material adverse effect on our business, financial condition and results of operations, including:

•	international economic and political changes;
•	the imposition of governmental controls or changes in government regulations, including tax laws, regulations and treaties;
•	changes in, or impositions of, legislative or regulatory requirements regarding golf properties and resort properties;
•	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act and export control laws;
•	difficulties in achieving headcount reductions due to unionized labor and works councils;
•	restrictions on transfers of funds and assets between jurisdictions; and
•	China- Taiwan geo-political instability.

As we continue to operate our business globally, our success will depend in part, on our ability to anticipate and effectively manage these risks.  The impact of any one or more of these factors could materially adversely affect our business, financial condition and results of operations.

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the rigid relationship between the R.O.C. and the P.R.C. that could negatively affect our operations and the value of your investment.

Our principal executive office and substantially all of our assets are located in Taiwan and substantially all of our revenues are derived from our operations in Taiwan.  Accordingly, our business, financial condition and results of operations and the market price of our ADSs may be affected by changes in governmental policies, taxation, inflation or interest rates, social instability and diplomatic and social developments in or affecting Taiwan.

For example, in 2006, a mass movement formed calling for the resignation of the president of Taiwan over a series of alleged corruption scandals and staged dramatic protests.  In addition, Taiwan has a unique international political status.  Since 1949, Taiwan and mainland China, or P.R.C., have been separately governed by different political parties.  The P.R.C. claims that it is the sole government in China, including Taiwan, while some political parties in R.O.C. claim R.O.C.’s independence or R.O.C. as the only legitimate government of China, including Taiwan and China.  There was a time when the two governments prohibited all and any of trades, transactions and trips crossing the Taiwan Strait. Although significant economic and cultural relations have been established in the recent years between the R.O.C. and the P.R.C., relations have often been strained.  The P.R.C. government has refused to renounce the use of military force to regain control over Taiwan.  Furthermore, the P.R.C. government has passed an Anti-Secession Law in March, 2005, which has authorized the government to use all necessary measures, including non-peaceful means, against Taiwan’s independence movement in the event of such declaration. In February of 2006, the then president of Taiwan ceased all activities in the country’s National Unification Council, a committee established to assist Taiwan in its efforts to reunite with the P.R.C.  Such cessation is commonly viewed as having a detrimental effect on the relations between the two sides.  Some of past development of the relationship between the R.O.C. and the P.R.C. has depressed the market prices of the securities of several Taiwanese companies.  The recent situation of no dialogue between Taiwan and mainland China is followed by an approximate 30% decline of arrivals from mainland China to Taiwan in 2016.1 Such unstable relationship between the R.O.C. and the P.R.C. could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

1 Ralph Jennings, Taiwan Sees 30% Decline in Tourists from China: Here’s the Impact, Forbes, Jul. 25, 2016, http://www.forbes.com/sites/ralphjennings/2016/07/25/a-snapshot-of-taiwan-after-the-cutback-in-chinese-tourists/#4348ed102782.

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Adverse changes in the political and economic policies of China could have a material and adverse effect on the overall economic growth of China, which could adversely affect our competitive position.

Chinese economy differs from the economies of most developed countries in many respects, including the level of governmental involvement, the growth rate, control of foreign exchange rates and the methods of allocating resources.  For instance, the P.R.C. government exercises significant control over its economic growth through the allocation of resources, control of incurrence and payment of foreign currency-denominated obligations, establishment of monetary policy and provision of preferential treatment to particular industries.  Changes in any of these policies, laws and regulations could adversely affect the overall economy in the P.R.C., including the golf industry in which we operate and the hospitality industry into which we plan to enter.  While the Chinese economy has grown significantly in the past thirty years, the growth has not been consistent.  Recently, Chinese economy is going through a significant downturn, which has had negative effects on other economies in the world.

Approximately 40% of our customers are from the P.R.C.  Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China.  Although the Chinese economy is no longer a planned economy, the Chinese government continues to exercise significant control over its economic growth through direct allocation of resources, monetary and tax policies, restrictions on foreign investment in certain industries, limitations on foreign currency exchanges, and restrictions on the development of specific industries or markets.

In response to the economic downturn, the P.R.C. government has adopted certain policies to stimulate the economic growth in China.  If the Chinese policies fail to achieve any of the goals and any aspect of the policies limits the growth of our industries or otherwise negatively affects our businesses, our growth rate, strategy or results of operations could be adversely affected.

We cannot assure you that any of the various monetary policies and economic stimulus actions adopted by the Chinese government will be effective to bring back the Chinese economy on a fast growth track as it was.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”) and Chinese anti-corruption law.

We are subject to the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments, foreign government officials and political parties by U.S. persons as defined by the statute for purposes of obtaining or retaining businesses.  We are also subject to Chinese anti-corruption law, which strictly prohibits bribes to government officials.  We may have agreements with third parties who may make sales in China and U.S., during the process of which we may be exposed to corruption.  Activities in Taiwan create the risk of unauthorized payments or offers of payments by an employee, consultant or agent of the Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material aspects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective and any of our employees, consultants or agents may engage in corruptive conduct for which we might be held responsible.  Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions against the Company and individuals and therefore could negatively affect our business, operating results and financial condition.  In addition, the Taiwanese government may seek to hold us liable as a successor for FCPA violations committed by companies in which we invest or which we acquire.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations, this offering and our reputation.

Recently, U.S. public companies that have substantially all of their operations in China, have been subjects of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC.  Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal control over financial accountings, inadequate corporate governance and ineffective implementation thereof and, in many cases, allegations of fraud.  As a result of enhanced scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless or illiquid.  Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations.  It is not clear what effects the sector-wide investigations will have on our Company, our business and this offering.  If we become a subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and defend the Company.  If such allegations were not proven to be groundless, the Company and our business operations would be severely hampered and the price of your stock of the Company could decline substantially.  If such allegations were proven to be groundless, the investigation might have significantly distracted our management’s attention.

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International operations expose us to currency exchange and repatriation risks, and we cannot predict the effect of future exchange rate fluctuations on our business and operating results.

We have substantially all business operations in Taiwan.  We have exposure to currency fluctuations because our sales and purchases are denominated in New Taiwan Dollars.  We cannot assure you that the effect of currency exchange fluctuations will not materially affect our revenues and net income in the future.

If Taiwan’s transportation infrastructure does not adequately support the development of Taiwan’s hospitality industry, visitation to Taiwan may not increase as currently expected, which may cause our projects to be unsuccessful.

Taiwan is an island and separated by Taiwan Strait, a strait of 180 kilometers (111.85 miles) in width, from China. Therefore air transportation plays a critical role in its external relations. There are many civilian airports in Taiwan, two of which are international, Taoyuan International Airport (“TPE”) and Kaohsiung International Airport (“KHH”), serving approximately 97 international air routes with coverage of China, United States, Japan, Singapore, Philippines, Thailand, Indonesia and Hong Kong. Three main railway lines in Taiwan, West Line, East Line and South Circle Line, together with branch railway lines, form a complete circle on the island. Numerous long distance buses and local bus lines serve the need for ground transportation.

To support Taiwan’s planned transformation into a mass-market tourism destination, the frequency of bus, plane and ferry services to Taiwan must increase significantly. In addition, Taiwan’s internal road system is prone to congestion and collapses or landslides under severe weather conditions and therefore must be substantially improved to support projected increases in traffic. While various projects are under development to improve Taiwan’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Taiwan and cause our Royal Country Club Spa & Resort to be not as successful as expected.

Risks Relating to Our Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We expect to incur, based on current budgets and estimates, secured or unsecured long-term indebtedness, including a portion of approximately US$ 150,000,000 primarily for the development and construction of Phase II of the Royal Country Club Spa & Resort.

Our significant indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to divert a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or investment in operations;

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•	limit our flexibility in planning for, or reacting to, changes in our golf and hospitality businesses and the industries thereof;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt will bear interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for our operations; and

•	in the event we or one of our subsidiaries were to default over secured indebtedness, result in the loss of all or a substantial portion of our and our Subsidiaries’ assets, in which our lenders would take security interest.

Servicing the debt of our Subsidiaries requires a significant amount of cash, and our subsidiaries may not generate a sufficient level of cash flow from their businesses to make scheduled payments on their debt.

On July 9, 1991, Yao-Teh entered a four-year loan agreement with Taiwan Business Bank to borrow an amount of NTD$380,620,000 (approximately $11,607,807) to purchase land for the development and construction of the Royal Country Club. In turn Taiwan Business Bank held a mortgage on Yao-Teh’s land to secure its loan. The loan went into default when it was due on July 8, 1995. On June 24, 2013, Yao-Teh entered a five-year repayment schedule with Taiwan Business Bank to pay off the principal and interest of the loan in an amount of $8,357,622. As of December 31, 2015, Yao-Teh’s remaining loan balance with Taiwan Business Bank was $1,698,149. In addition, Yao-Teh had three defaulted loans with an unpaid outstanding balance of $2,987,782 as of December 31, 2015. With respect to notes payable, Yao-Teh had two notes outstanding and due with two individuals in an aggregate amount of $29,761,666 as of December 31, 2015. One of the individual lenders held liens on the golf course to secure its loan, which is overdue and currently under negotiation.

On December 23, 2011, Ta-Teh-Fu renewed its five-year term loan balance with Taiwan Cooperative Bank and converted it into revolving line of credit subject to annual renewal, which is secured by twenty-six parcels of land owned by Ta-Teh-Fu in aggregate of 1.41 acre and guaranteed by Shu-Hui Chou, the sole managing member of Ta-Teh-Fu and Ms. Chou’s brother. As of December 31, 2015, Ta-Teh-Fu had an outstanding balance against Taiwan Cooperative Bank in an amount of $1,949,985.

Each of our Subsidiaries’ ability to make scheduled payments of the principal of, to pay interest on or to refinance their indebtedness depends on our Subsidiaries’ future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. Our Subsidiaries may not generate enough cash flow from operations in the future sufficient to service their debt and make necessary capital expenditures. If they are unable to generate such cash flow, our subsidiaries may be required to adopt one or more alternatives, such as selling the secured assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our Subsidiaries’ ability to refinance their indebtedness will also depend on the financial markets and their financial condition at such time. Our Subsidiaries may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our Subsidiaries’ debt obligations and a material adverse effect on the value of our ADSs.

Default of any loans that are secured by any of our Subsidiaries’ land could materially and adversely affect our operations, development plans and our financial condition.

If there is a default under one of our Subsidiaries’ secured debt facilities, the holder of the debt on which we defaulted may cause all amounts outstanding with respect to that debt to be due and payable immediately as the terms of the loan permit. Further, if we are unable to repay, refinance or restructure our indebtedness at our Subsidiaries that own or operate our properties, the lenders with those secured debt facilities could proceed against the collateral securing that indebtedness. In that event, the change of the ownership or control of such land will adversely impact or disrupt our business operations.

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The terms of our and our Subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

We may enter into security documents that contain a number of restrictive covenants that impose significant operating and financial restrictions on the operations of the golf course and/or the resort contemplated. The common covenants in security documents generally restrict or limit, among other things, our and our Subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens that are senior to the security or encumbrances created thereby;

•	dispose of assets without proper consents;

•	make certain acquisitions and investments;

•	pay dividends, including to our shareholders and ADS holders, during the construction of the Royal Country Club Spa & Resort;

•	make other restricted payments or apply revenues earned in one part of our operations to fund development costs or operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	issue preferred stock; and

•	enter into transactions with shareholders and affiliates.

In addition, the covenants may include some of the following financial covenants, including requirements that we satisfy certain tests or ratios such as maximum capital expenditures test, a maximum leverage ratio, minimum interest and debt service coverage ratios. These covenants described herein may restrict our ability to operate and restrict our ability to incur additional debt or equity financing and impede our growth.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you will have paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the NASDAQ Market. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the Underwriter and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

We will incur increased costs as a result of becoming a public company, which may adversely affect our profitability.

Our profitability may be affected as a result of our becoming a public company. We anticipate incurring a significantly greater amount of legal, accounting and other expenses than we did as a private company, including costs associated with our public company reporting requirements and investor relations activities, independent registered public accounting firm fees, registrar and transfer agent fees, incremental director and officer liability insurance costs, and director compensation. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NASDAQ Global Market, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs, which may adversely affect our profitability.

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If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Upon completion of this initial public offering, we will become a public company in the United States and subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management or our independent registered public accounting firm may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Either of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

In addition, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems in the foreseeable future. Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. We prepared financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”) as of and for the two years ended December 31, 2015 and December 31, 2014. We may identify control deficiencies as a result of the assessment process we will undertake in compliance with Section 404. We plan to remedy any identified control deficiencies before the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain an effective system of internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions and restrictions in the golf and lodging industries;

•	changes in the economic performance or market valuations of other lodging companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the New Taiwan Dollars (“NTD”) and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic conditions in Taiwan and political tension between Taiwan and China .

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering, you will incur immediate dilution of approximately $ ____in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

•	the assumed initial public offering price of $_____ per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), and

•	the pro forma as adjusted net tangible book value per ADS of $ ____ as of December 31, 2015.

You may find additional information in the section entitled “Dilution” in this prospectus. If we issue additional ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of the Underwriter’s warrants.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our ADS holders and the incurrence of additional indebtedness could increase our debt obligations.

We can give no assurance that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in the aftermath of global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

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You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ corporate governance standards applicable to U.S. issuers, including the requirement regarding the implementation of a nominating committee. This may afford less protection to holders of our ordinary shares and ADSs.

The NASDAQ Marketplace Rules in general require listed companies to have, among other things, a nominating committee consisting solely of independent directors. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including, among others, the implementation of a nominating committee. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of a nominating committee. We currently intend to rely upon the relevant home country exemption in lieu of the nominating committee. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct substantially all of our operations in Taiwan and the majority of our officers reside outside the United States.

We are incorporated in the British Virgin Islands, and conduct substantially all of our operations in Taiwan through our wholly owned subsidiaries in Taiwan. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult if not impossible for you to bring an action against us or against these individuals in the British Virgin Islands or in Taiwan in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the British Virgin Islands or Taiwan, the laws of the British Virgin Islands and of Taiwan may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with Taiwan or if judgments of the Taiwanese courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. For more information regarding the relevant laws of the British Virgin Islands and Taiwan, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our articles of association and by the BVI Business Companies Act (as amended) (the “BVI Act”) and the common law of the British Virgin Islands. The rights of memorandum and shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Moreover, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

29

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds received by us may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	competition in our industry;

•	fluctuations in general economic and business conditions in Taiwan;

•	expected changes in our revenues and certain cost and expense items and our operating margins;

•	the regulatory environment in which we and companies integral to our business operate;

•	our proposed use of proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

The global economy and Taiwan may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$[ ] million, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$[ ] per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$[ ] per ADS would increase (decrease) the net proceeds to us from this offering by US$[ ], assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering for business development purposes, which may include but not limited to investment in the development and construction of Phase I of the Royal Country Club Spa & Resort, the early-stage operation thereof, capital expenditures thereof, sales and marketing activities, construction of technology infrastructure, engaging architectural, entertainment and managerial professionals, capital expenditures and all other expenses and costs related to our business development. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

If for any reason, we raise less than the maximum amount of capital as set forth in the table of “Calculation of Registration Fee” through this offering, we plan to apply the proceeds actually raised to the construction and development of the first phase of the Royal Country Club Spa & Resort in the following order, 1) hot spring spa facilities, 2) courtyard gardens and 3) the premium hotel and pools planned for the first phase.

We need raise additional funds in the form of either equity or debt, the proceeds of which will be used towards the completion of the construction and development of the entire Royal Country Club Spa & Resort as contemplated. We estimate that we will be in need of approximately $150,000,000 to construct the second phase of the Royal Country Club Spa & Resort and start initial operations thereof, assuming that we are able to raise the maximum amount as set forth in the table of “Calculation of Registration Fee.” As of the date, we have not decided on the specific types and sources of financing we will pursue in order to raise additional funds to complete the construction and development of the second phase of the Royal Country Club Spa & Resort.

The foregoing represents our current intention based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, fixed-income instruments or on-demand deposits at various credit institutions.

In using the proceeds of this offering, we are permitted under Taiwan laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in Taiwan only through loans or capital contributions and to our combined variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in Taiwan or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to obtain approval from the Ministry of Economic Affairs or its local counterparts, which will decide within 90 days after receiving the application. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with State Administration of Foreign Exchange (“SAFE”) or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

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DIVIDEND POLICY

Our Board of Directors has discretion on whether to distribute dividends, subject to certain restrictions under British Virgin Islands law, namely that our company may only pay dividends out of profits, and provided that immediately following payment of such dividend, the value of the Company’s assets would exceed its liabilities and our company is able to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares and ADSs in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our Subsidiaries in Taiwan to provide liquidity, including any payment of dividends to our shareholders. Taiwan regulations may restrict the ability of our Subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution” and “Taxation—Republic of China Taxation.”

We do not expect to pay dividends in the foreseeable future. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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CAPITALIZATION

The following table sets forth our capitalization, including all of the Subsidiaries’ capitalization, as of June 30, 2016:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of [ ] ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$[ ] per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of June 30, 2016

	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$149,936	$	$
Shareholders’ equity:
Share capital:
Ordinary shares, $0.01 nominal value, 200,000,000 shares authorized, 340,801 shares issued and outstanding, actual; Ordinary shares, $0.01 nominal value, ________shares authorized, ______shares issued and outstanding, pro forma; Ordinary shares, $0.01 nominal value, ________shares authorized, ______shares issued and outstanding, pro forma as adjusted
	—
Other reserves
Retained earnings
Total shareholders’ equity	(68,230,432)
Total capitalization	$(68,080,496)	$	$
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DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value on a combined basis as of June 30, 2016 was approximately US$[ ] million, or US$[ ] per ordinary share as of that date and US$[ ] per ADS. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[ ]per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2016, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$[ ] per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2016 would have been US$[ ] million, or US$[ ]per ordinary share and US$[ ] per ADS. This represents an immediate increase in net tangible book value of US$[ ] per ordinary share and US$[ ] per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$[ ] per ordinary share and US$[ ] per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price
Net tangible book value as of **, 2016
As adjusted net tangible book value after giving effect to this offering
Amount of dilution in net tangible book value to new investors in this offering

A $1.00 increase (decrease) in the assumed public offering price of US$[ ] per ADS would, after giving effect to this offering, increase (decrease) our as adjusted net tangible book value by US$[ ] , the as adjusted net tangible book value per ordinary share and per ADS by $[ ] per ordinary share and US$[ ] per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$[ ] per ordinary share and US$[ ]per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on an as adjusted basis as of ** 30, 2016, the differences between existing shareholder and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses.

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Average
	Ordinary Shares				Price Per	Average
	Purchased		Total Consideration		Ordinary	Price Per
	Number	Percent	Amount	Percent	Share	ADS
(in $ thousands, except for share, per share and per ADS data, and percentages)
Existing shareholder
New investors

Total		100.0%	$	100.0%

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

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EXCHANGE RATE INFORMATION

Certain of our revenues and expenses are denominated in NTD. This prospectus contains translations of NTD amounts into U.S. dollars at specific rates. Unless otherwise noted, all translations from NTD to U.S. dollars and from U.S. dollars to NTD in this prospectus were made at a rate of NTD [ ] to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”) on October [ ], 2016. We make no representation that any NTD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or NTD, as the case may be, at any particular rate, at the rates stated below, or at all. The Taiwan government imposes control over its foreign currency reserves in part through direct regulation of the conversion of NTD into foreign exchange and through restrictions on foreign trade. On October [ ], 2016, the Noon Buying Rate was NTD[ ] to US$1.00.

The following table sets forth information concerning exchange rates between the NTD and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
	(NTD per US$1.00)
2011	30.27	29.42	28.64	30.45
2012	29.05	29.48	29.05	29.91
2013	29.83	29.73	29.42	30.03
2014	31.60	30.38	29.87	31.60
2015	32.79	31.80	32.98	30.64
2016	31.74	31.54
April
May	32.58	32.54	32.22	32.76
June	32.22	32.30	31.99	32.62
July	31.82	32.10	31.82	32.36
August	31.74	31.54	31.05	31.79
September	31.27	31.46	31.18	31.77

Sources: Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange controls or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

•	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in Taiwan, and substantially all of our assets are located in Taiwan. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States.

We have appointed Maples Corporate Services (BVI) Limited, as our agent in the British Virgin Islands upon whom process may be served in any action brought against us under the securities laws of the United States.

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Maples and Calder, our legal counsel as to British Virgin Islands law, and Sha Hung Law Firm, our legal counsel as to Taiwanese law, have advised us, respectively, that there is uncertainty as to whether the courts of the British Virgin Islands and Taiwan, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	certain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands will not recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Maples and Calder has advised us that although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the court of the British Virgin Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final and there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	is not in respect of taxes, a fine or a penalty or similar fiscal revenue obligations; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

Sha Hung Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the Civil Law of Taiwan. Taiwan courts may recognize and enforce foreign judgments in accordance with the requirements of Section 402 of the Civil Procedure of Taiwan and Article 4 Section 1 of the Enforcement Act of Taiwan based either on treaties between Taiwan and the country where the judgment is made or on principles of reciprocity between jurisdictions. Taiwan does not have any treaties or other form of reciprocity with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the Section 401 of the Civil Procedure of Taiwan Law, courts in Taiwan will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Taiwan Law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a Taiwan court would enforce a judgment rendered by a court in the United States or the British Virgin Islands. Under the Civil Law, foreign shareholders may originate actions based on Civil law against us in Taiwan, if they can establish sufficient nexus to Taiwan for a Taiwan court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to Taiwan by virtue only of holding our ADSs or ordinary shares.

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Corporate Structure

We own 100% of the issued and outstanding shares of HUANG JIA Country CLUB and Recreation Inc. (“Huang Jia”), a company incorporated on March 3, 2015 in Republic of Seychelles, which, in turn, owns 99.6% of the issued and outstanding shares in Yao-Teh, a company that was incorporated in May 1988 under the laws of Taiwan, R.O.C. and is in the business of developing, constructing, and operating golf course facilities. In addition, Huang Jia owns all of the issued and outstanding shares of Ta-Teh-Fu. Ta-Teh-Fu was incorporated in June 2001 under the laws of Taiwan, R.O.C. and is in the businesses of leasing golf carts and machinery and equipment to clients, including Yao-Teh.

On August 12, 2016, the sole owner and member of Ta-Teh-Fu sold all her membership interest in Ta-Teh-Fu to Huang Jia under the terms set forth in a Membership Interest Purchase Agreement. On August 23, 2016, Huang Jia purchased 99.6% of the issued and outstanding shares of common stock of Yao-Teh from three shareholders of Yao-Teh, pursuant to that certain Share Purchase Agreement. On October 12, 2016, all shareholders of Huang Jia exchanged all their shares in Huang Jia for ordinary shares of the Company pursuant to a Share Exchange Agreement.

The following chart illustrates our current organizational structure:

Corporate Information

Our principal executive offices are located at 106 Zhouzi Street, 4th Floor, 4E, Rouhu District, Taipei, Taiwan (Republic of China) 11493. Our telephone number is 886-2-2658-2927 and our fax number is 02-2658-3114.

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SELECTED COMBINED FINANCIAL AND OPERATING DATA

The following selected combined statements of operations for the years ended December 31, 2014 and December 31, 2015, and selected combined balance sheet as of December 31, 2014 and December 31, 2015 have been derived from our audited combined financial statements included elsewhere in this prospectus. Our audited combined financial statements are prepared and presented in accordance with U.S. GAAP. The following selected combined statement of operations for the three months ended June 30, 2016 and 2015 and the selected combined balance sheet as of June 30, 2016 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited combined financial statements. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Combined Financial and Operating Data section together with our combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the years ended December 31,
	2015	2014

Revenues, net	$1,213,410	$1,221,781
Cost of revenues	2,033,716	1,815,190
Gross profit (loss)	(820,306)	(593,409)
Selling, general and administrative expenses	622,901	595,263
Loss from operations	(1,443,207)	(1,188,672)
Other income (expense)
Interest income	1,853	17,751
Interest expense	(1,893,736)	(2,039,287)
Other income - leasing	44,020	51,515
Loss on litigation settlement	(472,526)	-
Total other income (expenses)	(2,320,389)	(1,970,021)
Loss before income taxes	(3,763,596)	(3,158,693)
Provision for income taxes expense	-	-
Net loss	$(3,763,596)	$(3,158,693)

	For the Three Months ended		For the Six Months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Revenues, net	$336,362	$338,623	$545,970	$592,618
Cost of revenues	353,702	511,820	810,324	991,055
Gross profit (loss)	(17,340)	(173,197)	(264,354)	(398,437)
Selling, general and administrative expenses	181,635	176,722	322,553	272,588
Loss from operations	(198,975)	(349,919)	(586,907)	(671,025)
Other income (expense)
Interest income	1	-	1,773	-
Interest expense	(454,243)	(483,333)	(911,443)	(958,621)
Other income - leasing	1,048	1,394	23,838	26,853

Total other income (expenses)	(453,194)	(481,939)	(885,832)	(931,768)

Loss before income taxes	(652,169)	(831,858)	(1,472,739)	(1,602,793)
Provision for income taxes expense	-	-	-	-
Net loss	$(652,169)	$(831,858)	$(1,472,739)	$(1,602,793)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a holding company that, through our Subsidiaries, owns and operates a golf course and plans to develop and operate entertainment facilities for the contemplated Royal Country Club Spa & Resort, including hotels and spas, focused primarily on the East Asia market. We are a holding company of the following principal operating Subsidiaries: Yao-Teh, which holds part of the land upon which the Royal Country Club golf course is built and the Royal Country Club Spa & Resort will be constructed; Ta-Teh-Fu, which owns and leases almost all of its golf machinery and equipment to Yao-Teh and holds the rest of the entire parcel of land where the golf course and the Royal Country Club Spa & Resort will be located; and Huang Jia, a corporation currently managing and operating the Royal Country Club. Our future operating results are subject to significant economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Risk Factors—Risks Relating to Our Early Stage Development and Our Operations in General.”

Existing operations

The Royal Country Club has grown rapidly since the opening of the eighteen-hole golf course with the capacity to accommodate up to 1,300 players per day. In the fiscal year ended December 31, 2015, we generated revenue of $1,213,410, substantially all of which was from the operations of the Royal Country Club. In the six months ended June 30, 2016, the Royal Country Club generated revenue of US$545,970.

Yao-Teh, Ta-Teh-Fu and Huang Jia became our Subsidiaries in August and October 2016, when Huang Jia purchased 99.6% of Yao-Teh’s issued and outstanding shares and all of the membership interest in Ta-Teh-Fu and thereafter all shareholders of Huang Jia exchanged their shares of Huang Jia for shares of common stock of Imperial Garden & Resort. As a result of the share exchange and purchases described herein, Imperial Garden & Resort owns 100% of the issued and outstanding ordinary shares of Huang Jia, which in turn owns 100% of Ta-Teh-Fu’s membership interest and 99.6% issued and outstanding shares of Yao-Teh. In October 2016, we reorganized our corporate structure and combined our financial statements to reflect the transactions described above.

Development Projects

•	The Royal Country Club Spa & Resort. We began to design the Royal Country Club Spa & Resort in the first quarter of 2015 and we have signed service contracts with a certain established architecture firm, hotel management company and resort and recreation facility design firm. We are targeting completion of Phase I of the Royal Country Club Spa & Resort and open the first hotel before the end of the fourth quarter of 2018. Phase I is expected to include completion of first hotel with approximately 250 rooms and suites under the Holiday Inn brand name together with a full hot spring spa, gardens, restaurants and bars. We estimate that we will open Phase II of the Royal Country Club Spa & Resort approximately in the third quarter of 2020. The second hotel to be built during Phase II is likely to be named under the Crowne Plaza brand with approximately 150 rooms and suites scheduled to open in 2020. The construction and operation of both phases are subject to the grant of imperative licenses, land reclassification and compliance with Taiwanese law.

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Factors Affecting Our Operating Results

Operation license for the golf course

Currently, we have the miscellaneous use license to operate the 18-hole golf course. Although we have the necessary licenses to construct a 36-hole golf course, we are required to amend our golf course development plan to reflect the change to the construction and operation of the 18-hole golf course from a 36 hole golf course. We have entered into a service contract with Yi-Cheng Huang, a consultant in Taiwan, to amend our golf course development plan, reclassify the land use and apply for the official operation license for the 18-hole golf course. Yi-Cheng Huang is responsible for preparing the relevant documents, including the Land and Water Reservation Plan and the Environmental Impact Report, revising the application materials to satisfy the comments and requirements from the Miaoli County, reclassifying our land as golf special district for entertainment purposes and thereafter submitting the application for the operation license. If we fail to obtain the operation license in a timely manner or at a reasonable cost, our golf course operation will remain limited to the testing stage, without the qualification to hold golf tournaments.

Liabilities and security interest on our land

As of December 31, 2015, we have accumulated liabilities of $16,878,063 from various banks and individual lenders that hold security of different priorities on our land which is crucial to our golf course operations and the development of the planned Royal Country Club Spa & Resort. We will face the risks of foreclosure on our land if we fail to pay off the debts due in a timely manner or fail to restructure and refinance the debts. Change of ownership or control of the land or imposition of restrictions on the land will likely affect our current business operations and development plans.

Visitation to Taiwan

After the Taiwan government relaxed the restrictions on mainland China visitors to Taiwan, visitation to Taiwan between 2008 and 2014 increased 160% during the seven-year period, jumping from approximately 3.8 million to approximately 9.9 million per year according to the data from the Tourism Bureau of M.O.T.C. Visitors from China comprised 40% of the Taiwan market. We believe that visitation and tourism revenue growth for the Taiwan market have been, and will continue to be, driven by a combination of factors, including liberalization of restrictions on travel to Taiwan from China, ease of currency restrictions to permit Chinese citizens to take larger sums of foreign currency out of China when they travel, a growing middle class in Asia with more disposable income and infrastructure improvements that are expected to facilitate more convenient travel to and within Taiwan. The recent cease of talk between China and Taiwan has contributed to the abrupt 30% decline of visitation from China to Taiwan. The change of relationship between China and Taiwan is a crucial and uncontrollable factor that has a substantial impact on the Taiwan tourism.

Overview of Financial Results

Revenues

Our revenues primarily consisted of greens fee charged for playing golf on the Royal Country Club from members and non-members and non-refundable membership initiation fees. During the fiscal year ended December 31, 2015, we derived revenue from sale of membership, green fees and leasing in an amount of $1,213,410. And for the fiscal year ended December 31, 2014, the revenue from sale of membership, green fees and leasing mounted to $1,221,781.

Other operating income

Other operating income comprises revenues that are not generated in the ordinary course of business. We generated income for renting to Miaoli Sports Center and Miaoli Conference Center. For the fiscal year ended December 31, 2015, we derived income from leasing in an amount of $44,020. And for the fiscal year ended December 31, 2014, the revenue from leasing was $51,515.

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Liabilities, security and contingencies

As of December 31, 2015, we and our Subsidiaries have outstanding balances with credit institutions and individual persons that hold security interest on our land in various manners. Our bank loans, categorized by the borrowing entities in fiscal year 2015 and 2014, were as follows:

	December 31,
	2015	2014
Bank loans from Ta-Teh-Fu	$1,949,985	$2,198,101
Bank loans from Yao-Teh	$4,685,931	$6,053,218
Total	$6,635,916	$8,251,319

In addition to bank loans, Cheng-Yu Lian, an individual person, held a lien on the land owned by Yao-Teh because of a loan agreement entered into by and between Geng-Meng Lin, the then vice president of Yao-Teh, and Cheng-Yu Lian on June 25, 1993. As of the date of this registration statement, Yao-Teh is negotiating with Cheng-Yu Lian to settle the balance of the loan, which was due a long time ago. As of December 31, 2015 and 2014, the loan balance was $10,242,147 and $10,627,848, respectively. As of December 31, 2015 and 2014, the accrued interest balance was $19,275,721 and $18,471,200, respectively.

Furthermore, as of December 31, 2015, Yao-Teh had a balance of $228,728 owed to Lang-Sheng Lin, an individual person, who won a settlement against Yao-Teh in a lawsuit regarding the trust registration agreement entered into by Yao-Teh and Lang-Sheng Lin. Mr. Lin agreed to transfer the title of land associated with the trust registration agreement back to Yao-Teh after Yao-Teh pays him the entire settlement.

Operating costs and expenses

Our operating costs and expenses have historically consisted primarily of expenses for operating the golf course, general and administrative expenses, advertising cost, depreciation of real property and equipment and amortization of non-refundable membership fees.

This operating cost relates to the operations of the Royal Country Club, including the golf course and the snack bar. General and administrative expenses consist primarily of salaries and benefits paid to our administrative and finance personnel, cleaning, maintenance and overhead costs and general costs associated with our corporate offices and professional services fees. We expect our total general and administrative expenses to increase as we hire additional personnel for our corporate offices and new resort operations and as we incur costs associated with our obligations as a listed company.

Cost of advertising consisted primarily of advertising, promotional and other sales and marketing expenses. Our sales and marketing expenses decreased in the fiscal year ended December 31, 2015 as compared to those in the fiscal year ended December 31, 2014 because we did not employ the promotional method to encourage members’ participation in golfing as we had done in the fiscal year of 2014. We incurred an expense of $9,295 on encouraging members’ participation in golfing activities in the fiscal year of 2014 but we discontinued that promotional plan in the fiscal year of 2015.

The depreciation of property and equipment is calculated on the straight-line method, including property and equipment under capital leases, based on the following useful lives:

Estimated Life in Years
Land improvements	50
Buildings and building improvements	15
Machinery and equipment	5
Office equipment	5

The non-refundable membership initiation fees are amortized on a straight line basis upon the inception of the Royal Country Club over the estimated life of fifty years. During the fiscal year ended December 31, 2015, we recorded the amortization of the non-refundable membership initiation fees in an amount of $258,093. As for the fiscal year ended December 31, 2016, we will recognize the amortization of the non-refundable membership initiation fees in an amount of $248,726.

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Interest Expense

Interest expense consisted of interest expenses with respect to advances from Taiwan Cooperative Bank, Taiwan Business Bank and various individual lenders. As of December 31, 2015 and 2014, we paid interest expenses in amounts of $39,410 and $96,522, respectively, reflecting a decrease of 59.17%, or $57,112 due to the declination of interest expense on membership deposits.

We and our Subsidiaries accrued interest expenses in aggregate amounts of $1,893,736 and $2,039,287 during the fiscal years ended December 31, 2015 and 2014, respectively.

The shareholder who provided credits to the Company or its Subsidiaries did not charge interest on his advances to us.

Income tax expenses

Imperial Garden & Resort, Inc. is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, the Company is not subject to income tax.

Our subsidiary, Huang Jia, is incorporated in Republic of Seychelles, which does not tax income.

Our subsidiaries, Yao-Teh and Ta-Teh-Fu, are incorporated in Taiwan, which imposes a unified enterprise income tax at the rate of 17% on all enterprises with taxable income greater than approximately NT$120,000, equivalent to approximately $3,660. Because the Company and its Subsidiaries suffered operating losses during the periods ended December 31, 2015 and 2014, no income tax liabilities existed as of December 31, 2015 and 2014.

Results of Operations

The following discussion relates to our combined results of operations, financial condition and capital resources. You should read this discussion in conjunction with our combined financial statements and the notes thereto contained elsewhere in this prospectus.

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014

Revenue

	For the fiscal year ended December 31,		Increase
	2015	2014	(Decrease)
Revenue:	$1,213,410	$1,221,781	$(8,371)

Other income:

Other income- leasing	$44,020	$51,515	$(7,495)

Total revenue	$1,257,430	$1,273,296	$(15,866)

Income derived from sales of membership initiation fees and admission fees decreased by $8,371, or 0.68%, from $1,221,781 in the fiscal year ended December 31, 2014 to $1,213,410 in fiscal year ended December 31, 2015 because the total rounds of golf played by the golf course club members decreased slightly during the periods ended December 31, 2015 and 2014.

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Leasing revenue decreased by $7,495, or 14.55%, from $51,515 in fiscal year ended December 31, 2014 to $44,020 in fiscal year ended December 31, 2015, which was not considered a substantial change.

Expenses

	For the fiscal year ended December 31,		Increase
	2015	2014	(Decrease)
Selling, general and administrative expenses	$622,901	$595,263	$27,638

Other expenses:

Interest expenses	$1,893,736	$2,039,287	$(145,551)

Loss on litigation settlement	$472,526	0	472,526

Total expenses	$2,989,163	$2,634,550	$354,613

The expenses incurred from selling, general and corporate administration and interest expenses remained essentially the same over the periods ended December 31, 2015 and 2014.

Litigation expenses in an amount of $472,526 were incurred in the fiscal year ended December 31, 2015 only, not in fiscal year ended December 31, 2014 because we recorded a loss for the obligation of paying settlement for a lawsuit in the amount of $472,526, half of which was paid and transferred to the other party in the lawsuit during the period ended December 31, 2015.

Foreign exchange translation

A foreign exchange gain of $2,452,250 was recorded in the fiscal year ended December 31, 2015 compared to a gain of $3,761,604 in the fiscal year ended December 31, 2014 reflecting the adjustment of the balances of foreign currency assets and liabilities at the prevailing exchange rates except for those foreign currencies denominated investments in shares of common stock of the Company, the difference of which is accounted for as translation adjustments under stockholders’ deficit.

Loss for the period

As a result of the foregoing, our loss for the period after income tax increased by $604,903, or 19.15%, from $3,158,693 in fiscal year ended December 31, 2014 to $3,763,596 in fiscal year ended December 31, 2015.

Given our and our subsidiaries’ history of recent losses, we have not recognized any significant deferred tax assets as of December 31, 2015 and 2014.

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Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Revenue

	For the six months ended June 30,		Increase
	2016	2015	(Decrease)
Revenue:	$545,970	$592,618	$(46,648)

Other income:

Other income- leasing	$23,838	$26,853	$(3,015)

Other income- interest income	$1,773	$-	$1,773

Total revenue	$571,581	$619,471	$(47,890)

Income derived from sales of membership initiation fees and admission fees decreased by $46,648, or 7.87%, from $592,618 in the six months ended June 30, 2015 to $545,970 in the six months ended June 30, 2016 because the number of golf club members and the average annual rounds of golf played by the club members declined in each month of the six-month period ended June 30, 2016 as compared to the six-month period ended June 30, 2015.

Expenses

	For the six months ended June 30,		Increase
	2016	2015	(Decrease)
Selling, general and administrative expenses	$322,553	$272,588	$49,965

Other expenses:

Interest expenses	$911,443	$958,621	$(47,178)

Total expenses	$1,233,996	$1,231,209	$2,787

The total expenses incurred from selling, general and corporate administration and interest expenses remained essentially the same over the six-month periods ended June 30, 2016 and 2015.

Foreign exchange translation

A foreign exchange loss of $1,182,728 was recorded in the first six months of 2016 compared to a loss of $1,507,870 in the first six months of 2015 reflecting the adjustment of the balances of foreign currency assets and liabilities at the prevailing exchange rates except for those foreign currencies denominated investments in shares of common stock of the Company, the difference of which is accounted for as translation adjustments under stockholders’ deficit.

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Net loss for the period

Our net loss for the six-month period after income tax was reduced by $130,054, or 8.11%, from $1,602,793 in the first six months of 2015 to $1,472,739 in the first six months of 2016 due to less expenditure on maintenance of equipment and machines, pesticide and fertilizers and salaries.

Given our and Subsidiaries’ history of recent losses, we have not recognized any significant deferred tax assets as June 30, 2016 and 2015.

Liquidity and Capital Resources

 We have incurred cumulative losses and negative cash flows during the fiscal years ended December 31, 2015 and 2014 and as of December 31, 2015 we accumulated losses of $3,763,596. We anticipate that we will continue to incur losses for at least the next fiscal year as we develop the Royal Country Club Spa & Resort. We expect that our general and administrative expenses will continue to increase as we continue expanding our staff personnel. Also we need additional capital to fund our development, construction and operations of the contemplated Royal Country Club Spa & Resort.

 We had bank loans, including current and non-current borrowings, in aggregate amounts of $6,635,916 and $8,251,319 respectively in the fiscal years ended December 31, 2015 and 2014.

As of December 31, 2015, we had cash and cash equivalents of $97,586. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our excessive cash and cash equivalents are held in high quality credit institutions. We do not enter into financial instruments for hedging, trading or speculative purposes.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	For the year ended December 31,
	2015	2014

Net cash provided by operating activities	$23,058	$2,344,023

Net cash used in investing activities	$(74,615)	$(354,822)

Net cash used in financing activities	$(173,889)	$(1,694,955)

Operating activities. For the twelve months ended December 31, 2015 and 2014, net cash provided by operating activities was $23,058and $2,344,023, respectively. We used cash raised from other current liabilities and the shareholder’s advances in all periods to fund our operations.

Investing activities. Net cash used in investing activities was $74,615 and $354,822 in the fiscal year ended December 31, 2015 and 2014, respectively, which was used to purchase fixed assets for both of the fiscal years.

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Financing activities. For the twelve months ended December 31, 2015 and 2014, net cash used in financing activities was $173,889 and $1,694,955, respectively. Cash used in financing activities were spent on repaying bank loans during the two fiscal years described herein and cash provided by financing activities resulted from proceeds of the loans of related parties in the fiscal years of 2015 and 2014.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our combined financial statements. Our combined financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, impairment of long lived assets, contingent assets and revenue recognition. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Our significant accounting policies are detailed in “Note 3 Summary of Significant Accounting Policies” in the Company’s combined financial statements for the years ended December 31, 2015 and 2014. We have summarized below the accounting policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

Revenue Recognition

We recognize revenue derived from greens fees when such a fee is charged to a golf player, both member or non-member, when our services is rendered.

Revenue from non-refundable membership initiation fees is recognized over the estimated life of the facilities on a straight-line basis upon inception of the club. As of December 31, 2015 and 2014, the weighted average remaining period over which non-refundable membership initiation fees will be recognized is approximately 30 years and 31 years, respectively.

Accounts receivable and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash. The Company places its cash and temporary cash investments in high quality credit institutions, but these investments may be in excess of Taiwan Central Deposit Insurance Corporation’s insurance limits. The Company does not enter into financial instruments for hedging, trading or speculative purposes.

Concentration of credit risk with respect to trade and notes receivables is limited due to the wide variety of customers and markets in which the Company transacts business, as well as their dispersion across many geographical areas. The Company performs ongoing credit evaluations of its customers and generally does not require collaterals, but does require advance deposits on certain transactions.

Operating Results

The accompanying combined financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company and its Subsidiaries have incurred an accumulated deficit of $71,036,558 for the preceding fiscal year ended December 31, 2015. The Company has generated revenue of $1,213,410 for the preceding fiscal year ended December 31, 2015.

Off-Balance Sheet Arrangements

As of June 30, 2016, we have no off-balance sheet arrangements that have or are reasonably likely to have current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources..

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Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As of June 30, 2016, we have no changes in and disagreements with accountants on accounting and financial disclosure.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks related to changes in interest rates and exchange rates.

As of December 31, 2015 and 2014, we had cash and cash equivalents of $97,586 and $327,736, respectively, primarily held in bank accounts and term deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Taiwanese interest rates.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transactions. Exchange rate differences are recognized in the combined income statement. We are exposed to fluctuations in foreign currencies that arise from foreign currencies held in bank accounts. Our foreign exchange exposure is primarily the U.S. dollar. Foreign currency translation risk is not hedged.

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BUSINESS

 Business Overview

We, together with all of our Subsidiaries, currently own approximately 485.1 acres of land located in the Miaoli County, Taiwan, Republic of China (“R.O.C.”) where we operate a golf course known as “The Royal Country Club,” which occupies approximately 197.7 acres of land. The Royal Country Club has a renovated18-hole golf course, golf shop, snack bar and locker rooms. The golf course is designed by Robert T. Jones, a world renowned golf architect.

Miaoli is approximately three times the size of Singapore, with approximate 560,000 inhabitants, and is located in western Taiwan, which is approximately 59.5 miles south of Taipei, the capital of Taiwan, R.O.C. Miaoli is contiguous with the Hsinchu City to the north, the Taichung City to the south, and borders the Taiwan Strait to the west. Known as the "Mountain Town", Miaoli is a popular destination for hiking owing to a large number of mountains. Natural hot springs in Miaoli and the aboriginal culture (Hakka) attract tourists all year round.

In addition to operating the golf course, we aim to build the “Royal Country Club Spa & Resort,” a premier resort that will include two hotels as well as a collection of recreational activities. The architecture and gardens in our resort will be designed and arranged to recreate a scene reflecting Japan in the 17th century. We believe that our officers’ and strategic partners’ managerial expertise in hospitality, entertainment and construction and resources in resort and golf course development, management, marketing and financing in Taiwan will be an integral part in fully executing our business plan

We have entered into a binding letter of intent with and made an initial payment of $140,000 to InterContinental Hotels Group (“IHG”) pursuant to which IHG has agreed to manage the two hotels to be constructed on our site. Our current plans include changing the landscape of the golf course to include a floral garden, with the end in view of making it one of the most scenic golf venues in Taiwan. For this purpose, we have engaged the Cunningham Group (“Cunningham”) as the designer for our entire resort. In addition, we are currently in preliminary discussion with various leading consulting companies regarding the management of various entertainment activities to be built in the resort. At the present time, we intend to engage Bayshore Pacific Leisure, Ltd., a well-established entertainment consulting company that focuses on activity and park design, equipment supply and entertainment center management in China, Hong Kong and Taiwan.

It is anticipated that upon the completion of this offering, and assuming that the proceeds of at least $50,000,000 is received, we will be able to complete the first phase of our current plan, which consists of the construction of a premium hotel with an aggregate of two hundred and fifty (250) rooms or units, a full service hot spring spa and affiliated hot spring therapy center, several courtyard gardens, pools, in addition to the existing golf course. Upon raising another $150,000,000 of equity and/or debt, we will be able to complete the second phase of our construction plan, which contemplates the construction and development of a second luxurious hotel with an aggregate of one hundred and fifty (150) rooms or units, another full service hot spring spa and affiliated hot spring therapy center, three upscale restaurants serving Chinese, American and European dishes, pools and water slides, a large Japanese garden hosting the golf course, a multi-purpose center for weddings and conferences and a shopping and entertainment village. The resort contemplated by the management team comprise of these two phases of the construction. The designs for this resort have been completed by Cunningham.

We anticipate completing the two initial phases according to the following timeline assuming we can raise $200,000,000:

•	Complete Phase I by the third or fourth quarter of 2018
•	Complete Phase II before the third quarter of 2020
•	Launch the resort with full function by the third quarter of 2020

Phase I will include construction of a hotel with full service hot spring spa facilities inside, courtyard gardens and pools. We plan to start the construction from the north side of the resort land in order that we can continue to operate the golf course, which is located on the south side of the construction site. Phase II will include construction and development of the second hotel, which will feature a full service hot spring spa, a multi-purpose event center, a shopping and dining village and other venues for recreational purposes.

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Our target customer base includes golfers, corporate executives, business people, and families. Upon completion of Phase II, we will provide comprehensive recreational and business services all year round in the resort where our guests can enjoy various indoor and outdoor amenities. We believe that upon the completion of the two phases of the Royal Country Club Spa & Resort, we will become more competitive in the Taiwan resort and entertainment space. We also believe upon completion of the two phases of the new construction, our Royal Country Club Spa & Resort will be one of the well-known attractions in Asia that will draw more tourists from around the world.

Hospitality and Entertainment Industries in Taiwan

Background

Taiwan’s hospitality sector is thriving, buoyed by the island’s transformation into what is deemed to be an up-and-coming destination for Asian travelers. In November, 2007, the National Geographic Traveler, a popular travel magazine in the United States, published a 13-page special report to introduce Taiwan’s diverse sights and cultural features, acclaiming that “Taiwan is Asia’s best-kept secret.”2 After the Taiwanese government eased some of the restrictions on Chinese visitors in 2008, the tourism in Taiwan grew and the boom has been consistently changing the face of Taiwan’s hospitality sector ever since. From 2008 to 2014, the number of foreign tourists jumped from 3.8 million to 9.9 million per year, reflecting a 160% increase for the seven-year period.3 Particularly from 2013 to 2014, the number of international travelers increased by 23.63% according to the data from the Tourism Bureau of Ministry of Transportation and Communications (“M.O.T.C.”).4 The statistics from the Tourism Bureau of M.O.T.C. revealed that the numbers of visitors from China, Japan, South Korea, and Malaysia all rose by double-digits. Tourists from South Korea form Taiwan’s fastest growing foreign tourist market. In 2014 alone, the number of South Korean arrivals rose by 60% year-on-year to more than 527,000.5 Moreover, visitors from mainland China now comprise 40% of the Taiwan tourist market.6 Since 2008, the number of tourists from Hong Kong has more than doubled, from 619,000 to 1.51 million in 2015.7 The number of tourists from Japan has also risen from less than 1.1 million in 2010 to 1.6 million in 2015.8 In 2016, the Tourism Bureau of M.O.T.C. disclosed that the number of visitors coming to Taiwan totaled 7,505,457 in 2015.9 We anticipate that the development of this world-class resort will attract not just foreign visitors but local Taiwanese visitors as well.

While Taiwan’s leisure travel market is growing at a rapid pace, the percentage of business travelers to Taiwan decreased from one-third of all tourist arrivals in 2000 to just one tenth in 2015, according to the government data.10 In 2015, approximately 758,889 business travelers arrived in Taiwan compared to 769,665 business travelers in 2014.11 Studies made by CBRE Research (“CBRE”) attribute such a decline to the trend that a number of international companies are shifting their business operations to China.

We believe that the development and launch of new luxury hotels would herald a turnaround for the business travel sector that had been stagnant for the first decade of the new millennium. Recently, top global hospitality brands, which ignored Taiwan for years as they expanded their territories in mainland China and Southeast Asia, are now considering Taiwan as a viable location for new luxury hotels. The overall hospitality business has become bullish in Taiwan and investor appetite has appeared strong. Some of global hospitality companies are changing the landscape in Taipei’s five-star hotel segment, which plays a critical role in attracting high-end leisure travelers and business people. As of 2010, Taipei had four internationally branded five-star hotels: the Grand Hyatt, the Shangri-La’s Far Eastern Plaza, the Westin and the Regent, which while locally owned, had an international presence.

2 Edwin Hsiao, Taiwan is “Asia's Best-kept Secret,” Acclaimed Travel Magazine States, Taiwan Today (Nov. 1, 2007), http://www.taiwantoday.tw/ct.asp?xItem=24849&ctNode=428.

3 The Tourism Bureau, M.O.T.C. Republic of China (Taiwan), http://admin.taiwan.net.tw/statistics/year_en.aspx?no=15.

4 Id.

5 Id.

6 Id.

7 Id.

8 Id.

9 Id.

10 Id.

11 Id.

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After the Chinese Civil War in 1949, the relations between China and Taiwan were characterized by tensions and instability.12 After the 2008 presidential election in Taiwan, the relationship between mainland China and Taiwan improved and thereafter, the Cross-Strait business has grown rapidly ever since.13 As a result, the number of business travelers from China to Taiwan has increased gradually, which in turn benefited a number of five-star hotels in Taiwan as business travelers usually choose to stay in luxurious hotels.

Our Market Opportunity

We believe that our resort, as envisioned, will be able to surpass other recreational resorts and golf courses in Taiwan, including existing theme parks, amusement parks, resorts and hotels that are near places of interest.

Hospitality and recreational businesses are generally evaluated by the following criteria: location, occupancy rates, reputation, uniqueness, perceived quality of the attractions and amenities (such as golf courses, spas and theme parks), atmosphere and cleanliness of the attractions and amenities, quality of the accommodations, quality of food and beverages, service levels and reservation systems.

Based on the criteria mentioned above, we believe that we face minimal competition from local businesses, due to the fact that there is currently no upscale hotel or resort in the Miaoli County that is comparable to the resort we intend to build. Hotels or motels in Miaoli are generally small. For example, the Sunrise Country Club in Taoyuan has only 84 rooms. Another medium sized hotel nearby has 66 rooms with few amenities other than the hot spring facilities. In addition, there is another hotel 50 miles away from our golf course which, although managed by a reputable management team, is located at least 40 minutes off of the Zhongshan highway. The rest of hotels and resorts in Miaoli do not have any amenities other than golf courses, and as such, we believe they are not comparable to our resort that we intend to construct.

Location and Transportation

We, through Yao-Teh, own and occupy a parcel of land of approximately 484.3 acres in Miaoli, Taiwan where the Royal Country Club is and the Royal Country Club Spa & Resort will be located. The property includes 220 lots in Dataoping section, Zaoqiao township and Laotianliao Section, Touwu township. Yao-Teh’s land is currently categorized as hill land which we are in the process of turning into a golf special district for entertainment purposes. In addition to Yao-Teh’s hill land, Ta-Teh-Fu owns another parcel of land of approximately 0.71 acres consisting of 26 lots in Gongjing section, Miaoli. Ta-Teh-Fu holds the land for real estate investment purposes.

12 Cross-Strait Relations, Wikipedia, https://en.wikipedia.org/wiki/Cross-Strait_relations.

13 Id.

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Site Plan of the Property

Our Royal Country Club Spa & Resort will be located in Miaoli, a renowned tourist destination famous for its rich scenic resources, including mountains, rivers, milky opaque carbonic acid natural hot springs as well as its well preserved Hakka culture and Taiwanese aboriginal habitation. A large number of foreign visitors travel to Miaoli every year to enjoy the annual memorial ceremony/holiday held by Saixia people, an indigenous group. Miaoli has no industrial business and as a result, its well protected natural beauty attracts millions of domestic and international tourists to Miaoli every year. In the year of 2015, there were 1,875,574 arrivals according to the Tourism Bureau of M.O.T.C. The Taiwan High Speed Rail passes north to south through Miaoli and has a station in the county. Our golf course is just 10 miles away from the Miaoli High Speed Rail station.

Visitors can easily access the Royal Country Club Spa & Resort from all directions. It is approximately 60 minutes away from the Taipei International Airport or the Taiwan Taoyuan International Airport, 20 minutes from the Miaoli High Speed Rail station, 20 minutes away from the Hsinchu City, a home of high tech companies in Taiwan, and 40 minutes from Taichung, the third biggest city in Taiwan. In addition, upon request, we provide pick-up and drop-off services to customers between the airports and our resort.

Our Services and Facilities

1.	Existing Facilities at the Resort

The Royal Country Club- the Golf Course

Originally built and opened for business in 1966, the golf course was renovated in 1994. After the major renovation, the golf course has continued its operation since 1994. It is an 18-hole tournament golf course designed by Robert Trent Jones Jr., a world renowned golf course architect. The fairways are not long, but the undulating terrain and various obstacles make this venue very challenging. Professional golf players in Taiwan consider the course moderately to highly challenging as on average, golfers are forced to take eight to ten more strokes to finish a game. There are approximately 50,000 rounds of golf played on average every year on this golf course. The Royal Country Club golf course is also recognized one of the most beautiful golf venues in Taiwan. To avoid loss of soil caused by severe weather conditions, the golf course has adopted an underground drainage system of high quality Japanese pipes which are about 35 kilometers (21.7 miles) in length. Also the golf course is planted with Tifdwarf, a type of grass that grows very quickly and is popular among professional golf courses. So far the golf course has not suffered any irreversible loss or damage due to severe weather or other controllable causes. The golf course is currently in operation and opens to the public. Additionally, golfers have the option to become members of the club, which provide certain benefits, including but not limited to, reduced fees to play golf.

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Our golf course has been at the testing operation stage for the past 22 years. During the fiscal year ended December 31, 2014 and 2015, we have generated revenue of approximately $1,221,781 and $1,213,410, respectively, and after foreign currency adjustment, comprehensive income of $602,911and loss of $1,311,346, respectively. As for the six months ended June 30, 2015 and 2016, the Company and its Subsidiaries have produced revenue of approximately $592,618 and $545,970, respectively, and after foreign currency adjustment, comprehensive loss of $3,110,663 and $2,655,467, respectively.

The Licenses and Permits for the Royal Country Club

Yao-Teh originally planned to build a 36-hole golf course and obtained the Establishment Permit in 1988, the Development Permit in 1990, five miscellaneous Construction Licenses between 1991 and 1992. Yao-Teh completed the construction of the first eighteen holes of the 36-hole golf course in 1994 and thereafter received three miscellaneous Operation Licenses. However, due to land ownership disputes and certain land classification unsuitable for golfing purpose, Yao-Teh was forced to abandon the plan of building a 36-hole golf course and instead settled with the 18-hole course which was completed at that time. Because the 18-hole golf course does not comply with the description on the permits and licenses obtained for the 36-hole golf course, Yao-Teh needs to amend all the permits and licenses and thereafter reclassify the land as golf special district. We currently operate the golf course on a testing basis. Upon finishing the land reclassification, it will probably take us three months to receive the Operation License for the 18-hole golf course. We have engaged Mr. Yi-Cheng Huang to obtain all the necessary licenses and permits for the golf course in order to make the golf course run in its full capacity and with full functionality. Yi-Cheng Huang estimates that he will probably finish the entire application process and obtain the Operation License for the Royal Country Club in 2018. For more information about the license procurement procedure and risks associated thereof, please review Exhibit 99.2 Letter from Yi-Cheng Huang.

2.	Facilities To Be Constructed

The Royal Country Club Spa & Resort

We plan to construct the following facilities in two phases, Phase I and Phase II. Cunningham has provided a complete design for all facilities to be constructed and the blueprint of the entire resort. During Phase I, the golf course will remain in operation until the opening of the first hotel and hot spring spa. After that, during Phase II of the construction, we may close the golf course periodically to facilitate the construction of the second hotel and affiliated amenities. Upon completion of Phase II, the golf course will serve its golfing function for a few days in a week and as a garden for the rest of the week. The resort will continue generating revenues throughout the two phases and thereafter from various sources, including golfing, lodging, hot spring spa services, shopping, and admission fees to gardens.

To materialize our two-phase plan, we intend to use a large portion of the first $15,000,000 raised through this issuance to construct fourteen (14) roads, set up water, electricity, internet, natural gas pipelines, and other infrastructure necessary to make a hotel functional. In addition, the rest of the first $15,000,000 will be devoted to the natural hot spring spa. When we raise $50,000,000 from this issuance, we will be able to finish the construction of Phase I and part of the entertainment facilities. When we hit the benchmark of $200,000,000 through various financing avenues, we will be able to complete the entire construction plan, which includes building two new hotels, reforming the golf course to a floral garden/ golf course, and developing various gardens, spas, shops, and other entertainment facilities.

The Hotels

We have entered into a binding Letter of Intent with IHG with respect to implementing marketing campaigns that will effectively target individuals within certain domestic and international markets. We have paid an amount of $140,000 to IHG for its consulting service. Subject to future modifications and adjustments, we plan to use the Holiday Inn brand for the first hotel and the Crowne Plaza Hotel brand the second hotel. After evaluating different architecture firms, we have narrowed down to few outstanding candidates for the design of the two hotels and will settle down with one of the shortlisted candidates as soon as possible.

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We intend to make Holiday Inn a high-end, full service hotel that will feature a number of amenities commonly found in comparably priced hotels. We expect to build 230 standard and family style rooms, 10 elite suites, 3 presidential suites and 7 bungalows, totaling 250 units, by 2018. Water, as a symbol for inspiration and amorphousness in Chinese culture, will set the magic tone for Phase I. Behind a water-themed gate coming to visitors’ view are winding creeks, delicate bridges and exotic plants. Walking on narrow trails along the streams, guests would easily forget about the busy world outside and indulge themselves in this enchanted water fairytale. Travelers will be able to go to other parts of the Royal Country Club Spa & Resort and surrounding mountains through pathways inside the resort.

By 2020, we plan to complete the Crowne Plaza Hotel with 150 rooms. Each room will have premium amenities which are typically found in a five-star hotel and in compliance with top tier requirements issued by the Tourism Bureau, M.O.T.C. Phase II constructions will emphasize the elegant Japanese architecture with man-made hills and creeks winding in mist. The reception desks, public areas and pathways in the Crowne Plaza Hotel will highlight the Japanese royal style featuring the multi-layered design. The Crowne Plaza Hotel will reserve abundant open space for people to enjoy the view of the gardens, golf course and lakes which will be decorated by tens of thousands of flower bushes and trees. According to the Cunningham’s blueprint, upon completion of Phase II, guests will be able to stay at luxurious hotels, explore the gardens and the Shopping & Entertainment Village, play golf in an 18-hole golf course, experience hot springs, and use the multi-purpose pavilions and conference centers all at the Royal Country Club Spa & Resort.

The description of the two phases is based on Cunningham’s business plan and may be changed during the construction for practical purposes.

The Licenses and Permits for the Royal Country Club Spa & Resort

Respecting the necessary licenses and permits to build and operate the contemplated resort, Yi-Cheng Huang is working on reclassification of our land as a golf special district for entertainment purposes so that we can construct hotels and other resort facilities as we have planned for the Royal Country Club Spa & Resort. Mr. Huang estimates that it probably takes three months to complete the land reclassification since submission of the application thereof.

Simultaneously Chang Chen-Bin Architecture Firm is preparing relevant documents to obtain the Development Permit and Construction License for the new resort. It is estimated that we need approximately nine months to obtain such Development Permit and Construction License. After the land is reclassified for entertainment purposes and proper permit and license are issued, we will have the qualification to begin construction of the resort. Upon completion of the construction, Chang Chen-Bin Architecture Firm shall, on our behalf, apply for the Operation License for the Royal Country Club Spa & Resort. The architecture firm predicts that it generally takes 60 days to get the Operation License. For more information about the licenses and permits to develop and operate the resort, please review Exhibit 99.3 Letter from Chang Chen-Bin Architecture Firm.

The Nature Park of Gardens

At Royal Country Club Spa & Resort, Japanese gardens, along with natural hot spring wells, will blend with local mountain terrane and many other points of view of the wonders of nature. Based on Cunningham’s blueprint, Japanese gardens will be scattered inside the lodging area and a number of pavilions in the gardens will provide perfect venues for casual gatherings. During Phase II, we plan to build an artificial island inside one of the existing ponds in our golf course, upon which a wedding chapel will be constructed.

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Nature Reserves

The Hot Spring Spas

We also plan to build a full service hot spring spa, the “Enchanted Water Fairy Retreat Spa,” which will provide both indoor and outdoor facilities, as well as massage rooms, hot spring therapy pools, body treatment and facial & skincare services. The Enchanted Water Fairy Retreat Spa will reflect the traditional Japanese hot spring spa style, which has been proven popular in Asia. Therefore, we expect a significant amount of revenue generated from the spa services.

Various minerals dissolved in hot springs have been credited with specific health benefits. For example, sulfur in hot springs is said to relieve nasal congestion, and calcium and sodium bicarbonate are said to enhance circulations. A report made in 2003 by the Geological Survey Team of China National Petroleum Corp. stated that the underground hot springs in the Royal Country Club Spa and Resort were rich in sulfur, carbonic acid and other minerals. According to this report, the temperature of the hot springs ranged from 41.4°C to 53.45°C (106.5°F to 128.2°F) and the average amount of spring water coming up to the ground was between 150 to 250 tons. Our resort plans to provide hot springs in winters, cold springs in summers, and hot and cold springs all year round to cater different needs. For guests staying at our hotels, they will have access to hot spring water in their rooms. Meanwhile, non-staying visitors will be able to use two huge outdoor spring water pools, one isolated nude bath pool for each gender, and fifteen private spring water pools for families. Guests may find the Mirror Pool ideal for meditation and the water rides perfect for adventures. For small children and teenagers, we hope our various water rides will be able to cater their needs and give them exciting and joyful experience that is beyond their imagination.

The Shopping and Entertainment Village

The Shopping and Entertainment Village will aim at mirroring a 17th century Japanese village. We plan to have an exceptional retail and dining area which shall be linked with village–like streets and yards woven together in a sequence of unfolding architectural spaces, allowing for our guests to enjoy the pleasant and relaxing environment. For this village, Cunningham has specified the layout of seating, water scenery, and plants in order to blur the line between the commercial shops and the nature. Groups of bamboos and evergreens will contour the walkways inside the village. On the bridge connecting the end of the main walkway and the hotel area, visitors shall be able to take in the majestic view of the entire garden/golf course.

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Our Clients

We currently operate the Royal Country Club, which is a golf course that is open to members of the club and general public.

Once the contemplated construction is completed, our targeted customers will comprise not only golfers, but also corporate executives, general business people and leisure travelers. We believe that the new retail stores, entertainment facilities, gardens, hotels, conference center, hot spring spas, bars and restaurants will appeal to both business people and leisure visitors who want to enjoy the natural beauty. Moreover, we will design several tour packages from which our visitors may choose to serve their different visiting purposes.

Seasonality

Golf operations are seasonal in nature and our golf course is also subject to the seasonality in Miaoli. Revenues generated from our golf club decline when temperatures are low and when days are short. The rainy season in Taiwan is May, July, August and September; however, the weather during the rest of a year is generally ideal for golf. The average rainy days in Taiwan are 98 days per year, during which our golf operations decline. Generally, extreme weather patterns such as droughts, could also adversely affect a golf course’s operation because water may become unavailable or overly expensive for the purpose of maintaining the grass at a satisfactory level. However, there are currently five lakes inside the resort, which serve as reservoirs to provide irrigation resources for the golf course.

Although the golf business can be cyclical and seasonal, we anticipate that our to-be-constructed resort would, to a limited extent, be affected by weather conditions. Based on the occupancy rates of major hotels in Taiwan, people tend to stay at hotels and eat at restaurants in their hosting hotels during the summers and during major holidays. Major holidays in Taiwan are Founding Day of the Republic of China (January 1st), Labor Day (May 1st), Dragon Boat Festival (in June) and National Day (October 10th). We also give important consideration to major holidays in mainland China because visitors from mainland China constitute a large percentage of visitors to Taiwan. The important holidays in mainland China include Chinese New Year (late January or early February), Labor Day (May 1st) and National Day (October 1st), each of which is referred to as the “golden tourism week” because workers usually have one week off for each holiday. In addition, with the well observed Chinese New Year during winters, we do not expect a dramatic downturn of our hotel and retail business in the resort during such time.

Furthermore, Miaoli has what is known as the “strawberry season” and “spring blossoms” in April, and historically the number of visitors to Miaoli increases.

Because the resort’s non-golfing operations are not as prone to weather conditions compared to the golf club, we anticipate that the new business operations would help increase our overall revenues. Winters and the rainy seasons are the slow seasons for the golf course but constitute peak seasons for tourism because of the Chinese New Year and summer vacations. As a result, we believe that the inclusion of the non-golf related operations, such as the hotels and other amenities, is an integral aspect of our growth.

Marketing

As described above, we plan to grow a large amount of plants, including trees, bushes and flowers of various kinds in the golf course to make it one of the most beautiful golf venues in Taiwan. As part of the marketing efforts for the contemplated resort, the scenic golf course inside the resort will be highlighted on different platforms and through various channels, such as social media, high-end leisure publications and visits by travel agencies. Additionally, we intend to host international golf tournaments on our golf properties and advertise them through all sorts of channels, such as social media, radio, television, magazines and appropriate billboards.

We intend to initiate and maintain an extensive marketing campaign that will maximize our resort’s visibility in our targeted markets. Our sales and marketing strategy will primarily consist of hosting press conferences and inviting media personnel to visit our resort during the construction phases, as well as upon completion thereof.

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Our marketing objectives include but are not limited to:

•	Enhancing brand awareness: utilizing the IHG’s portfolio plus our current establishment to generate a strong brand.

•	Building a stronger sales network: establishing relationships with both domestic and international travel agencies.

•	Promoting corporate image with a broad-based public relations firm targeted towards high end travel publications.

In addition, pursuant to the Letter of Intent with IHG, both of the hotels to be constructed will be marketed by IHG in a manner that is consistent with their current marketing efforts for other hotels which they operate.

Employees

As of date when this statement is made, we have eighty-five (85) employees, all located in Taiwan. The following table sets forth the number of our employees by function as of the same date:

Functional Area	Number of Employees	% of Total
Senior management	8	9.3
Product and service advisors	2	2.4
Client managers	1	1.2
Human resources and administrative personnel	2	2.4
IT staff	1	1.2
Risk management	2	2.4
Other	69	81.1
Total	85	100.0

.

We believe that we maintain a good working relationship with our employees. We offer our employees competitive benefits, including a pleasant and rewarding work environment, career-oriented training, and career growth opportunities. As a result, we believe our employees are devoted to delivering superb customer services. We have not experienced any significant labor disputes.

Risk Control

We have designated two full-time employees to oversee the operations and the implementation of the internal control procedures and control the risks associated with our operations of the golf course. We have established and maintained a set of authorization procedures regarding recognizing sales revenue and controlling expenses, a well-developed manual for the operations of the golf course which is designed to prevent dangerous activities and reduce risks associated with golfing and using golf-related equipment and a document keeping and archiving system which is designed to avoid the leaking of classified documents and business records.

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Intellectual Property

As of the date when this statement is made, we do not possess any intellectual property rights, including but not limited to rights in patents, trademarks, copyrights, know-how and business secrets.

Insurance

We obtained insurance to cover damages and losses that would occur to customers and employees, the properties, machinery and equipment on the golf course and other damages caused by terrorist attacks.

Legal Proceedings

We are not currently subject to any legal proceedings. To the best of our knowledge, we do not believe that there is any pending lawsuit or legal proceeding brought by or against us or threatened.

However, due to certain land use regulations in Taiwan, Yao-Teh was a party in a real estate lawsuit. The land use regulations in Taiwan prescribed that only individuals could be lawful owners of farmland. It was unclear whether the land upon which the Royal Country Club had been planned to be built was farmland or non-farmland when Yao-Teh purchased the real property. As a solution to this uncertainty, Yao-Teh asked a few individual yeomen at that time to be record owners of the above described land on behalf of Yao-Teh, which actually paid the full purchase price. After the real property was classified as non-farmland, all but one individual yeomen returned their titles to the real property respectively without any difficulty. That individual yeoman, Mr. Lang-Sheng Lin insisted on getting compensation in exchange for the transfer of the title of the real property he was holding for Yao-Teh. On November 29, 2013, Yao-Teh filed a complaint against Lang-Sheng Lin (the “Defendant”), at Taiwan Miaoli District Court in Taiwan, for not transferring the title of land that was purchased by Yao-Teh pursuant to the trust registration agreement entered by Yao-Teh and the Defendant. On February 17, 2015, the court found that Yao-Teh’s evidence did not sustain its claim. During the appeal, on September 21, 2015, Yao-Teh and the Defendant settled the case. Pursuant to the settlement, Yao-Teh agreed to pay approximately $458,000 to the Defendant who in return agreed to transfer the title of land back to Yao-Teh after receiving the full payment. As of December 31, 2016, Yao-Teh has paid approximately $228,728 to the Defendant. For more details, please refer to Exhibit 99.1 the Legal Opinion on Land Dispute issued from Sha Hung Law Firm, our counsel in Taiwan.

Research & Development

Our ability to develop and offer superior hotel amenities can only be achieved through our continued research and development efforts. Our research team understands the tourist markets and hotel industry. The research team helps us consistently improve our offerings, update pricing structure, and address emerging market issues.

Our research and development effort is currently focused on the activities at certain type of theme parks, times of visits and amounts of money spent per customer at certain theme parks.

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Competition

Competitors in the Golf Segment

Outside Miaoli, we face significant competition from golf clubs and country clubs in the greater Taiwan region, China, Hong Kong, South Korea, Japan, South East Asia, Australia and the greater Asian region. We anticipate that competition within South East Asia will increase in the future.

The following charts list our main competitors in the golf business in the Asian region. In addition to the competitors below, we believe that a number of resort operators are developing or considering the development of resorts that include golf courses, which, if materialized, will directly compete with our resort.

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Competitors in the Resort/ Hospitality Segment

The chart below lists our current competitors in the hotel space.

Name	Location	Number of Rooms	Amenities and Recreation	Occupancy Rates
Great Roots Forestry Spa Resort	Xinbei City, Taiwan	209	Business centers, pools, family centers, dining	July-December: 75%-80%; January- June: 30%-50%
Sunrise Golf and Country Club	Taoyuan County, Taiwan	84 rooms and 350 villas	Recreational facilities, wedding and conference venues, golfing, dining	unknown
Howard Plaza Hotel Taipei	Pingtung County, Taiwan	405	Conference facilities, water park, health center, indoor golfing, spa/Jacuzzi, squash and tennis courts, snooker, bowling alleys, dining	Peak season: 90%; Non-peak season: 50%-60% Average: 75%

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Yoho Beach Club and Spa	Pingtung County, Taiwan	415	Land Rover Experience Center, Kids’ club, dance club, water recreational facilities, dining	Average: 65%
Caesar Plaza	Pingtung County, Taiwan	245	Beach, dive center, miniature golf course, fitness center, water recreational facilities, outdoor court for basketball, volleyball, tennis or badminton, conference rooms, dining	Average: 68%
Sanya Marriot Resort & Spa	Sanya, Hainan, China	455	Beach, fitness center, massage, swimming pools, tennis courts, 18-hole golf course, restaurants providing various cuisines, meeting facilities	unknown
Sheraton Sanya Resort	Sanya, Hainan, China	511	Beach, fitness center, massage, swimming pools, tennis courts, a wide selection of water sports	unknown

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REGULATIONS

Regulations on Golf Course Operations

We believe the following rules and regulations relate to the operation and management of golf courses in Taiwan:

•	environmental laws including Soil and Water Conservation Act (which is enacted for the purpose of soil and water conservation, treatment and maintenance, conserving soil and water resources, reducing the possibilities of disasters, and promoting the reasonable use of real property licensing, permitting and inspection requirements applicable to contractors, electricians and engineers); Drinking Water Management Act (which is formulated to ensure the quality of drinking water sources)
•	regulations relating to workers’ safety and environmental protection;
•	permitting and inspection requirements applicable to construction projects;
•	regulations relating to transportation of equipment and materials, including licensing and permitting requirements;
•	building and electrical codes;
•	regulations related to the operation and management of hotels, golf courses and other facilities; and
•	privacy regulations.

We believe we have all the licenses materially required to conduct our current golf operations, and we are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses, give rise to termination or cancellation of rights under our contracts, and disqualify us from future bidding opportunities.

Regulations on Hotel Operations

The land upon which the Royal Country Club Spa & Resort will be built is classified as Immaterial Wetlands, Non-State-Park that indicate our land is not considered as state parks or administrative lands affiliated with state parks, Non-High-Quality-Farmlands, non-public-traffic land, unimportant military purpose land, non-mineral deposit land and non-aviation-noise-isolation land. We are applying to reclassify the land as golf special district for entertainment purposes and expect to know the result by the second quarter of 2017. We expect to obtain all the necessary licenses and permits to construct the hotels by the third quarter of 2017.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Fun-Ming Lo	74	Chairman of the Board and Interim Chief Executive Officer
Ta-Chih Kuo	37	Director
Wei-Yuan Teng	63	Director

*	We intend to appoint three independent directors, a full time chief executive officer and a chief financial officer upon the effectiveness of our registration statement on Form F-1.

Background of Executive Officers and Directors

The following information sets forth the background and business experience of our directors and executive officers.

Fun-Ming Lo, the founder of Yao-Teh, has been our chairman of the Board and the chief executive officer since formation of Yao-Teh in 1988.  In addition, Mr. Lo has served as the chairman of the board of directors of Yao-Teh International Development Ltd. Co. since 1993. Mr. Lo graduated from Middle East Technical University, Turkey with a Master of Science in Engineering Sciences in May 1971. From May, 2013 to March, 2015, Mr. Lo served as a director of San Lotus Holding Inc., a Nevada corporation, which is located in Taoyuan, Taiwan and is in the business of developing, building and operating global travel and leisure agent’s business.  As the chief executive officer of the Company, Mr. Lo is responsible for the overall management and operation of the Company.

Ta-Chih Kuo, a director of the Company, is the president of Nan Fan Ltd., the vice president of Ta Chuang Business Management Consulting Ltd. Co. and the chairman of the board of directors of Infinity (Int’l) Travel Holdings Inc. He has received a bachelor degree in engineering from Vanung University in Taiwan.

Wei-Yuan Teng, a director of the Company, is the vice chairman of the board of directors of Ta-Teh-Fu and the chairman of the board of directors of Xia Peng Construction Ltd. Co. He obtained a senior high school diploma from National Dajia Industrial Senior High School in Taiwan in 1970.

Board of Directors

Our Board of Directors will consist of six (6) directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest in such contract or Transaction at or prior to its consideration and any vote thereon. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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Committees of the Board of Directors

We will establish two committees under the Board immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee and a compensation committee. We will adopt a charter for each of the two committees. Each committee’s functions are described below.

Audit Committee. Our audit committee will consist of persons that will satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of persons that will satisfy the “independence” requirements under NASDAQ Rule 5605. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. It is anticipated our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A, as amended and restated from time to time, the BVI Act and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

•	convening shareholders’ general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our Board of Directors, or by an ordinary resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term as provided in the written agreement with our company, if any, and until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the Board.

Employment Agreements

There is no employment agreement with our officers or directors.

No Compensation to Directors

No director has received any cash or other compensation for serving as a non-executive director for the Company and any of its Subsidiaries and we do not plan to pay any cash or other compensation to any person for serving as a non-executive director.  Our directors are entitled to reimbursement for reasonable out-of-pocket expenses incurred in connection with our business.  Our Board of Directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director.

Compensation to Executive Officers

Because the Company is a newly formed corporate entity, it has not paid its executive officers for the past fiscal year ended December 31, 2015. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Taiwan subsidiaries and combined variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders (the “Principal Shareholders”) who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on [ ] ordinary shares outstanding as of the date of this prospectus, and [ ] ordinary shares outstanding immediately after the completion of this offering, including [ ] ordinary shares to be sold by us in this offering in the form of ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Number	%†
Directors and Executive Officers:
Fun-Ming Lo	340,228	99.83			%
Ta-Chih Kuo	83	*	—	—
Wei-Yuan Teng	0	0	—	—
	—	—	—	—
All Directors and Executive Officers as a Group	340,311	99.86			%

Principal Shareholders:
Fun-Ming Lo	340,228	99.83			%

*	Less than 1%.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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RELATED PARTY TRANSACTIONS

We own 100% of the issued and outstanding shares of Huang Jia, a company incorporated in Republic of Seychelles, which, in turn, owns 99.6% of the issued and outstanding shares in Yao-Teh, a company that was incorporated in May 1988 under the laws of Taiwan, R.O.C. and is in the business of developing, constructing, and operating golf course facilities. In addition, Huang Jia owns all of the issued and outstanding shares of Ta-Teh-Fu. Ta-Teh-Fu was incorporated in June 2001 under the laws of Taiwan, R.O.C. and is in the businesses of leasing golf carts and machinery and equipment to clients, including Yao-Teh.

Operating Leases

Both Yao-Teh and Ta-Teh-Fu lease their office spaces at the same location from a shareholder of the Company under an operating lease agreement which expires on January 1, 2019. The monthly base rent is approximately $500. Rent under this lease agreement amounted to approximately $5,384 and $5,148 for the years ended December 31, 2015 and 2014, respectively.

Advances from Related Parties

Yao-Teh and Ta-Teh-Fu have advanced funds from its officers and shareholders for working capital purposes. Both companies have not entered into any agreement with their officers and shareholders for these advances. The advances bear no interest rate and are due upon demand by the lending shareholders and officers. As of December 31, 2015 and December 31, 2014, there were $44,612,575 and $45,117,795advances outstanding, respectively.

Additional details regarding related party balances as of December 31, 2015 and December 31, 2014 and related party transactions are disclosed in Note 9 of our audited combined financial statements incorporated by reference herein.

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DESCRIPTION OF SHARE CAPITAL

General

The Imperial Garden & Resort, Inc. is a company incorporated in British Virgin Islands and our affairs are governed by the provisions of our memorandum and articles of association (the “M&A”), as amended and restated from time to time, the BVI Business Companies Act (as amended), or the BVI Act, and the applicable laws of the BVI (including applicable common law).

Our M&A authorizes us to issue 200,000,000 of shares consisting of one class of ordinary shares of the Company.

The following description of our authorized shares and our constitutional rules under our M&A is qualified in its entirety by reference to our M&A, which have been filed as an exhibit to the registration statement of which this prospectus is a part.

M&A

The following discussion describes our M&A:

Objects and Purposes, Register, and Shareholders. Subject to the BVI Act, our objects and purposes are unlimited. Our register of members will be maintained by our transfer agent, [           ] . Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

Directors’ Powers. Under the BVI Act, subject to any modifications or limitations in a company’s M&A, a company’s business and affairs are managed by, or under the direction or supervision of, its directors; and directors generally have all powers necessary to manage a company. A director must disclose any interest he has on any proposal, arrangement or contract not entered into in the ordinary course of business and on usual terms and conditions. An interested director may (subject to the M&A) vote on a transaction in which he has an interest. In accordance with, and subject to, our M&A, the directors may by resolution of directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

Rights, Preferences and Restrictions of Ordinary Shares. Subject to the restrictions described under the section titled “Dividend Policy” above, our directors may (subject to the M&A) authorize dividends at such time and in such amount as they determine. Each ordinary share is entitled to one vote. In the event of a liquidation or dissolution of the Company, the holders of ordinary shares are (subject to the M&A) entitled to share ratably in all surplus assets remaining available for distribution to them after payment and discharge of all claims, debts, liabilities and obligations of the Company and after provision is made for each class of shares (if any) having preference over the ordinary shares if any at that time. There are no sinking fund provisions applicable to our ordinary shares. Holders of our ordinary shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may, (subject to the M&A) with shareholder consent, repurchase our ordinary shares in certain circumstances provided always that the Company will, immediately after the repurchase, satisfy the solvency test. The Company will satisfy the solvency test, if (i) the value of the Company’s assets exceeds its liabilities; and (ii) the Company is able to pay its debts as they fall due.

In accordance with the BVI Act:

(i)	the Company may purchase, redeem or otherwise acquire its own shares in accordance with either (a) Sections 60, 61 and 62 of the BVI Act (save to the extent that those Sections are negated, modified or inconsistent with provisions for the purchase, redemption or acquisition of its own shares specified in the Company’s M&A); or (b) such other provisions for the purchase, redemption or acquisition of its own shares as may be specified in the Company’s M&A. The Company’s M&A provide that such Sections 60, 61 and 62 of the BVI Act do not apply to the Company; and

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(ii)	where a company may purchase, redeem or otherwise acquire its own shares otherwise than in accordance with Sections 60, 61 and 62 of the BVI Act, it may not purchase, redeem or otherwise acquire the shares without the consent of the member whose shares are to be purchased, redeemed or otherwise acquired, unless the Company is permitted by the M&A to purchase, redeem or otherwise acquire the shares without that consent; and

(iii)	unless the shares are held as treasury shares in accordance with Section 64 of the BVI Act, any shares acquired by the Company are deemed to be cancelled immediately on purchase, redemption or other acquisition.

Variation of the Rights of Shareholders. As permitted by the BVI Act and our M&A, the rights attached to shares of the Company may (subject to the M&A) only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the issued shares of that class, except where a different majority is required under our M&A or the BVI Act. A greater majority is required in relation to a scheme of arrangement and may be required in relation to a plan of arrangement, as described under “Summary of Certain Significant Provisions of BVI Law—Mergers, Consolidations and Similar Arrangements” below.

Shareholder Meetings. In accordance with, and subject to, our M&A, (a) any director of the Company may convene meetings of the shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. Under BVI law, the M&A may be amended to decrease but not increase the required percentage to call a meeting above thirty percent (30%). In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than seven (7) days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the Company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety percent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the ordinary shares that that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty percent (50%) of the votes of the ordinary shares or class or series of ordinary shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the ordinary shares or each class or series of ordinary shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Dividends. Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for ordinary shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our M&As) required to pay dividends under BVI law. In accordance with, and subject to, our M&A, no dividend shall bear interest as against the Company (except as otherwise provided in our M&As).

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Disclosure of the Securities and Exchange Commission’s Position on Indemnification for Securities Act Liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer of Shares. Subject to any applicable restrictions or limitations arising pursuant to (i) our M&A; or (ii) the BVI Act, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve (such instrument of transfer being signed by the transferor and containing the name and address of the transferee). Our M&A also (save as otherwise provided therein) provide that (i) where ordinary shares of the Company are listed on the Nasdaq Global Market or any other stock exchange or automated quotation system on which the ordinary shares are then traded (the "Recognised Exchange"), shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange or (ii) shares may be transferred by means of a system utilized for the purposes of holding and transferring shares in uncertified form (the "Relevant System"), and that the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer shares) shall act as agent and attorney-in-fact of the Shareholders for the purposes of the transfer of any shares transferred by means of the Relevant System (including, for such purposes, to execute and deliver an instrument of transfer in the name of and on behalf of any Shareholder who is transferring shares).

Summary of Certain Significant Provisions of the BVI Act

The BVI Act differs from laws applicable to US corporations and their shareholders. Set forth below is a summary of certain significant provisions of the BVI Act applicable to us (save to the extent that such provisions have been, to the extent permitted under the BVI Act, negated or modified in our M&A in accordance with the BVI Act).

Mergers, Consolidations and Similar Arrangements. The BVI Act provides for mergers as that expression is understood under US corporate law. Common law mergers are also permitted outside of the scope of the BVI Act. Under the BVI Act, two or more companies may either merge into one of such existing companies, or the surviving company, or consolidate with both existing companies ceasing to exist and forming a new company, or the consolidated company. The procedure for a merger or consolidation between our Company and another company (which need not be a BVI company) is set out in the BVI Act. The directors of the BVI company or BVI companies which are to merge or consolidate must approve a written plan of merger or consolidation which must also be authorized by a resolution of members (and the outstanding shares of every class of shares that are entitled to vote on the merger or consolidation as a class if the memorandum or articles of association so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles, would entitle the class to vote on the proposed amendment as a class) of the shareholders of the BVI company or BVI companies which are to merge. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The BVI company must then execute articles of merger or consolidation, containing certain prescribed details. The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the BVI, or the Registrar. If the surviving company or the consolidated company is to be incorporated under the laws of a jurisdiction outside BVI, it shall file the additional instruments required under Section 174(2)(b) of the BVI Act. The Registrar then (if he or she is satisfied that the requirements of the BVI Act have been complied with) registers, in the case of a merger, the articles of merger or consolidation and any amendment to the M&A of the surviving company and, in the case of a consolidation, the M&A of the new consolidated company and issues a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the BVI Act in respect of the merger or consolidation). The merger or consolidation is effective on the date that the articles of merger or consolidation are registered by the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation but if the surviving company or the consolidated company is a company incorporated under the laws of a jurisdiction outside the BVI, the merger or consolidation is effective as provided by the laws of that other jurisdiction.

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As soon as a merger or consolidation becomes effective (inter alia), (a) the surviving company or consolidated company (so far as is consistent with its amended memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles of association are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any shareholder, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger or consolidation by or against a constituent company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by the merger or consolidation, but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the shareholder, director, officer or agent thereof, as the case may be or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company but if the surviving company or the consolidated company is incorporated under the laws of a jurisdiction outside the BVI, the effect of the merger or consolidation is the same as noted foregoing except in so far as the laws of the other jurisdiction otherwise provide.

The Registrar shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation (save that this shall not apply to a foreign company).

If the directors determine it to be in the best interests of us, it is also possible for a merger to be approved as a court approved plan of arrangement or as a scheme of arrangement in accordance with (in each such case) the BVI Act. The convening of any necessary shareholders meetings and subsequently the arrangement must be authorized by the BVI court. A scheme of arrangement requires the approval of 75% of the votes of the shareholders or class of shareholders, as the case may be. If the effect of the scheme is different in relation to different shareholders, it may be necessary for them to vote separately in relation to the scheme, with it being required to secure the requisite approval level of each separate voting group. Under a plan of arrangement, a BVI court may determine what shareholder approvals are required and the manner of obtaining the approval.

Continuation into a Jurisdiction Outside the BVI. In accordance with, and subject to, our M&A, the Company may by resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws. The Company does not cease to be a BVI company unless the foreign law permits continuation and the BVI company has complied with the requirements of that foreign law. Where a company is continued under the laws of a jurisdiction outside the BVI, (a) the Company continues to be liable for all of its claims, debts, liabilities and obligations that existed prior to its continuation, (b) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against the Company or against any shareholder, director, officer or agent thereof, is released or impaired by its continuation as a company under the laws of the jurisdiction outside the BVI, (c) no proceedings, whether civil or criminal, pending by or against the Company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the laws of the jurisdiction outside the BVI, but the proceedings may be enforced, prosecuted, settled or compromised by or against the Company or against the shareholder, director, officer or agent thereof, as the case may be; and (d) service of process may continue to be effected on the registered agent of the Company in the BVI in respect of any claim, debt, liability or obligation of the Company during its existence as a company under the BVI Act.

Directors. In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any ordinary shares), (a) the directors are elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal: (c) a director may be removed from office; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; (e) the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office; (f) a vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office; and (g) a director is not required to hold ordinary shares as a qualification to office.

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In accordance with, and subject to, our M&A, (a) any one director of the Company may call a meeting of the directors by sending a written notice to each other director; (b) the directors of the Company or any committee thereof may meet at such times and in such manner as the directors may determine to be necessary or desirable; (c) a director shall be given not less than three (3) days’ notice of meetings of directors, but a meeting of directors held without three (3) days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and the inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting; (d) a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only two (2) directors in which case the quorum is two; (e) a director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated; (f) a resolution of directors is passed if either (i) the resolution is approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority casting the vote; or (ii) the resolution is consented to in writing by a majority of directors or by a majority of members of a committee of directors of the Company, as the case may be, unless (in either case) the BVI Act or our M&A require a different majority.

Indemnification of Directors. In accordance with, and subject to, our M&A (including the limitations detailed therein), the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or (b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

In accordance with, and subject to, our M&A (including the limitations detailed therein), the indemnity referred to above only applies if the liability does not arise as a result of actual fraud or willful default of the indemnified person.

In accordance with, and subject to, our M&A, the Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the articles.

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Directors and Conflicts of Interest. As noted above, pursuant to the BVI Act and the Company’s M&A, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In accordance with, and subject to, our M&A, (a) a director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company; and (b) for the purposes noted foregoing, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

Shareholders’ Suits. The enforcement of the Company’s rights will ordinarily be a matter for its directors.

In certain circumstances, a shareholder has the right to seek various remedies against a BVI company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a BVI company engages, proposes to engage in, or has engaged in conduct that contravenes the provisions of the BVI Act or the memorandum and articles of association of the company, the BVI court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the memorandum or articles of association.

Furthermore, pursuant to Section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholder.

The BVI Act provides for a series of remedies available to shareholders. Where a company incorporated under the BVI Act conducts some activity which contravenes the BVI Act or the company’s memorandum and articles of association, the court can issue a restraining or compliance order. Under Section 184G of the BVI Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. A shareholder also pursuant to Section 184C of the BVI Act may, with the leave of the BVI court, bring proceedings or intervene in proceedings in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant leave to bring a derivative action where the following circumstances apply:

•	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

•	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI court is also required to have regard to the following matters:

•	whether the shareholder is acting in good faith;
•	whether a derivative action is in the company’s interests, taking into account the directors’ views on commercial matters;
•	whether the proceedings are likely to succeed;
•	the costs of the proceedings; and
•	whether an alternative remedy is available.

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Any shareholder of a company may apply to the BVI court under the Insolvency Act, 2003 of the BVI (the “Insolvency Act”) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

Appraisal Rights. The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the Company if not made in the usual or regular course of the business carried on by the Company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10% or fewer of the issued shares of the Company required by the holders of 90% or more of the votes of the outstanding shares of the Company pursuant to the terms of Section 176 of the BVI Act; and (e) an arrangement, if permitted by the BVI court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely derived from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the company. As such, if those who control the Company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the Company are perpetrating a “fraud on the minority.”

Share Repurchases and Redemptions. As permitted by the BVI Act and subject to our M&A, shares may be repurchased, redeemed or otherwise acquired by us with shareholder consent. Depending on the circumstances of the redemption or repurchase, our directors may need to determine that, immediately following the redemption or repurchase, we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities. Our directors may only exercise this power on our behalf, subject to the BVI Act, our M&A and to any applicable requirements imposed from time to time by the SEC, the NASDAQ or any other stock exchange on which our securities are listed.

Inspection of Books and Records. Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments thereto), records of license fees paid to date, any articles of dissolution, any articles of merger, and a register of charges created by the company (if the Company has elected to file such a register or an applicable chargee has caused the same to be filed).

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

(a)	the memorandum and articles of association;

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(b)	the register of members;

(c)	the register of directors; and

(d)	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

 In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the M&A of the Company, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the High Court of the BVI for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Our registered agent is Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. A company is required to keep a copy of its register of members and register of directors at the offices of its registered agent in the BVI, and the Company is required to notify any changes to the originals of such registers (assuming the originals are held elsewhere) to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

Where the place at which the original register of members or the original register of directors of the Company is changed, the Company must provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the BVI, as the directors may determine the minutes of meetings and resolutions of shareholders and of classes of shareholders; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the Company’s registered agent, the Company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Dissolution; Winding Up. As permitted by the BVI Act and subject to our M&A, we may be voluntarily liquidated and dissolved under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

We also may be wound up and dissolved in circumstances where we are insolvent in accordance with the terms of the Insolvency Act.

Anti-Money Laundering Laws. In order to comply with legislation and regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person. We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to his or her attention in the course of his or her business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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Exchange controls. We know of no BVI laws, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders holders who do not reside in the BVI.

Material Differences in BVI Law and our Amended and Restated M&A and Delaware Law

Our corporate affairs are governed by our amended and restated M&A and the provisions of applicable BVI law, including the BVI Act and BVI common law. The BVI Act differs from laws applicable to US corporations and their shareholders. The following table provides a comparison between certain statutory provisions of the BVI Act (together with the provisions of our M&A) and the Delaware General Corporation Law relating to shareholders’ rights.

Shareholder Meetings

BVI	Delaware

• In accordance with, and subject to, our M&A, (a) any director of the company may convene meetings of the shareholders at such times and in such manner as the director considers necessary or desirable; and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders	• May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors

• May be held inside or outside the BVI	• May be held inside or outside Delaware

• In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the company and are entitled to vote at the meeting; and the other directors; and (b) the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice	• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

Shareholder’s Voting Rights

BVI	Delaware

• In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder; and (b) the instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented	• Any person authorized to vote may authorize another person or persons to act for him by proxy

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• In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty percent of the votes of the ordinary shares or class or series of ordinary shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (b) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of ordinary shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved	• The charter or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum

• In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) at any meeting of the shareholders, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting; and (b) a resolution of shareholders is passed if either (i) the resolution is approved at a duly convened and constituted meeting of the shareholders of the company by the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which were present at the meeting and were voted; or (ii) the resolution is consented to in writing by a majority of the votes of ordinary shares entitled to vote thereon; unless (in either case) the BVI Act or our M&A require a different majority

• In accordance with, and subject to, our M&A, (a) the rights attached to ordinary shares as specified in the M&A may only, whether or not the company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the issued ordinary shares of that class, except where some other majority is required under our M&A or the BVI Act	• Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders

• In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), the company may amend its memorandum or articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a Resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders; or (iv) to certain specified clauses of the articles of association	• The certificate of incorporation or bylaws may provide for cumulative voting

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Directors

BVI	Delaware

• In accordance with, and subject to, our M&A, the minimum number of directors shall be one	• Board must consist of at least one member

• In accordance with, and subject to, our M&A (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) the directors are elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal: (c) a director may be removed from office (i) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the shareholders of the company entitled to vote or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director; (d) a director may resign his office by giving written notice of his resignation to the company and the resignation has effect from the date the notice is received by the company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; (e) the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office; (f) a vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office; and (g) a director is not required to hold ordinary shares as a qualification to office.	• Number of board members shall be fixed by the by laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter

• Directors do not have to be independent	• Directors do not have to be independent

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Fiduciary Duties

BVI	Delaware

• Directors owe duties at both common law and under statute including as follows:	• Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation
• Duty to act honestly and in good faith and in what the director believes to be in the best interests of the company;	• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits

• Duty to exercise powers for a proper purpose and directors shall not act, or agree to the Company acting, in a manner that contravenes the BVI Act or the M&A;

• The BVI Act provides that a director of a company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into, or to be entered into, by the company, disclose the interest to the board of the company. However, the failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the transaction was not required to be disclosed because the transaction is between the company and the director himself and is in the ordinary course of business and on usual terms and conditions. Additionally, the failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders or (b) the company received fair value for the transaction	• Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Shareholder’s Derivative Actions

BVI	Delaware

Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the leave of the BVI court, bring proceedings or intervene in proceedings in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant leave to bring a derivative action where the following circumstances apply:

•   the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and

•   it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole when considering whether to grant leave, the BVI court is also required to have regard to the following matters:

•   In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

 •   Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort

 •   Such action shall not be dismissed or compromised without the approval of the Delaware Court of Chancery

i.	whether the shareholder is acting in good faith;
ii.	whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters;
iii.	whether the action is likely to succeed;
iv.	the costs of the proceedings in relation to the relief likely to be obtained; and
v.	whether an alternative remedy to the derivative claim is available

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

[], as depositary, will register and deliver the ADSs. Each ADS will represent ownership of [] share, deposited with [             ], as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at [       ]. The principal executive office of the depositary is located at [            ].

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. British Virgin Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our M&A, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

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If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our M&A, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our M&A, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our M&A, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the rights of holders of the ordinary shares would be materially and adversely affected.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant British Virgin Islands law, any applicable law of the United States of America, our M&A, any resolutions of our Board of Directors adopted pursuant to such M&A, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the British Virgin Islands, our M&A, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to British Virgin Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our M&A, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

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Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

• To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in British Virgin Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

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The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

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Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 60 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Cayman Island or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our M&A or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our M&A or provisions of or governing deposited securities;

•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

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In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities;

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.This right of withdrawal may not be limited by any other provision of the deposit agreement.

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Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

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SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have [  ] ADSs outstanding, representing approximately [  ] % of our outstanding ordinary shares, which number of shares has been calculated based on an assumed initial offering price of US$[   ] per ADS, the mid-point of the initial public offering price. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

The Company and each of our directors, executive officers, and existing shareholder of more than 5% of outstanding shares of the Company have entered similar lock-up agreements for a period of 180 days after the effective date (the “Effective Date”) of this registration statement, not to offer, issue, sell, contract to sell, encumber, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed, without the prior written consent of Network One, the underwriter.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal [ ] ordinary shares, which number of shares has been calculated based on an assumed initial offering price of US$[ ] per ADS, the mid-point of the estimated range of initial public offering price; or

•	the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

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Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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TAXATION

The following is a summary of the material British Virgin Islands, the Republic of China and United States federal income tax consequences and considerations relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the Republic of China and the United States. To the extent the discussion herein relates to matters of British Virgin Islands, the Republic of China or United States tax law, it is the opinion of [ ], our counsel as to matters of British Virgin Islands law, Global Law Offices, our counsel as to matters of Taiwanese law, and Sichenzia Ross Ference Kesner LLP, our counsel as to matters of United States federal law, respectively.

British Virgin Islands Taxation

Under British Virgin Islands law as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act or persons not resident in the British Virgin Islands. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty currently in effect between the United States and the British Virgin Islands or between Taiwan and the British Virgin Islands.

Material United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs or ordinary shares by U.S. Investors (as defined below) that purchase the ADSs or ordinary shares pursuant to the public offering and hold such ADSs or ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ADSs or ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold ADSs or ordinary shares in connection with a permanent establishment  outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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As used in this summary, the term “U.S. Investor” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the ADSs or ordinary shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of ADSs or ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) discussion below, a U.S. Investor will be required to include in gross income the gross amount of any distribution paid on the ADSs or ordinary shares (including any amount of taxes withheld by our company) out of our company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Investor’s adjusted tax basis in the ordinary shares and ADSs and thereafter will be treated as a gain from the sale of the ordinary shares and ADSs. Our company does not currently maintain, and does not intend to maintain, calculations of our earnings and profits in accordance with U.S. federal income tax principles. Consequently, a U.S. Investor should treat the entire amount of any distribution received as a dividend.

In case of a U.S. Investor that is a corporation, dividends paid on the ADSs or ordinary shares will be subject to regular corporate rates and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Subject to the discussion below, dividends paid on the ADSs or ordinary shares to individuals and certain other non-corporate persons will generally be subject to tax at ordinary income rates.

Certain dividends received by non-corporate U.S. Investors, including individuals, in taxable years beginning before January 1, 2013, generally will be subject to a maximum income tax rate of 15.0%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only if certain holding period requirements and other conditions are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. Unless legislation is enacted extending the favorable tax treatment of dividends, dividends received by non-corporate U.S. investors in taxable years beginning after December 31, 2012 will generally be subject to tax at ordinary income rates.

As described above in the discussion of “—Republic of China Taxation,” [to be updated]

A U.S. Investor may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Investor who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such investor elects to do so for all creditable foreign income taxes. For purposes of calculating the foreign tax credit limitation, dividends paid by our company will, depending on the circumstances of the U.S. investor, be either general or passive income.

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Our company expects to pay dividends, if any, in non-U.S. currency. A dividend paid in non-U.S. currency must be included in a U.S. Investor’s income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is actually or constructively received, regardless of whether the dividend is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. If the non-U.S. currency is converted into U.S. dollars on a later date, however, the U.S. Investor must include in income any gain or loss resulting from any exchange rate fluctuations. Such gain or loss will generally be ordinary income or loss, and will be from sources within the United States for foreign tax credit limitation purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if our company pays dividends in non-U.S. currency.

Taxation of Sale, Exchange or Other Disposition of ADSs or ordinary shares

Subject to the PFIC discussion below, a U.S. investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such ADSs or ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ADSs or ordinary shares exceeds one year. Long-term capital gain of a non-corporate U.S. investor is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. U.S. Investors are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

A U.S. investor that receives non-U.S. currency on the disposition of the ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Investor will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the ADSs or ordinary shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

In general, a foreign corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75.0% of its gross income is “passive income” or (ii) at least 50.0% of the  average value of its total assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, certain royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25.0% interest (by value) is taken into account.

We do not expect to be a PFIC for the current taxable year or any future year. The PFIC determination, however, depends upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose and the application of these rules is uncertain in some respects. Under the income and asset tests, whether our company is a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. For purposes of the asset test, any cash, including proceeds from the public offering, will generally be treated as a passive asset and the amount of cash held by our company in any year will depend, in part, on when our company spends the cash raised from the public offering and generated in its operations. In addition, the determination of our company’s PFIC status will depend upon the nature of the assets acquired by our company. Moreover, the determination of the value of our company’s assets may depend on its market capitalization, and that market capitalization may fluctuate. Accordingly, there can be no assurance that we will not be a PFIC in the current or any future year. In addition, there can be no assurance that the IRS will not challenge any determination by our company that it does not constitute a PFIC.

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If our company is classified as a PFIC for any taxable year during which a U.S. Investor owns ADSs or ordinary shares, the U.S. Investor, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Investor on the ADSs or ordinary shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Investor in the three preceding taxable years or, if shorter, the U.S. Investor’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Investor’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such taxable year.

If our company is a PFIC for any taxable year during which a U.S. Investor holds the ADSs or ordinary shares, our company will continue to be treated as a PFIC with respect to that U.S. Investor for all succeeding years during which the U.S. Investor holds the ADSs or ordinary shares. The U.S. Investor may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special tax rules discussed above) as if the U.S. Investor’s ADSs or ordinary shares had been sold on the last day of the last taxable year for which our company was a PFIC. If our company holds or acquires an interest in an entity which is itself a PFIC, such an interest may be treated as owned by a U.S. Investor. U.S. Investors should consult their own tax advisers regarding the consequences to them if our company holds or acquires an interest in an entity which is itself a PFIC.

Although the PFIC rules permit a U.S. holder of stock in a PFIC in certain circumstances to avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund,” or QEF, election, a U.S. Investor will not be able to elect to treat our company as a QEF because our company does not intend to prepare the information that the U.S. Investor would need to make a QEF election.

If our company is a PFIC in any year with respect to a U.S. Investor, the disadvantageous tax treatment described above may in part be avoided with respect to our company if a U.S. Investor validly makes a mark-to-market election as of the beginning of such U.S. Investor’s holding period. If such election is made, such U.S. Investor generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such ADSs or ordinary shares. In addition, any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Investor only if the ADSs or ordinary shares are considered “marketable stock.” Generally, shares will be considered marketable stock if the shares are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations.

If our company is a PFIC in any year with respect to a U.S. investor, the U.S. Investor will be required to file an annual return on IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. In addition, under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Investors will be required to file, for taxable years beginning after March 18, 2010, an annual information return with the IRS relating to their ownership of the ADSs or ordinary shares. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.

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U.S. investors should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Certain Reporting Requirements

Certain U.S. investors are required to file information returns with the IRS, including IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash or other property to our company and information relating to the U.S. Investor and our company. Substantial penalties may be imposed upon a U.S. Investor that fails to comply.

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Investor (that is an individual or, to the extent provided in future guidance, a U.S entity) to report to the IRS such U.S. Investor’s interests in stock or securities issued by a non-U.S. person (such as the company) for taxable years beginning after March 18, 2010. Although expected, no guidance on this reporting requirement has yet been issued. U.S. Investors should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Investors with respect to dividend payments made on or the payment of proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, unless an applicable exemption is satisfied. U.S. Investors that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Investor’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Investor timely furnishes required information to the IRS.

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Plan of Distribution

We expect to enter into an underwriting agreement with Network 1 Financial Securities, Inc., as the underwriter named therein, with respect to the ADSs in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell a minimum offering amount of      ADSs and a maximum offering amount of      ADSs on a best efforts basis. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of ADSs but will use its best efforts to sell the ADSs offered.

We do not intend to close this offering unless we sell at least a minimum number of ADS, at the price per ADS set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ADSs on the NASDAQ. We plan to apply to list our ADSs on the NASDAQ under the symbol“   ”. Because this is a best efforts offering, the underwriter does not have an obligation to purchase any securities, and, as a result, we may not be able to sell the minimum number of ADSs. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

We expect that delivery of the ADSs will be made to investors through the book-entry facilities of The Depository Trust Company.

The underwriting agreement provides that the obligation of the underwriter to sell the ADSs, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the NASDAQ, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The underwriter is under no obligation to purchase any ADSs for its own account. Trading in the ADSs will commence within five days after the date of the initial issuance of ADSs pursuant to this prospectus. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

Discounts, Commissions and Expenses

We have agreed to pay the underwriter a fee equal to     % of the gross proceeds of the offering from investors introduced by the underwriter and a fee equal to     % of the gross proceeds of the offering from investors introduced by us.

We have agreed to pay a non-accountable expense allowance to the underwriter of     % of the first US$     million of the gross proceeds of the offering. We have agreed to pay the underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the underwriter’s counsel, fees, expenses and disbursements relating to background checks of     ’s officers and directors not exceeding US$     in the aggregate, and preparation of printed documents for closing and deal mementos with costs not exceeding US$    ) incurred by the underwriter in connection with this offering up to US$    . We have paid an advance of US$     to the underwriter to be applied to the underwriter’s anticipated out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). We have also agreed to grant to the underwriter a warrant covering a number of ADSs equal to   % of the aggregate number of the ADSs sold in the offering. The underwriter warrants will be exercisable, in whole or in part, during a period commencing on a date that is six months after the closing of the offering and will expire on the three-year anniversary of the closing of the offering. The underwriter warrants will be exercisable at a price equal to    % of the offering price and shall not be redeemable. We will register the shares underlying the underwriter warrants and will file all necessary undertakings in connection therewith. The underwriter warrants may not be sold, transferred, assigned, pledged or hypothecated for a period beginning from SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part (in accordance with FINRA Rule 5110), until 180 days after the closing of the offering, except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The underwriter warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of underlying shares at our expense, an additional demand registration at the underwriter warrants’ holders’ expenses, and unlimited “piggyback” registration rights at our expense for a period of three years after the closing of the offering. The demand for registration may be made at any time one year after the closing of the offering but no later than three years after the closing of the offering.

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated commissions to the underwriter and payment of the underwriter’s expenses referred to above, will be approximately US$    .

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Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per ADS and total commissions that we will pay to the underwriter.

	Minimum offering amount		Maximum offering amount
	Per ADS	Total	Per ADS	Total
Commissions to the underwriter	US$	US$	US$	US$
Total	US$	US$	US$	US$

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the representatives, during the period ending 180 days after the closing of the offering (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Each of our directors, executive officers and existing beneficial owners of 5% or more of our outstanding ordinary shares has agreed that, subject to certain exceptions, such director, executive officer or beneficial owner of 5% or more of our outstanding ordinary shares will not, without the prior written consent of the underwriter, during the restricted period:

•	offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	make any demand for or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expects to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make for these liabilities.

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Terms of the Offering

We are offering, on a best efforts basis, a minimum of      ADSs and a maximum of      ADSs. The offering is being made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of ADSs but will use its best efforts to sell the ADSs offered. The ADSs are being offered for a period not to exceed 90 days. If the minimum offering amount is not raised within 90 days from the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. The offering may terminate on the earlier of (i) any time after the minimum offering amount of our ADSs is raised, or (ii) 90 days from the date of this prospectus. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

Deposit of Offering Proceeds

The proceeds from the sale of the ADSs in this offering will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing bank account at the branch of      established by the Escrow Agent, or the Escrow Account. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the underwriter from prospective purchasers of the our offered ADSs and are delivered by the underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds.

The underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our ADSs by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “    ” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors. We have appointed Continental Stock Transfer & Trust Company, an independent third party, as our Escrow Agent.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by the underwriter. In addition, ADSs may be sold by the underwriter to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.  This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

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Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.  The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.  This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

European Economic Area.  In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.  The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

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Israel.   In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a project capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan.  The underwriter will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares,

(2) debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(3) where no consideration is or will be given for the transfer; or

(4) where the transfer is by operation of law.

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Taiwan.  The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Switzerland.  The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

United Arab Emirates and Dubai International Financial Centre.  This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom.  An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting fee and commissions and underwriting expenses, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee
Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses

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LEGAL MATTERS

Sichenzia Ross Ference Kesner LLP is acting as counsel to our Company regarding U.S. securities law matters. The validity of the ADSs offered hereby will be passed upon for us by Sichenzia Ross Ference Kesner LLP. Hunter Taubman Fischer & Li LLC is acting as counsel to the Underwriter. Certain legal matters as to Taiwan law will be passed upon for us by Sha Hung Law Firm and certain legal matters as to British Virgins Island law shall be passed upon for us by Maples and Calder. Sichenzia Ross Ference Kesner LLP may rely upon Sha Hung Law Firm with respect to matters governed by Taiwan law and Maples and Calder with respect to matters governed by British Virgin Islands law.

EXPERTS

KCCW Accountancy Corp. (“KCCW”), an independent registered public accounting firm, has audited our combined financial statements for each of the years ended December 31, 2015 and 2014. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on KCCW’s report, given on their authority as experts in accounting and auditing.

The current address of KCCW is 22632 Golden Springs Drive # 230, Diamond Bar, CA 91765.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the ordinary shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

Disclosure of Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs supported by the underlying ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

109

INDEX TO THE COMBINED FINANCIAL STATEMENTS YAO-TEH INTERNATIONAL RECREATION CO., LTD. AND TA-TEH-FU CO., LTD.

F-1

YAO-TEH INTERNATIONAL RECREATION CO., LTD. AND

TA-TEH-FU CO., LTD.

Combined Financial Statements for the Years Ended

December 31, 2015 and 2014

F-2

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Yao-Teh International Recreation Co., Ltd and Ta-Teh-Fu Co., Ltd.

We have audited the accompanying combined balance sheets of Yao-Teh International Recreation Co., Ltd and Ta-Teh-Fu Co., Ltd. (collectively, the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations and comprehensive income, cash flows, and equity for the years then ended. The Company’s management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Yao-Teh International Recreation Co., Ltd and Ta-Teh-Fu Co., Ltd. as of December 31, 2015 and 2014, and the combined results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As described in NOTE 2 of the combined financial statements, the Company’s viability is dependent upon its ability to obtain future financing and the success of its future operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters is also described in NOTE 2 to the combined financial statements. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KCCW Accountancy Corp

Diamond Bar, California

October 19, 2016

F-3

YAO-TEH INTERNATIONAL RECREATION CO., LTD. AND TA-TEH-FU CO., LTD.

COMBINED BALANCE SHEETS

	December 31, 2015	December 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	$97,586	$327,736
Other receivable	974,992	1,099,051
Prepaid expenses and other current assets	43,372	7,088
Total Current Assets	1,115,950	1,433,875

Land held for sale and investment	1,730,813	1,795,992
Property & Equipment, net	60,196,822	63,250,721
Total Assets	$63,043,585	$66,480,588

LIABILITIES AND EQUITY
Current Liabilities
Line of credit	$1,949,985	$2,198,101
Current portion of long-term bank loan	1,662,702	949,367
Accounts payable	-	73,660
Accrued expenses and other current liabilities	26,002,974	24,932,684
Current portion of deferred revenue	248,726	258,093
Due to shareholders	44,612,575	45,117,795
Due to related parties	2,311,070	1,207,278
Total Current Liabilities	76,788,032	74,736,978

Non-current Liabilities
Long-term bank loan	3,023,229	5,103,851
Notes payable	10,242,147	10,627,848
Deferred revenue	7,213,068	7,742,792
Membership deposits	31,352,074	32,532,738
Total Non-current Liabilities	51,830,518	56,007,229
Total Liabilities	128,618,550	130,744,207

Equity
Paid-in capital	934,574	934,574
Accumulated deficit	(71,036,558)	(67,272,962)
Accumulated other comprehensive income	4,527,019	2,074,769
Total deficit	(65,574,965)	(64,263,619)

Total Liabilities and Equity	$63,043,585	$66,480,588

The accompanying notes are an integral part of these combined financial statements.

F-4

YAO-TEH INTERNATIONAL RECREATION CO., LTD. AND TA-TEH-FU CO., LTD.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

Revenues, net	$1,213,410	$1,221,781
Cost of revenues	2,033,716	1,815,190
Gross profit (loss)	(820,306)	(593,409)

Selling, general and administrative expenses	622,901	595,263

Loss from operations	(1,443,207)	(1,188,672)

Other income (expense)
Interest income	1,853	17,751
Interest expense	(1,893,736)	(2,039,287)
Other income - leasing	44,020	51,515
Loss on litigation settlement	(472,526)	-
Total other income (expenses)	(2,320,389)	(1,970,021)

Loss before income taxes	(3,763,596)	(3,158,693)
Provision for income taxes expense	-	-

Net loss	$(3,763,596)	$(3,158,693)

Other Comprehensive (Loss) Income:
Net loss	(3,763,596)	(3,158,693)
Foreign currency translation adjustment	2,452,250	3,761,604
Comprehensive Income (Loss)	$(1,311,346)	$602,911

The accompanying notes are an integral part of these combined financial statements.

F-5

YAO-TEH INTERNATIONAL RECREATION CO., LTD. AND TA-TEH-FU CO., LTD.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash flows from operating activities
Net loss	$(3,763,596)	$(3,158,693)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	858,030	879,493
Changes in assets and liabilities:
Decrease (increase) in other receivable	86,945	92,098
Decrease (increase) in prepaid expense & other current assets	(37,746)	138,695
Increase (decrease) in accounts payable	(73,325)	31,057
Increase (decrease) in accrued expenses and other current liabilities	2,040,200	1,985,743
Increase (decrease) in deferred revenue	(256,920)	(269,173)
Increase (decrease) in membership deposits	-	(55,777)
Increase (decrease) in due to shareholders	1,169,470	2,700,760
Net cash provided by operating activities	23,058	2,344,203

Cash flows from investing activities
Purchase of fixed assets	(74,615)	(354,822)
Net cash used in investing activities	(74,615)	(354,822)

Cash flows from financing activities
Repayment of bank loans	(1,359,299)	(2,952,219)
Proceeds from loan from related parties	1,185,410	1,259,107
Distribution of dividends	-	(1,843)
Net cash used in financing activities	(173,889)	(1,694,955)

Effect of exchange rate changes on cash and cash equivalents	(4,704)	(14,813)

Net increase (decrease) in cash and cash equivalents	(230,150)	279,613
Cash and cash equivalents
Beginning	327,736	48,123
Ending	$97,586	$327,736
Supplemental disclosure of cash flows
Cash paid during the year for:
Income tax	$-	$-
Interest expense	$39,410	$96,522

The accompanying notes are an integral part of these combined financial statements.

F-6

YAO-TEH INTERNATIONAL RECREATION CO., LTD. & TA-TEH-FU CO., LTD.

COMBINED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

		Accumulated	Accumulated other
	Paid-in Capital	Deficit	comprehensive income	Total

Balance at December 31, 2013	$934,574	$(64,112,426)	$(1,686,835)	$(64,864,687)
Foreign currency translation	-	-	3,761,604	3,761,604
Dividends - Ta-Teh-Fu	-	(1,843)	-	(1,843)
Net loss	-	(3,158,693)	-	(3,158,693)
Balance at December 31, 2014	$934,574	$(67,272,962)	$2,074,769	$(64,263,619)
Foreign currency translation	-	-	2,452,250	2,452,250
Net loss	-	(3,763,596)	-	(3,763,596)
Balance at December 31, 2015	$934,574	$(71,036,558)	$4,527,019	$(65,574,965)

The accompanying notes are an integral part of these combined financial statements.

F-7

YAO-TEH INTERNATIONAL RECREATION CO., LTD. AND TA-TEH-FU CO., LTD.

NOTES TO COMBINEDFINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BUSINESS

Yao-Teh International Recreation Co., Ltd., (the “Yao-Teh”), was incorporated on May 30, 1988 under the laws of Taiwan (R.O.C.). Yao-Teh is in the business of developing and operating golf course facilities. Mr. Fun-Ming Lo is the controlling beneficiary shareholder of Yao-Teh.

Ta-Teh-Fu Co., Ltd., (“Ta-Teh-Fu”), was incorporated on June 27, 2001 under the laws of Taiwan (R.O.C.). Ta-Teh-Fu’s main business is to lease golf carts, machinery, and equipment to Yao-Teh. Mr. Fun-Ming Lo is the controlling beneficiary shareholder of Ta-Teh-Fu.

The fiscal year of Yao-Teh and Ta-Teh-Fu (collectively, the “Company”) ends on December 31st.

NOTE 2. GOING CONCERN

The Company has incurred a net loss attributable to common stock shareholders of $3,763,596 and $3,158,693 during the years ended December 31, 2015 and 2014, respectively. The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. This presentation presumes funds will be available to finance ongoing research and development, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

There can be no assurances that there will be adequate financing available to the Company and the combined financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining capital from the sale of its equity securities (2) short-term and long-term borrowings from banks, and (3) short-term borrowings from stockholders or other related party(ies) when needed. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually to secure other sources of financing and attain profitable operations.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements include the combined accounts of Yao-Teh and Ta-Teh-Fu. These Companies are under common control and ownership. All significant intercompany transactions and account balances have been eliminated.

F-8

The functional currency of Yao-Teh and Ta-Teh-Fu is the New Taiwan dollars, however the accompanying combined financial statements have been translated and presented in United States Dollars ($). In the accompanying combined financial statements and notes, “$”, “US$” and “U.S. dollars” mean United States dollars, and “NT$” and “NT dollars” mean New Taiwan dollars.

Segment Reporting — The Company follows the provisions of ASC 280 (formerly referred to as SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information), which establishes standards for reporting information about operating segments, which uses a “management” approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. ASC Topic 280, “Segment Reporting,” also requires disclosures about products or services, geographic areas, and major customers. The Company’s management reporting structure provided for only one segment in 2015 and 2014 and accordingly, no separate segment information is presented.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable and Other Receivable — Accounts receivable and other receivables are stated at carrying value less estimates made for doubtful receivables. An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. An impairment loss is recognized in the statement of income, as are subsequent recoveries of previous impairments.

Property and Equipment — Property and equipment is carried at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related asset or extend the useful life are capitalized. When property and equipment is retired or otherwise disposed of, the related gain or loss is included in operating income. Leasehold improvements are depreciated on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Depreciation is calculated on the straight-line method, including property and equipment under capital leases, generally based on the following useful lives:

Estimated Life in Years
Land improvements	50
Buildings and building improvements	15
Machinery and equipment	5
Office equipment	5

F-9

Impairment of Long-Lived Assets — The Company has adopted Accounting Standards Codification subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”). ASC 360-10 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates its long lived assets for impairment annually or more often if events and circumstances warrant. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. ASC 360-10 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell. Management has determined that no impairments of long-lived assets currently exist.

Land Held for Sale and Investment — The Company recorded the land held for sale and investment at the original land acquisition costs.

Fair Value Measurements — FASB ASC 820, “Fair Value Measurements” (formerly SFAS No. 157) defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

·	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

·	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

·	Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

F-10

This guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No. 157-2, Effective Date of FASB

Statement No. 157 (ASC 820). This Staff Position delays the effective date of SFAS No. 157 (ASC 820) for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 (ASC 820) had no effect on the Company's financial position or results of operations for the year 2015 and 2014.

We also analyze all financial instruments with features of both liabilities and equity under ASC 480-10 (formerly SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”) and ASC 815-40 (formerly EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”). We have determined ASC 480-10 (formerly SFAS 150) and ASC 815-40 (formerly EITF 00-19) had no material effect on our financial position or results of operations for the year 2015 and 2014.

Revenue Recognition — The following describes the composition of revenues for the Company:

•	Greens fee is charged to play on the golf course from members and non-members. The revenues are recognized when the services are rendered.

•	Revenue from non-refundable membership initiation fees is recognized over the estimated life of the facilities on a straight-line basis upon inception of the club. As of December 31, 2015 and 2014, the weighted average remaining period over which non-refundable membership initiation fees will be recognized is approximately 30 years and 31 years, respectively (See NOTE 11).

Advertising Costs — Advertising costs are expensed at the time such advertising commences. Advertising expense for the years ended December 31, 2015 and 2014 was $4,013 and $13,308, respectively.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. There were no significant deferred tax items as of December 31, 2015 and 2014.

The Company applied the provisions of ASC 740-10-50, “Accounting For Uncertainty In Income Taxes”, which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. At December 31, 2015 and 2014, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

F-11

Concentration of Credit Risk—The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Company places its cash and temporary cash investments in high quality credit institutions, but these investments may be in excess of Taiwan Central Deposit Insurance Corporation’s insurance limits. The Company does not enter into financial instruments for hedging, trading or speculative purposes. Concentration of credit risk with respect to trade and notes receivables is limited due to the wide variety of customers and markets in which the Company transacts business, as well as their dispersion across many geographical areas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NT$”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ deficit.

Statement of Cash Flows—Cash flows from the Company's operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NT$”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance ASC 830, "Foreign Currency Matters", with the NT$ as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's deficit are translated at the historical rates and income statement items are translated at an average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income as a component of stockholders’ deficit.

Comprehensive Income — Comprehensive income includes accumulated foreign currency translation gains and losses. The Company has reported the components of comprehensive income on its statements of stockholders’ deficit and comprehensive income (loss).

Recently Issued Accounting Pronouncements — In February 2016, the FASB issued ASU 2016-02, "Leases," which requires recognition of lease assets and lease liabilities on the balance sheet of lessees. ASU 2016-02 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2018, or in fiscal 2020. Early adoption is permitted. ASU 2016-02 requires a modified retrospective transition approach and provides certain optional transition relief. We are currently evaluating the effect the adoption of this guidance will have on our combined results of operations, financial position and cash flows.

F-12

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. The original effective date for ASU 2014-09 would have required the Company to adopt beginning in its first quarter of 2018. In August 2015, the FASB issued ASU No. 2015-

14, Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for one year and permits early adoption as early as the original effective date of ASU 2014-09. Accordingly, the Company may adopt the standard in either its first quarter of 2018 or 2019.In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606) – Principal versus Agent Considerations (“ASU 2016-08”), which clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606) – Identifying Performance Obligations and Licensing (“ASU 2016-10”), which amends the guidance in ASU 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property. The Company must adopt ASU 2016-08 and ASU 2016-10 with ASU 2014-09.The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its combined financial statements.

In August 2014, FASB issued ASU No. 2014-15, “Preparation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern”. Under U.S. GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity's liquidation becomes imminent. Preparation of financial statements under this presumption is commonly referred to as the going concern basis of accounting. If and when an entity's liquidation becomes imminent, financial statements should be prepared under the liquidation basis of accounting in accordance with Subtopic 205-30, Presentation of Financial Statements—Liquidation Basis of Accounting. Even when an entity's liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but the amendments in this Update should be followed to determine whether to disclose information about the relevant conditions and events. The amendments in this Accounting Standards Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company will evaluate the going concern considerations in this ASU, however, at the current period, management does not believe that it has met conditions which would subject these condensed combined financial statements for additional disclosure.

NOTE 4. LAND HELD FOR INVESTMENT

On November 18, 2005, Ta-Teh-Fu purchased twenty-six parcels of land held for sale and investment in Miao Li County in Taiwan for NT$112,479,828, approximately equivalent to $3,461,616. On May 31, 2008, Ta-Teh-Fu sold 50% ownership of its land to the Li An Hospital and Mr. Xi-He Wang at cost amounted NT$56,753,344, equivalent to $1,730,813. The land is collateralized under the line of credit with Taiwan Cooperative Bank (See NOTE 7).

F-13

NOTE 5. OTHER RECEIVABLE

On May 31, 2008, Ta-Teh-Fu sold 50% ownership of its land (See NOTE 4) to the Li An Hospital and Mr. Xi-He Wang at cost amounted NT$56,753,344, approximately equivalent to $1,730,810. Pursuant to the land purchase agreement, the Li An Hospital and Mr. Wang also assumed 50% of bank loan (See NOTE 7). As of December 31, 2015 and 2014, Ta-Teh-Fu had receivables due from the Li An Hospital and Mr. Wang of $974, 992 and $1,099,051, respectively.

NOTE 6. PROPERTYAND EQUIPMENT

Property and equipment as of December 31, 2015 and 2014 are summarized as follows:

	December 31, 2015	December 31, 2014
Land	$41,160,220	$42,710,241
Land improvement	35,443,092	36,777,817
Buildings	221,711	191,497
Office equipment	26,321	27,313
Machinery and equipment	1,085,259	1,089,736
Less: accumulated depreciation	(17,739,781)	(17,545,883)
Property and equipment, net	$60,196,822	$63,250,721

From 1989 to 1991, Yao-Teh purchased two hundred and twenty parcels of land for development and construction of golf course in Miao Li County in Taiwan, for NT$1,349,643,627, equivalent to $41,160,220, of which one hundred and sixty-three parcels of land’s title was registered under an individual, Mr. Lang-Sheng Lin, pursuant to a trust agreement (See NOTE 16). From 1991 through 1996, Yao-Teh has incurred approximately NT$1,162,179,000, equivalent to $35,443,092, for land improvements. The cost of land improvement is depreciated over fifty years on a straight-line basis. The land and land improvements are collateralized and placed liens for the loans from a bank (See NOTE 7) and an individual (See NOTE10).

Depreciation expense for the years ended December 31, 2015 and 2014 were $858,030 and $879,493, respectively.

NOTE 7. BANK LOANS

Line of credit (Ta-Teh-Fu)

The short-term loan represents a line of credit from a bank due within one year. The loan consisted of the following:

	December 31,	December 31,
	2015	2014
Taiwan Cooperative Bank	$1,949,985	$2,198,101
Total	$1,949,985	$2,198,101

F-14

On November 17, 2005, Ta-Teh-Fu entered a five-year long term bank loan of NT$88,000,000, equivalent to $2,683,745, with Taiwan Cooperative Bank in order to acquire twenty-six parcels of land held for sales and investment in Miao Li County in Taiwan (See NOTE 4). The balance bore an interest at a prime rate plus 1.48%, of which prime rate was 1.87% at that time. On December 23, 2011, Ta-Teh-Fu renewed the loan balance of NT$88,000,000 and revise the type of loan from long-term bank loan to revolving line of credit subject to renewal annually. The balance bore an interest at a prime rate plus 2.13%, of which prime rate was 1.37% at that time. As of December 31, 2015, the interest rate is $3.68% per annum. The line of credit is collateralized by twenty-six parcels of land held for sales and investment, and also guaranteed by the Company’s owner.

Interest expenses for the years ended December 31, 2015 and 2014 amounted to $39,410 and $41,838, respectively.

Long-term bank loan (Yao-Teh)

Long-term bank loan of Yao-Teh consists of the following:

	December 31,	December 31,
	2015	2014
Taiwan Business Bank	$1,698,149	$2,952,921
Taiwan Cooperative Bank	2,987,782	3,100,297
	4,685,931	6,053,218
Less: current portion of long-term bank loan	(1,662,702)	(949,367)
Total	$3,023,229	$5,103,851

On July 9, 1991, Yao-Teh entered a four-year term bank loan of NT$380,620,000, equivalent to $11,607,807, with Taiwan Business Bank in order to acquire two hundred and twenty parcels of land for development and construction of golf course in Miao Li County in Taiwan (See NOTE 6).The loan balance bore an interest at prime rate plus 1.48%, of which prime rate was 1.87% at that time. The loan was collateralized by the purchased land and personal guaranteed by Yao-Teh’s president, general manager, and another individual. The loan went into default when it was due on July 8, 1995. On June 24, 2013, the Company entered a five-year repayment schedule with Taiwan Business Bank to pay off the principal and interest of loan totaling NT$274,047,725, equivalent to $8,357,622. As of December 31, 2015 and 2014, the remaining loan balance was $1,698,149 and $2,952,921, respectively. The land had liens held by Taiwan Business Bank and an individual, Mr. Cheng-Yu Lian (See NOTE 10). On the same date, Mr. Fun-Ming Lo borrowed NT$225,952,275, equivalent to $6,890,890, from Taiwan Business Bank, which Yao-Teh was the guarantor of the personal loan.

On August 7, 1991, Yao-Teh entered two five-year term bank loans in a total of NT$53,000,000, equivalent to $1,616,346 and a ten-year bank loan in an amount of NT$110,000,000, equivalent to $3,354,681, with Taiwan Cooperative Bank in order to acquire a land in Taipei City, Taiwan, to construct a residential building on the land for sale. The loan balances bore an interest at prime rate plus 1.25%, of which prime rate was 10% at that time. The loan was collateralized by the purchased land and personal guaranteed by Yao-Teh’s president and general manager. On September 16, 1995, three loans went into default, and the collateralized assets including the land and the building were foreclosed and sold. The remaining unpaid balance was $2,987,782 and $3,100,297 as of December 31, 2015 and 2014, respectively. Accrued interest was $6,464,924 and $6,375,998 as of as of December 31, 2015 and 2014, respectively.

F-15

Interest expenses were $330,873 and $346,653 for the years ended December 31, 2015 and 2014, respectively.

NOTE 8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2015	December 31, 2014
Accrued interest	$25,741,993	$24,848,750
Accrued litigation settlement	228,728	-
Accrued payroll	-	43,677
Sales tax and entertainment tax payable	10,149	10,050
Unearned other income - leasing	22,104	14,606
Others	-	15,601
	$26,002,974	$24,932,684

NOTE 9. RELATED PARTY TRANSACTIONS

Operating Lease:

Both Yao-Teh and Ta-Teh-Fu lease their office spaces at the same location from a shareholder under an operating lease agreement which expires on January 1, 2019. The monthly base rent is approximately $500. Rent expense under this lease agreement amounted to approximately $5,384 and $5,148 for the years ended December 31, 2015 and 2014, respectively (See NOTE 15).

Due to shareholders:

Yao-Teh and Ta-Teh-Fu have advanced funds from its officers and shareholders for working capital purposes. Both companies have not entered into any agreement with their officers and shareholders for these advances. The advances bear no interest and are due upon demand by shareholders. As of December31, 2015 and 2014, there were $44,612,575 and $45,117,795 advances outstanding, respectively.

Due to related parties:

Yao-Teh International Development Co., Ltd., an affiliate of Yao-Teh, made loan payments to Taiwan Business Bank on behalf of Yao-Teh. Yao-Teh International Development Co., Ltd. was incorporated on August 3, 1993 and is 100% owned by Mr. Fun-Ming Lo. There was no written agreement between Yao-Teh and Yao-Teh International Development Co., Ltd. for the advances. The advances were unsecured, interest free, and due on demand. As of December31, 2015 and 2014, there were $2,311,070 and $1,207,278 advances outstanding, respectively.

F-16

NOTE 10. NOTES PAYABLE

On June 25, 1993, Mr. Geng-Meng Lin, the vice president, entered a loan agreement with Mr. Cheng-Yu Lian, a third party, to borrow NT$400,000,000, approximately equivalent to $12,199,000 for working capital purpose. The loan bore an interest at a fixed rate of 14.4% per annum, and was due on December 30, 1993. The lender held a lien on the land owned by the Company. The loan went into default when it was due on December 30, 1993. On January 16, 2008, Mr. Lian filed a court payment order to demand the payment on the remaining principal of NT$335,840,000, equivalent to $10,242,147, and accrued interest at an interest rate of 14.4% per annum starting from December 6, 2002. As of December 31, 2015, the Company has not paid the balance and is negotiating with the lender. As of December 31, 2015 and 2014, the loan balance was $10,242,147 and $10,627,848, respectively. As of December 31, 2015 and 2014, the accrued interest balance was $19,275,721 and $18,471,200, respectively.

Interest expenses were $1,523,453 and $1,596,111 for the years ended December 31, 2015 and 2014, respectively.

NOTE 11. DEFERRED REVENUE

Revenue from non-refundable membership initiation fees is recognized over the estimated life of fifty years of facilities on a straight line basis upon inception of the club. As of December 31, 2015 and 2014, the weighted average remaining period over which the non-refundable membership initiation fees will be recognized is approximately 30 years and 31 years, respectively.

Deferred revenue at December 31, 2015 and 2014 mainly consist of the following:

	December 31, 2015	December 31, 2014
Deferred revenue – non-refundable membership initiation fees	$7,461,794	$8,000,885
Less: Current portion of deferred revenue	(248,726)	(258,093)
	$7,213,068	$7,742,792

NOTE 12. MEMBERSHIP DEPOSITS

Besides of non-refundable membership initiation fee (See NOTE 11), members of the golf club were also charged refundable membership fees. Members of the golf club are entitled to terminate a contract at any time and to claim the recovery of their membership deposits paid. The balance of refundable membership deposits at December 31, 2015 and 2014 was as follows:

	December 31, 2015	December 31, 2014
Refundable membership deposits	$31,352,074	$32,532,738
	$31,352,074	$32,532,738

F-17

NOTE 13. EQUITY

On June 30, 2014, Ta-Teh-Fu declared a cash dividend of NT$55,835, equivalent to $1,843, on June 30, 2014 and paid on July 31, 2014.

NOTE 14. INCOME TAX

Both Yao-Teh International Recreation Co., Ltd. and Ta-Teh-Fu Co., Ltd. are incorporated in Taiwan. The Taiwan Income Tax Law imposes a unified enterprise income tax rate of 17% on all enterprises with taxable income greater than approximately NT$120,000, equivalent to $3,660. No income tax liabilities existed as of December 31, 2015 and 2014 due to the Company’s continuing operating losses. There were no significant deferred tax items as of December 31, 2015 and 2014, respectively.

Provision for income tax consists of the following:

For the Years Ended
December 31,
	2015		2014
Current provision
Taiwan	$		$
Deferred provision
Taiwan		-		-
Total provision for income tax		$-		$-

The following is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2015	2014

Taiwan statutory income tax rate	17%	17%
Changes in valuation allowance	(17)%	(17)%
Effective income tax rate	0%	0%

F-18

NOTE 15. COMMITMENTS

Operating lease commitment:

Both Yao-Teh and Ta-Teh-Fu lease their office spaces at the same location from a shareholder (See NOTE 9) under an operating lease agreement which expires on January 1, 2019. The monthly base rent is approximately $500. Rent expense under this lease agreement amounted to approximately $5,384 and $5,148 for the years ended December 31, 2015 and 2014, respectively.

The Company's obligations under operating leases are as follows:

As of December 31,	Amount
2016	$6,048
2017	6,048
2018	6,048
Total minimum payments	$18,144

NOTE 16. CONTINGENCIES AND LEGAL PROCEEDINGS

On November 29, 2013, Yao-Teh filed a complaint against an individual, Mr. Lang-Sheng Lin (the “Defendant”), at Taiwan Miaoli District Court in Taiwan, for not transferring the title of land that was purchased by Yao-Teh pursuant to the trust registration agreement entered by Yao-Teh and the defendant. The case went to court on January 16, 2014. On February 17, 2015, the court pronounced its judgment that the evidence provided by Yao-Teh was not sustained. An appeal was filed at Taiwan High Court Taichung Branch Court on March 21, 2015 by Yao-Teh. The hearing for the appeal was held on June 23, 2015 at Taiwan High Court Taichung Branch Court. The case was settled between Yao-Teh and the defendant on September 21, 2015. Pursuant to the settlement, Yao-Teh agreed to pay NT$15,000,000, approximately equivalent to $458,000, to the defendant, and the defendant agreed to transfer the title of land back to Yao-Teh after he receives the payment in full.

Yao-Teh has paid NT$7,500,000, equivalent to $228,728 to Mr. Lin in September 2015, and has recorded loss on litigation settlement of NT$15,000,000, equivalent to $472,526, for the year ended December 31, 2015. An accrued litigation settlement of NT$7,500,000, equivalent to $228,728 was recorded as of December 31, 2015.

NOTE 17. SUBSEQUENT EVENTS

Restructuring transactions:

Imperial Garden & Resort, Inc., (the “Imperial”), was incorporated on September 23, 2016 under the laws of the British Virgin Islands. Imperial is a holding company and has no substantive business operations. Mr. Fun-Ming Lo is the major shareholder and a director of Imperial.

The Huang Jia Country Club and Recreation Inc., (the “Huang Jia”), was incorporated on March 3, 2015 under the laws of the Republic of Seychelles. Huang Jia is a holding company and has not carried out substantive business operations of its own. Mr. Fun-Ming Lo is the sole director and major shareholder of Huang Jia.

In August 2016, Huang Jia acquired 99.6% ownership of Yao-Teh, and 100% ownership of Ta-Teh-Fu.

F-19

On October 12, 2016, Imperial entered into and closed a share exchange agreement, with Huang Jia. Pursuant to the Share Exchange Agreement, Imperial issued an aggregate of 340,800 shares of common stock to the shareholders of Huang Jia in exchange for all the issued and outstanding capital stock of Huang Jia (the “Share Exchange”).

As a result of the consummation of the Share Exchange on October 12, 2016, Yao-Teh and Ta-Teh-Fu became, indirectly through Huang Jia, majority-owned subsidiaries of Imperial.

The Company has evaluated subsequent events through the date which the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2015 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

******

F-20

YAO-TEH INTERNATIONAL RECREATION CO., LTD. AND

TA-TEH-FU CO., LTD.

Unaudited Combined Financial Statements for the Six Months Ended

June 30, 2016 and 2015

F-21

  YAO-TEH INTERNATIONAL RECREATION CO., LTD. & TA-TEH-FU CO., LTD.
 COMBINED BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$149,936	$97,586
Other receivable	949,410	974,992
Prepaid expenses and other current assets	37,748	43,372
Total Current Assets	1,137,094	1,115,950

Land held for sale and investment	1,761,432	1,730,813
Property & Equipment, net	60,866,894	60,196,822
Total Assets	$63,765,420	$63,043,585

LIABILITIES AND EQUITY
Current Liabilities
Line of credit	$1,898,821	$1,949,985
Current portion of long-term bank loan	1,438,166	1,662,702
Accrued expenses and other current liabilities	27,373,875	26,002,974
Current portion of deferred revenue	253,127	248,726
Due to shareholders	45,805,075	44,612,575
Due to related parties	2,910,615	2,311,070
Total Current Liabilities	79,679,679	76,788,032

Non-current Liabilities
Long-term bank loan	2,772,004	3,023,229
Notes payable	10,423,340	10,242,147
Deferred revenue	7,214,109	7,213,068
Membership deposits	31,906,720	31,352,074
Total Non-current Liabilities	52,316,173	51,830,518
Total Liabilities	131,995,852	128,618,550

Equity
Paid-in capital	934,574	934,574
Accumulated deficit	(72,509,297)	(71,036,558)
Accumulated other comprehensive income	3,344,291	4,527,019
Total Deficit	(68,230,432)	(65,574,965)

Total Liabilities and Equity	$63,765,420	$63,043,585

The accompanying notes are an integral part of these combined financial statements.

F-22

YAO-TEH INTERNATIONAL RECREATION CO., LTD. & TA-TEH-FU CO., LTD.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

	For the Three Months ended		For the Six Months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Revenues, net	$336,362	$338,623	$545,970	$592,618
Cost of revenues	353,702	511,820	810,324	991,055
Gross profit (loss)	(17,340)	(173,197)	(264,354)	(398,437)
Selling, general and administrative expenses	181,635	176,722	322,553	272,588
Loss from operations	(198,975)	(349,919)	(586,907)	(671,025)
Other income (expense)
Interest income	1	-	1,773	-
Interest expense	(454,243)	(483,333)	(911,443)	(958,621)
Other income - leasing	1,048	1,394	23,838	26,853
Total other income (expenses)	(453,194)	(481,939)	(885,832)	(931,768)
Loss before income taxes	(652,169)	(831,858)	(1,472,739)	(1,602,793)
Provision for income taxes expense	-	-	-	-
Net loss	(652,169)	(831,858)	(1,472,739)	(1,602,793)

Other Comprehensive Income (Loss)
Net Loss	(652,169)	(831,858)	(1,472,739)	(1,602,793)
Foreign currency translation adjustment	(9,743)	(759,916)	(1,182,728)	(1,507,870)
Comprehensive income (loss)	$(661,912)	$(1,591,774)	$(2,655,467)	$(3,110,663)

The accompanying notes are an integral part of these combined financial statements.

F-23

YAO-TEH INTERNATIONAL RECREATION CO., LTD. & TA-TEH-FU CO., LTD.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

	For the Six Months ended June 30,
	2016	2015
Cash flows from operating activities
Net loss	$(1,472,739)	$(1,602,793)
Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation expense	388,881	420,825
Changes in assets and liabilities:
Decrease (increase) in other receivable	42,182	44,260
Decrease (increase) in prepaid expense &other current assets	6,295	1,655
Increase (decrease) in accounts payable	-	(74,654)
Increase (decrease) in accrued expenses and other current liabilities	897,092	857,077
Increase (decrease) in deferred revenues	(124,647)	(130,788)
Increase (decrease) in due to shareholders	397,157	954,407
Net cash provided by operating activities	134,221	469,989

Cash flows from investing activities
Purchase of fixed assets	-	(36,883)
Net cash used in investing activities	-	(36,883)

Cash flows from financing activities
Repayment of bank loans	(634,562)	(718,103)
Loan from affiliates	550,198	629,583
Net cash used in financing activities	(84,364)	(88,520)

Effect of exchange rate changes on cash and cash equivalents	2,493	10,982

Net increase (decrease) in cash and cash equivalents	52,350	355,568

Cash and cash equivalents
Beginning	97,586	327,736
Ending	$149,936	$683,304

Supplemental disclosure of cash flows
Cash paid during the year for:
Income tax	$-	$-
Interest expense	$15,909	$18,967

The accompanying notes are an integral part of these combined financial statements.

F-24

YAO-TEH INTERNATIONAL RECREATION CO., LTD. & TA-TEH-FU CO., LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. ORGANIZATION AND BUSINESS

Yao-Teh International Recreation Co., Ltd., (the “Yao-Teh”), was incorporated on May 30, 1988 under the laws of Taiwan (R.O.C.). Yao-Teh is in the business of developing and operating golf course facilities. Mr. Fun-Ming Lo is the controlling beneficiary shareholder of Yao-Teh.

Ta-Teh-Fu Co., Ltd., (“Ta-Teh-Fu”), was incorporated on June 27, 2001 under the laws of Taiwan (R.O.C.). Ta-Teh-Fu’s main business is to lease golf carts, machinery, and equipment to Yao-Teh. Mr. Fun-Ming Lo is the controlling beneficiary shareholder of Ta-Teh-Fu.

The fiscal year of Yao-Teh and Ta-Teh-Fu (collectively, the “Company”) ends on December 31st.

NOTE 2. GOING CONCERN

The Company had accumulated deficit of $72,509,297 and $71,036,558 as of June 30, 2016 and December 31, 2015, respectively. The net losses attributable to common stockholders of $1,472,739 and $1,602,793 for the six months ended June 30, 2016 and 2015, respectively. The accompanying unaudited combined financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. This presentation presumes funds will be available to finance ongoing research and development, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

There can be no assurances that there will be adequate financing available to the Company and the unaudited combined financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining capital from the sale of its equity securities (2) short-term and long-term borrowings from banks, and (3) short-term borrowings from stockholders or other related party(ies) when needed. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually to secure other sources of financing and attain profitable operations.

F-25

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying unaudited combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial reporting and in accordance with instructions for Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited combined financial statements contained in this report reflect all adjustments that are normal and recurring in nature and considered necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. The year-end combined balance sheet data were derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the interim period are not necessarily indicative of the results expected for the full year.

The accompanying unaudited financial statements included the combined accounts of Yao-Teh and Ta-Teh-Fu. These companies are under common control and ownership. All significant intercompany transactions and account balances have been eliminated.

The functional currency of Yao-Teh and Ta-Teh-Fu is the New Taiwan dollars, however the accompanying unaudited combined financial statements have been translated and presented in United States Dollars ($). In the accompanying unaudited combined financial statements and notes, “$”, “US$” and “U.S. dollars” mean United States dollars, and “NT$” and “NT dollars” mean New Taiwan dollars.

Segment Reporting — The Company follows the provisions of ASC 280 (formerly referred to as SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information), which establishes standards for reporting information about operating segments, which uses a “management” approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. ASC Topic 280, “Segment Reporting,” also requires disclosures about products or services, geographic areas, and major customers. The Company’s management reporting structure provided for only one segment for the six months ended June 30, 2016 and 2015 and accordingly, no separate segment information is presented.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable and Other Receivable — Accounts receivable and other receivables are stated at carrying value less estimates made for doubtful receivables. An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. An impairment loss is recognized in the statement of income, as are subsequent recoveries of previous impairments.

Property and Equipment — Property and equipment is carried at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related asset or extend the useful life are capitalized. When property and equipment is retired or otherwise disposed of, the related gain or loss is included in operating income. Leasehold improvements are depreciated on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Depreciation is calculated on the straight-line method, including property and equipment under capital leases, generally based on the following useful lives:

F-26

Estimated Life in Years
Land improvements	50
Buildings and building improvements	15
Machinery and equipment	5
Office equipment	5

Impairment of Long-Lived Assets — The Company has adopted Accounting Standards Codification subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”). ASC 360-10 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates its long lived assets for impairment annually or more often if events and circumstances warrant. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. ASC 360-10 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell. Management has determined that no impairments of long-lived assets currently exist.

Land Held for Sale and Investment — The Company recorded the land held for sale and investment at the original land acquisition costs.

Fair Value Measurements — FASB ASC 820, “Fair Value Measurements” (formerly SFAS No. 157) defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

·	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

·

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

F-27

·	Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

This guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157 (ASC 820). This Staff Position delays the effective date of SFAS No. 157 (ASC 820) for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 (ASC 820) had no effect on the Company's financial position or results of operations for the six months ended June 30, 2016 and 2015.

We also analyze all financial instruments with features of both liabilities and equity under ASC 480-10 (formerly SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”) and ASC 815-40 (formerly EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”). We have determined ASC 480-10 (formerly SFAS 150) and ASC 815-40 (formerly EITF 00-19) had no material effect on our financial position or results of operations for the six months ended June 30, 2016 and 2015.

Revenue Recognition — The following describes the composition of revenues for the Company:

•	Greens fee is charged to play on the golf course from members and non-members. The revenues are recognized when the services are rendered.

•	Revenue from non-refundable membership initiation fees is recognized over the estimated life of the facilities on a straight-line basis upon inception of the club. As of June 30, 2016 and December 31, 2015, the weighted average remaining period over which non-refundable membership initiation fees will be recognized is approximately 29.5 years and 30 years, respectively (See NOTE 11).

Advertising Costs — Advertising costs are expensed at the time such advertising commences. Advertising expenses were $486 and $445 for the six months ended June 30, 2016 and 2015, respectively. Advertising expenses were $0 and $360 for the three months ended June 30, 2016 and 2015, respectively.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. There were no significant deferred tax items as of June 30, 2016 and December 31, 2015.

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The Company applied the provisions of ASC 740-10-50, “Accounting For Uncertainty In Income Taxes”, which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. At June 30, 2016 and December 31, 2015, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Concentration of Credit Risk — The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Company places its cash and temporary cash investments in high quality credit institutions, but these investments may be in excess of Taiwan Central Deposit Insurance Corporation’s insurance limits. The Company does not enter into financial instruments for hedging, trading or speculative purposes. Concentration of credit risk with respect to trade and notes receivables is limited due to the wide variety of customers and markets in which the Company transacts business, as well as their dispersion across many geographical areas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NT$”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ deficit.

Statement of Cash Flows — Cash flows from the Company's operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Reclassifications — Certain classifications have been made to the prior year financial statements to conform to the current year presentation. The reclassification had no impact on previously reported net loss or accumulated deficit.

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NT$”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance ASC 830, "Foreign Currency Matters", with the NT$ as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's deficit are translated at the historical rates and income statement items are translated at an average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income as a component of stockholders’ deficit.

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Comprehensive Income — Comprehensive income includes accumulated foreign currency translation gains and losses. The Company has reported the components of comprehensive income on its statements of stockholders’ deficit and comprehensive income (loss).

Recently Issued Accounting Pronouncements — In February 2016, the FASB issued ASU 2016-02, "Leases," which requires recognition of lease assets and lease liabilities on the balance sheet of lessees. ASU 2016-02 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2018, or in fiscal 2020. Early adoption is permitted. ASU 2016-02 requires a modified retrospective transition approach and provides certain optional transition relief. We are currently evaluating the effect the adoption of this guidance will have on our combined results of operations, financial position and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. The original effective date for ASU 2014-09 would have required the Company to adopt beginning in its first quarter of 2018. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for one year and permits early adoption as early as the original effective date of ASU 2014-09. Accordingly, the Company may adopt the standard in either its first quarter of 2018 or 2019.In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606) – Principal versus Agent Considerations (“ASU 2016-08”), which clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606) – Identifying Performance Obligations and Licensing (“ASU 2016-10”), which amends the guidance in ASU 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property. The Company must adopt ASU 2016-08 and ASU 2016-10 with ASU 2014-09.The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its unaudited combined financial statements.

In August 2014, FASB issued ASU No. 2014-15, “Preparation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern”. Under U.S. GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity's liquidation becomes imminent. Preparation of financial statements under this presumption is commonly referred to as the going concern basis of accounting. If and when an entity's liquidation becomes imminent, financial statements should be prepared under the liquidation basis of accounting in accordance with Subtopic 205-30, Presentation of Financial Statements—Liquidation Basis of Accounting. Even when an entity's liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but the amendments in this Update should be followed to determine whether to disclose information about the relevant conditions and events. The amendments in this Accounting Standards Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company will evaluate the going concern considerations in this ASU, however, at the current period, management does not believe that it has met conditions which would subject these unaudited combined financial statements for additional disclosure.

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NOTE 4. LAND HELD FOR INVESTMENT

On November 18, 2005, Ta-Teh-Fu purchased twenty-six parcels of land held for sale and investment in Miao Li County in Taiwan for NT$112,479,828, approximately equivalent to $3,522,864. On May 31, 2008, Ta-Teh-Fu sold 50% ownership of its land to the Li An Hospital and Mr. Xi-He Wang at cost amounted NT$56,753,344, equivalent to $1,761,432. The land is collateralized under the line of credit with Taiwan Cooperative Bank (See NOTE 7).

NOTE 5. OTHER RECEIVABLE

On May 31, 2008, Ta-Teh-Fu sold 50% ownership of its land (See NOTE 4) to the Li An Hospital and Mr. Xi-He Wang at cost amounted NT$56,753,344, equivalent to $1,761,432. Pursuant to the land purchase agreement, the Li An Hospital and Mr. Wang also assumed 50% of bank loan (See NOTE 7). As of June 30, 2016 and December 31, 2015, Ta-Teh-Fu had receivables due from the Li An Hospital and Mr. Wang of $949, 410 and $974,992, respectively.

NOTE 6. PROPERTYAND EQUIPMENT

Property and equipment as of June 30, 2016 and December 31, 2015 are summarized as follows:

	June 30, 2016	December 31, 2015
Land	$41,888,380	$41,160,220
Land improvement	36,070,111	35,443,092
Buildings	225,634	221,711
Office equipment	26,787	26,321
Machinery and equipment	1,104,459	1,085,259
Less: accumulated depreciation	(18,448,477)	(17,739,781)
Property and equipment, net	$60,866,894	$60,196,822

From 1989 to 1991, Yao-Teh purchased two hundred and twenty parcels of land for development and construction of golf course in Miao Li County in Taiwan, for NT$1,349,643,627, equivalent to $41,888,380, of which one hundred and sixty-three parcels of land’s title was registered under an individual, Mr. Lang-Sheng Lin, pursuant to a trust agreement (See NOTE 15). From 1991 through 1996, Yao-Teh has incurred approximately NT$1,162,179,000, equivalent to $36,070,111, for land improvements. The cost of land improvement is depreciated over fifty years on a straight-line basis. The land and land improvements are collateralized and placed liens for the loans from a bank (See NOTE 7) and an individual (See NOTE10).

Depreciation expenses were $388,881 and $420,825 for the six months ended June 30, 2016 and 2015, respectively. Depreciation expenses were $192,172 and $211,155 for the three months ended June 30, 2016 and 2015, respectively.

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NOTE 7. BANK LOANS

Line of credit (Ta-Teh-Fu)

The short-term loan represents a line of credit from a bank due within one year. The loan consisted of the following:

	June 30,	December 31,
	2016	2015
Taiwan Cooperative Bank	$1,898,821	$1,949,985
Total	$1,898,821	$1,949,985

On November 17, 2005, Ta-Teh-Fu entered a five-year long term bank loan of NT$88,000,000, equivalent to $2,731,223, with Taiwan Cooperative Bank in order to acquire twenty-six parcels of land held for sales and investment in Miao Li County in Taiwan (See NOTE 4). The balance bore an interest at a prime rate plus 1.48%, of which prime rate was 1.87% at that time. On December 23, 2011, Ta-Teh-Fu renewed the loan balance of NT$88,000,000 and revise the type of loan from long-term bank loan to revolving line of credit subject to renewal annually. The balance bore an interest at a prime rate plus 2.13%, of which prime rate was 1.37% at that time. As of June 30, 2016, the interest rate is $3.68% per annum. The line of credit is collateralized by twenty-six parcels of land held for sales and investment, and also guaranteed by the Company’s owner.

Interest expenses for the six months ended June 30, 2016 and 2015 amounted to $15,909 and $18,967, respectively. Interest expenses for the three months ended June 30, 2016 and 2015 amounted to $8,529 and $10,266, respectively.

Long-term bank loan (Yao-Teh)

Long-term bank loan of Yao-Teh consists of the following:

	December 31,	December 31,
	2015	2015
Taiwan Business Bank	$1,438,166	$1,698,149
Taiwan Cooperative Bank	2,772,004	2,987,782
	4,210,170	4,685,931
Less: current portion of long-term bank loan	(1,438,166)	(1,662,702)
Total	$2,772,004	$3,023,229

On July 9, 1991, Yao-Teh entered a four-year term bank loan of NT$380,620,000, equivalent to $11,813,160, with Taiwan Business Bank in order to acquire two hundred and twenty parcels of land for development and construction of golf course in Miao Li County in Taiwan (See NOTE 6).The loan balance bore an interest at prime rate plus 1.48%, of which prime rate was 1.87% at that time. The loan was collateralized by the purchased land and personal guaranteed by Yao-Teh’s president, general manager, and another individual. The loan went into default when it was due on July 8, 1995. On June 24, 2013, the Company entered a five-year repayment schedule with Taiwan Business Bank to pay off the principal and interest of loan totaling NT$274,047,725, equivalent to $8,505,515. As of June 30, 2016 and December 31, 2015, the remaining loan balance was $1,438,166 and $1,698,149, respectively. The land had liens held by Taiwan Business Bank and an individual, Mr. Cheng-Yu Lian (See NOTE 10). On the same date, Mr. Fun-Ming Lo borrowed NT$225,952,275, equivalent to $7,012,795, from Taiwan Business Bank, which Yao-Teh was the guarantor of the personal loan.

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On August 7, 1991, Yao-Teh entered two five-year term bank loans in a total of NT$53,000,000, equivalent to $1,644,941 and a ten-year bank loan in an amount of NT$110,000,000, equivalent to $3,414,028, with Taiwan Cooperative Bank in order to acquire a land in Taipei City, Taiwan, to construct a residential building on the land for sale. The loan balances bore an interest at prime rate plus 1.25%, of which prime rate was 10% at that time. The loan was collateralized by the purchased land and personal guaranteed by Yao-Teh’s president and general manager. On September 16, 1995, three loans went into default, and the collateralized assets including the land and the building were foreclosed and sold. The remaining unpaid balance was $2,772,004 and $2,987,782 as of June 30, 2016 and December 31, 2015, respectively. Accrued interest was $6,742,288 and $6,464,924 as of as of June 30, 2016 and December 31, 2015, respectively.

Interest expenses were $160,526 and $168,434 for the six months ended June 30, 2016 and 2015, respectively. Interest expenses were $79,264 and $85,179 for the three months ended June 30, 2016 and 2015, respectively.

NOTE 8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30, 2016	December 31, 2015
Accrued interest	$27,105,324	$25,741,993
Accrued litigation settlement	232,775	228,728
Accrued payroll	28,606	-
Sales tax and entertainment tax payable	6,745	10,149
Unearned other income - leasing	-	22,104
Others	425	-
	$27,373,875	$26,002,974

NOTE 9. RELATED PARTY TRANSACTIONS

Operating Lease:

Both Yao-Teh and Ta-Teh-Fu lease their office spaces at the same location from a shareholder under an operating lease agreement which expires on January 1, 2019. The monthly base rent is approximately $500. Rent expense under this lease agreement amounted to approximately $2,690 and $2,340 for the six months ended June 30, 2016 and 2015, respectively. Rent expense under this lease agreement amounted to approximately $1,475 and $1,265 for the three months ended June 30, 2016 and 2015, respectively (See NOTE 14).

Due to shareholders:

Yao-Teh and Ta-Teh-Fu have advanced funds from its officers and shareholders for working capital purposes. Both companies have not entered into any agreement with their officers and shareholders for these advances. The advances bear no interest and are due upon demand by shareholders. As of June 30, 2016 and December31, 2015, there were $45,805,075 and $44,612,575 advances outstanding, respectively.

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Due to related parties:

Yao-Teh International Development Co., Ltd., an affiliate of Yao-Teh, made loan payments to Taiwan Business Bank on behalf of Yao-Teh. Yao-Teh International Development Co., Ltd. was incorporated on August 3, 1993 and is 100% owned by Mr. Fun-Ming Lo. There was no written agreement between Yao-Teh and Yao-Teh International Development Co., Ltd. for the advances. The advances were unsecured, interest free, and due on demand. As of June 30, 2016 and December31, 2015, there were $2,910,615 and $2,311,070 advances outstanding, respectively.

NOTE 10. NOTES PAYABLE

On June 25, 1993, Mr. Geng-Meng Lin, the vice president, entered a loan agreement with Mr. Cheng-Yu Lian, a third party, to borrow NT$400,000,000, approximately equivalent to $12,414,650 for working capital purpose. The loan bore an interest at a fixed rate of 14.4% per annum, and was due on December 30, 1993. The lender held a lien on the land owned by the Company. The loan went into default when it was due on December 30, 1993. On January 16, 2008, Mr. Lian filed a court payment order to demand the payment on the remaining principal of NT$335,840,000, equivalent to $10,423,340, and accrued interest at an interest rate of 14.4% per annum starting from December 6, 2002. As of June 30, 2016, the Company has not paid the balance and is negotiating with the lender. As of June 30, 2016 and December 31, 2015, the loan balance was $10,423,340 and $10,242,147, respectively. As of June 30, 2016 and December 31, 2015, the accrued interest balance was $20,363,036 and $19,275,721, respectively.

Interest expenses were $735,008 and $771,220 for the six months ended June 30, 2016 and 2015, respectively. Interest expenses were $366,450 and $387,888 for the three months ended June 30, 2016 and 2015, respectively.

NOTE 11. DEFERRED REVENUE

Revenue from non-refundable membership initiation fees is recognized over the estimated life of fifty years of facilities on a straight line basis upon inception of the club. As of June 30, 2016 and December 31, 2015, the weighted average remaining period over which the non-refundable membership initiation fees will be recognized is approximately 29.5 years and 30 years, respectively.

Deferred revenue at June 30, 2016 and December 31, 2015 mainly consist of the following:

	June 30, 2016	December 31, 2015
Deferred revenue – non-refundable membership initiation fees	$7,467,236	$7,461,794
Less: Current portion of deferred revenue	(253,127)	(248,726)
	$7,214,109	$7,213,068

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NOTE 12. MEMBERSHIP DEPOSITS

Besides of non-refundable membership initiation fee (See NOTE 11), members of the golf club were also charged refundable membership fees. Members of the golf club are entitled to terminate a contract at any time and to claim the recovery of their membership deposits paid. The balance of refundable membership deposits at June 30, 2016 and December 31, 2015 was as follows:

	June 30, 2016	December 31, 2015
Refundable membership deposits	$31,906,720	$31,352,074
	$31,906,720	$31,352,074

NOTE 13. INCOME TAX

Both Yao-Teh International Recreation Co., Ltd. and Ta-Teh-Fu Co., Ltd. are incorporated in Taiwan. The Taiwan Income Tax Law imposes a unified enterprise income tax rate of 17% on all enterprises with taxable income greater than approximately NT$120,000, equivalent to $3,660. No income tax liabilities existed as of June 30, 2016 and December 31, 2015 due to the Company’s continuing operating losses. There were no significant deferred tax items as of June 30, 2016 and December 31, 2015, respectively.

Provision for income tax consists of the following:

For the Six Months Ended
June 30,
	2016	2015
Current provision
Taiwan	$-	$-
Deferred provision
Taiwan	-	-
Total provision for income tax	$-	$-

The following is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Six Months Ended June 30,
	2016	2015

Taiwan statutory income tax rate	17%	17%
Changes in valuation allowance	(17)%	(17)%
Effective income tax rate	0%	0%

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NOTE 14. COMMITMENTS

Operating lease commitment:

Both Yao-Teh and Ta-Teh-Fu lease their office spaces at the same location from a shareholder (See NOTE 9) under an operating lease agreement which expires on January 1, 2019. The monthly base rent is approximately $500. Rent expense under this lease agreement amounted to approximately $2,690 and $2,340 for the six months ended June 30, 2016 and 2015, respectively. Rent expense under this lease agreement amounted to approximately $1,475 and $1,265 for the three months ended June 30, 2016 and 2015, respectively.

The Company's obligations under operating leases are as follows:

As of June 30,	Amount
2017	$5,870
2018	5,870
2019	2,935
Total minimum payments	$14,675

NOTE 15. CONTINGENCIES AND LEGAL PROCEEDINGS

On November 29, 2013, Yao-Teh filed a complaint against an individual, Mr. Lang-Sheng Lin (the “Defendant”), at Taiwan Miaoli District Court in Taiwan, for not transferring the title of land that was purchased by Yao-Teh pursuant to the trust registration agreement entered by Yao-Teh and the defendant. The case went to court on January 16, 2014. On February 17, 2015, the court pronounced its judgment that the evidence provided by Yao-Teh was not sustained. An appeal was filed at Taiwan High Court Taichung Branch Court on March 21, 2015 by Yao-Teh. The hearing for the appeal was held on June 23, 2015 at Taiwan High Court Taichung Branch Court. The case was settled between Yao-Teh and the defendant on September 21, 2015. Pursuant to the settlement, Yao-Teh agreed to pay NT$15,000,000, approximately equivalent to $465,550, to the defendant, and the defendant agreed to transfer the title of land back to Yao-Teh after he receives the payment in full.

Yao-Teh has paid NT$7,500,000, equivalent to $232,775, to Mr. Lin in September 2015, and has recorded loss on litigation settlement of NT$15,000,000, equivalent to $472,526, for the year ended December 31, 2015. An accrued litigation settlement of NT$7,500,000, equivalent to $232,775 was recorded as of June 30, 2016 and December 31, 2015.

NOTE 16. SUBSEQUENT EVENTS

Restructuring Transactions:

Imperial Garden & Resort, Inc., (the “Imperial”), was incorporated on September 23, 2016 under the laws of the British Virgin Islands. Imperial is a holding company and has no substantive business operations. Mr. Fun-Ming Lo is the major shareholder and a director of Imperial.

The Huang Jia Country Club and Recreation Inc., (the “Huang Jia”), was incorporated on March 3, 2015 under the laws of the Republic of Seychelles. Huang Jia is a holding company and has not carried out substantive business operations of its own. Mr. Fun-Ming Lo is the sole director and major shareholder of Huang Jia.

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In August 2016, Huang Jia acquired 99.6% ownership of Yao-Teh, and 100% ownership of Ta-Teh-Fu.

On October 12, 2016, Imperial entered into and closed a share exchange agreement, with Huang Jia. Pursuant to the Share Exchange Agreement, Imperial issued an aggregate of 340,800 shares of common stock to the shareholders of Huang Jia in exchange for all the issued and outstanding capital stock of Huang Jia (the “Share Exchange”).

As a result of the consummation of the Share Exchange on October 12, 2016, Yao-Teh and Ta-Teh-Fu became, indirectly through Huang Jia, majority-owned subsidiaries of Imperial.

The Company has evaluated subsequent events through the date which the financial statements were available to be issued. All subsequent events requiring recognition as of June 30, 2016 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

******

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Our M&A provides that the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who is a director of the Company or a party in a legal proceeding by reason of the fact that the person is or was a director of the Company. According to our M&A, the indemnity only applies if the person acts honestly and in good faith with a view to the best interests of the Company and in the case of criminal proceedings, the person has no reasonable cause to believe that his or her conduct was unlawful.

Recent Sales of Unregistered Securities

As a recently formed entity, the Company has issued new securities in exchange for property, services and other securities in exchange for outstanding securities of the Company’s Subsidiaries. In addition, the company issued 340,228 shares to the Company’s Chairman of the Board in consideration for the exchange of shares in Huang Jia.

Exhibits and Financial Statement Schedules

Exhibit	Description

1.1	Underwriter, Agreement with Network 1 Financial Securities, Inc. dated June 21, 2016 *

3.1	Memorandum and Articles of Association of Imperial Garden & Resort, Inc.*

5.1	Legal Opinion of Maples & Calder regarding the legality of the shares of common stock of Imperial Garden & Resort, Inc.*

5.2	Legal Opinion of Sha Hung Law Firm regarding the validity of the Cheng-Yu Lian’s lien on Yao-Teh’s land

5.3	Legal Opinion of Sha Hung Law Firm regarding the validity and legality of agreements

10.1	Letter of Intent between Yao-Teh and InterContinental Hotels Group dated September 11, 2015

10.2	Proposal for Video of Concept Design for the Royal Country Club Spa & Resort between Yao-Teh and the Cunningham Group dated on June 22, 2015

10.3	Master Planning and Conceptual Design Contract for the Royal Country Club Spa & Resort between Yao-Teh and the Cunningham Group dated on March 6, 2015

10.4	The five-year repayment schedule entered between Yao-Teh and Taiwan Business Bank dated on June 24, 2013

10.5	The personal loan agreement entered between Fun-Ming Lo and Taiwan Business Bank on June 24, 2013, which is guaranteed by Yao-Teh (included in Exhibit 10.4)

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10.6	The two five-year loans and one ten-year loan entered between Yao-Teh and Taiwan Cooperative Bank dated on August 7, 1991

10.7	The loan agreement entered on June 25, 1993 between Geng-Meng Lin, the then vice president of Yao-Teh, and Cheng-Yu Lian who has a lien on the Company’s land

10.8	Loan Agreement between Yao-Teh and Kai Ji Bank and the Guaranty Agreement signed by Fun Ming Luo for the Loan set forth in this Loan Agreement, both dated on June 14, 2016

10.9	Loan Agreement between Ta-Teh-Fu and Taiwan Cooperative Bank secured by the Company’s land and guaranteed by Shu-Hui Chou dated December 31, 2015

10.10	Line of credit loan agreement between Ta-Teh-Fu and Taiwan Cooperative Bank secured by the Company’s land and guaranteed by Shu-Hui Chou and Shu-Hui Chou’s brother dated December 23, 2011

10.11	Lease Agreement between Ta-Teh-Fu and Yao-Teh dated June 25, 2011

10.12	Deeds of Material Real Property Owned by Yao-Teh

10.13	Design Contract for the Royal Country Club Spa & Resort between the Huang Jia Country Club and Recreation Inc. and Chang Chen-Bin Architecture Firm dated October 29, 2015

10.14	Share Exchange Agreement entered by Huang Jia, Imperial Garden & Resort, Inc. and each of Fun-Ming Lo, Ta-Chih Kuo and Shih-Han Liao dated October 12, 2016

10.15	Share Purchase Agreement entered into by Huang Jia, Yao-Teh, and each of Fun-Ming Lo, Shu-Sui Tu and Shu-Hui Chou dated October 23, 2015

10.16	Membership Interest Purchase Agreement entered into by Huang Jia, Ta-Teh-Fu, and Shu-Hui Chou dated October 23, 2016

21.1	List of significant subsidiaries of Imperial Garden & Resort, Inc.

23.1	Consent of Sichenzia Ross Ference Kesner LLP *

23.2	Consent of KCCW Certified Public Accountants

23.3	Consent of Sha Hung Law Firm

23.4	Consent of Maples & Calder (included as part of Exhibit 5.1)*

99.1	Legal Opinion on Land Dispute Issued from Sha Hung Law Firm

99.2	Letter from Yi-Cheng Huang

99.3	Letter from Chang Chen-Bin Architecture Firm

* to be filed via amendment to the Form F-1

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Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

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SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Taipei, Taiwan, R.O.C., on October 28, 2016.

IMPERIAL GARDEN & RESORT, INC.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Interim Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints Yuan Chun Tang his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this Registration Statement on Form F-1 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Fun-Ming Lo	Chairman of the Board, Director	October 28, 2016
Fun-Ming Lo

/s/ Ta-Chih Kuo	Director	October 28, 2016
Ta-Chih Kuo

/s/ Wei-Yuan Teng	Director	October 28, 2016
Wei-Yuan Teng

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Exhibit Index

Exhibit	Description

1.1	Underwriter, Agreement with Network 1 Financial Securities, Inc. dated June 21, 2016 *

3.1	Memorandum and Articles of Association of Imperial Garden & Resort, Inc.*

5.1	Legal Opinion of Maples & Calder regarding the legality of the shares of common stock of Imperial Garden & Resort, Inc.*

5.2	Legal Opinion of Sha Hung Law Firm regarding the validity of the Cheng-Yu Lian’s lien on Yao-Teh’s land

5.3	Legal Opinion of Sha Hung Law Firm regarding the validity and legality of agreements

10.1	Letter of Intent between Yao-Teh and InterContinental Hotels Group dated September 11, 2015

10.2	Proposal for Video of Concept Design for the Royal Country Club Spa & Resort between Yao-Teh and the Cunningham Group dated on June 22, 2015

10.3	Master Planning and Conceptual Design Contract for the Royal Country Club Spa & Resort between Yao-Teh and the Cunningham Group dated on March 6, 2015

10.4	The five-year repayment schedule entered between Yao-Teh and Taiwan Business Bank dated on June 24, 2013

10.5	The personal loan agreement entered between Fun-Ming Lo and Taiwan Business Bank on June 24, 2013, which is guaranteed by Yao-Teh (included in Exhibit 10.4)

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10.6	The two five-year loans and one ten-year loan entered between Yao-Teh and Taiwan Cooperative Bank dated on August 7, 1991

10.7	The loan agreement entered on June 25, 1993 between Geng-Meng Lin, the then vice president of Yao-Teh, and Cheng-Yu Lian who has a lien on the Company’s land

10.8	Loan Agreement between Yao-Teh and Kai Ji Bank and the Guaranty Agreement signed by Fun Ming Luo for the Loan set forth in this Loan Agreement, both dated on June 14, 2016

10.9	Loan Agreement between Ta-Teh-Fu and Taiwan Cooperative Bank secured by the Company’s land and guaranteed by Shu-Hui Chou dated December 31, 2015

10.10	Line of credit loan agreement between Ta-Teh-Fu and Taiwan Cooperative Bank secured by the Company’s land and guaranteed by Shu-Hui Chou and Shu-Hui Chou’s brother dated December 23, 2011

10.11	Lease Agreement between Ta-Teh-Fu and Yao-Teh dated June 25, 2011

10.12	Deeds of Material Real Property Owned by Yao-Teh

10.13	Design Contract for the Royal Country Club Spa & Resort between the Huang Jia Country Club and Recreation Inc. and Chang Chen-Bin Architecture Firm dated October 29, 2015

10.14	Share Exchange Agreement entered by Huang Jia, Imperial Garden & Resort, Inc. and each of Fun-Ming Lo, Ta-Chih Kuo and Shih-Han Liao dated October 12, 2016

10.15	Share Purchase Agreement entered into by Huang Jia, Yao-Teh, and each of Fun-Ming Lo, Shu-Sui Tu and Shu-Hui Chou dated October 23, 2015

10.16	Membership Interest Purchase Agreement entered into by Huang Jia, Ta-Teh-Fu, and Shu-Hui Chou dated October 23, 2016

21.1	List of significant subsidiaries of Imperial Garden & Resort, Inc.

23.1	Consent of Sichenzia Ross Ference Kesner LLP *

23.2	Consent of KCCW Certified Public Accountants

23.3	Consent of Sha Hung Law Firm

23.4	Consent of Maples & Calder (included as part of Exhibit 5.1)*

99.1	Legal Opinion on Land Dispute Issued from Sha Hung Law Firm

99.2	Letter from Yi-Cheng Huang

99.3	Letter from Chang Chen-Bin Architecture Firm

* to be filed via amendment to the Form F-1

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